     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 8, 2002
                                                       REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM S-3
               REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF
                                      1933
                             STRAYER EDUCATION, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                             -----------------------

            MARYLAND                            8200                      52-1975978
(State or Other Jurisdiction of     (Primary Standard Industrial       (I.R.S. Employer
 Incorporation or Organization)      Classification Code Number)      Identification No.)
-----------------------------------------------------------------------------------------

                          1100 WILSON BLVD., SUITE 2500
                               ARLINGTON, VA 22209
                                 (703) 247-2500
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             -----------------------
                            STEVEN A. MCARTHUR, ESQ.
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                             STRAYER EDUCATION, INC.
                          1100 WILSON BLVD., SUITE 2500
                               ARLINGTON, VA 22209
                                 (703) 247-2500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                 with copies to:

              PETER J. HANLON, ESQ.              JOHN R. SAGAN, ESQ.
            JEFFREY S. HOCHMAN, ESQ.          MICHAEL L. HERMSEN, ESQ.
            WILLKIE FARR & GALLAGHER          MAYER, BROWN, ROWE & MAW
                787 SEVENTH AVENUE            190 SOUTH LASALLE STREET
                NEW YORK, NY 10019                CHICAGO, IL 60603
                (212) 728-8000                     (312) 782-0600

                             -----------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this registration statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE
============================================================================================================================
                                                                           PROPOSED            PROPOSED
                                                        AMOUNT              MAXIMUM             MAXIMUM          AMOUNT OF
             TITLE OF EACH CLASS OF                      TO BE          OFFERING PRICE         AGGREGATE        REGISTRATION
          SECURITIES TO BE REGISTERED               REGISTERED (1)       PER SHARE (2)   OFFERING PRICE(1)(2)       FEE
----------------------------------------------------------------------------------------------------------------------------
Common stock, par value $.01 per share.........    2,300,000 shares        $ 56.39           $129,697,000         $11,933
----------------------------------------------------------------------------------------------------------------------------

(1) Includes an aggregate of 300,000 shares of common stock that may be purchased by the underwriters to cover over-allotments, if any.
(2) Estimated pursuant to Rule 457(c) under the Securities Act solely for the purpose of calculating the registration fee based upon the average of the high and low reported sale prices of the common stock on the Nasdaq National Market on October 4, 2002.
                             -----------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                  SUBJECT TO COMPLETION, DATED OCTOBER 8, 2002



                                2,000,000 Shares



                             STRAYER EDUCATION, INC.



                                  Common Stock

                                  ------------

     The shares of common stock are being sold by the selling stockholders. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

     Our common stock is traded on the Nasdaq National Market under the symbol "STRA." On October 7, 2002, the last reported sale price of our common stock was $53.11 per share.

     The underwriters have an option to purchase a maximum of 300,000 additional shares from one of the selling stockholders to cover any over-allotments of shares of common stock.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 7.


                                        UNDERWRITING      PROCEEDS
                                       DISCOUNTS AND     TO SELLING
                     PRICE TO PUBLIC    COMMISSIONS     STOCKHOLDERS
                    ----------------- --------------- ---------------
Per Share .........    $               $               $
Total .............    $               $               $

     Delivery of the shares of common stock will be made on or about           ,
2002.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.



   CREDIT SUISSE FIRST BOSTON                                      JPMORGAN




BANC OF AMERICA SECURITIES LLC                         LEGG MASON WOOD WALKER
                                                               INCORPORATED

                The date of this prospectus is           , 2002.

                            [GRAPHIC: MAP INDICATING

                         LOCATIONS OF STRAYER CAMPUSES]





                                 ------------
                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
PROSPECTUS SUMMARY ....................................................      1
RISK FACTORS ..........................................................      7
CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS ................     13
USE OF PROCEEDS .......................................................     14
DIVIDEND POLICY .......................................................     14
PRICE RANGE OF COMMON STOCK ...........................................     14
CAPITALIZATION ........................................................     15
SELECTED HISTORICAL FINANCIAL AND OTHER INFORMATION ...................     16
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
  RESULTS OF OPERATIONS ...............................................     18
BUSINESS ..............................................................     24
MANAGEMENT ............................................................     43
SELLING STOCKHOLDERS ..................................................     46
DESCRIPTION OF CAPITAL STOCK ..........................................     47
UNDERWRITING ..........................................................     54
NOTICE TO CANADIAN RESIDENTS ..........................................     56
LEGAL MATTERS .........................................................     57
EXPERTS ...............................................................     57
WHERE YOU CAN FIND MORE INFORMATION ...................................     57
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE .......................     58
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS ............................    F-1

                                  ------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT. INFORMATION CONTAINED ON OUR WEBSITES DOES NOT CONSTITUTE PART OF THIS DOCUMENT.

                               PROSPECTUS SUMMARY

     The following is a brief summary of the information that is included in this prospectus. This summary may not contain all the information that may be important to you. You should read the entire prospectus, including the financial statements and reports included or incorporated by reference in this prospectus, before making an investment decision. The terms "Strayer," "we," "us" and "our" as used in this prospectus refer to Strayer Education, Inc. and its subsidiaries as a combined entity, except where the context indicates that such term means only Strayer Education, Inc. The terms "Strayer University" and the "University" refer to Strayer University, Inc. The information in this prospectus assumes that the underwriters' over-allotment option to purchase a maximum of 300,000 additional shares from one of the selling stockholders is not exercised.

                                 COMPANY SUMMARY

     Our company is a for-profit post-secondary education services company. Our mission is to make high quality post-secondary education achievable and convenient for working adults in today's economy. We work to fulfill this mission by offering a variety of academic programs through Strayer University, both in traditional classroom courses and through Strayer ONLINE. Strayer University prides itself on making post-secondary education accessible to working adults who missed or were previously unable to take advantage of education opportunities.

     Founded in 1892, Strayer University is an institution of higher learning that offers undergraduate and graduate degree programs in business administration, accounting and information technology at 20 campuses in Maryland, Virginia, North Carolina and Washington, D.C. As of June 30, 2002, we had more than 14,000 students enrolled in our degree programs. Strayer University is accredited by the Middle States Association of Colleges and Schools, Commission on Higher Education, one of the six regional collegiate accrediting agencies recognized by the U.S. Secretary of Education. Strayer University is committed to providing an education that prepares working adult students for advancement in their careers and professional lives. It attracts students from around the country and throughout the world. As part of its program offering, the University also offers classes via the internet through Strayer ONLINE, providing its working adult students a more flexible and convenient program offering and allowing students worldwide to take advantage of Strayer University's programs.

     We have experienced significant internal growth through new campus openings and geographic expansion over the last several years. Since our initial public offering in 1996, we have grown from eight campuses in one state and Washington, D.C. to 20 campuses in three states and Washington, D.C., with six of our campuses opened since the beginning of 2001. At the same time, we have developed a robust and rapidly growing online education program. Since receiving regulatory approval to offer our degree programs through Strayer ONLINE in 1997, we have experienced rapid growth, with 4,970 students enrolled in at least one class through Strayer ONLINE during the 2002 spring term.

     In connection with our recapitalization in May 2001, we hired a new senior management team, made significant investments in information technology infrastructure to support planned growth in our online programs and embarked on an aggressive program to open new campuses. As a result of these efforts, our total revenues grew 19% last year from $78.2 million in 2000 to $92.9 million in 2001, with fall term enrollment growing from 12,100 students in 2000 to over 14,000 students in 2001. This strong growth has continued in 2002, with our total revenues growing 25% from $47.5 million during the six months ended June 30, 2001 to $59.5 million over the same period in 2002. During this period of significant revenue growth, net income has remained relatively flat primarily due to our significant investment in these new growth initiatives.

                         INDUSTRY BACKGROUND AND OUTLOOK

     The market for post-secondary education is large, growing and highly fragmented. Total expenditures in the post-secondary education market are expected to increase 33% (in constant

1998-1999 dollars) between 2000 and 2010 from $228 billion to $303 billion, and total student enrollments are expected to increase 17%, from 15.0 million to
17.5 million during the same period. We believe that the demand for career-oriented, post-secondary education will increase during the next several years as a result of several economic, demographic and social trends, including
(1) an increase in demand by employers for skilled workers, with an estimated
7.0 million jobs requiring skilled labor expected to be created between 2000 and 2010, and (2) the significant income premium attributable to post-secondary education.

     The adult education market is a significant and growing component of the post-secondary education market. We expect that the number of adults (persons 25 years and older) enrolled in post-secondary education will increase significantly. We believe that this increase is primarily attributable to a growing number of adults seeking to update and improve their skills in order to enhance their earnings potential and to keep pace with the increasing demands of a knowledge-based economy. In addition, we believe that many working adults will seek accredited degree programs that provide flexibility to accommodate the fixed schedules and time commitments associated with their professional, family and personal obligations.

                                COMPANY STRENGTHS

     We have a 110-year operating history and a proven track record of providing education programs for working adults. We believe the following strengths distinguish us from our competitors and position us to capitalize on the growing demand for post-secondary education among working adults:

     o CONSISTENT OPERATING HISTORY. We have been in continuous operation since 1892 and have demonstrated an ability to grow consistently and profitably. Our enrollments and revenues have grown each year since our initial public offering in 1996.

     o PRACTICAL AND DIVERSIFIED CURRICULA. We offer core curricula in stable, high demand areas of education. In order to keep pace with a changing knowledge-based economy, we constantly strive to meet the evolving needs of our students and their employers by regularly refining and updating our existing educational programs. We believe that our diversified program offerings provide us with greater stability of enrollments versus competitors that are more focused in one particular field of study.

     o FOCUS ON WORKING ADULTS PURSUING DEGREE PROGRAMS. We focus on helping working adults pursue college degrees in order to advance their career and employment opportunities. We believe this is an attractive market within the post-secondary education sector due to (1) the growing number of adult students enrolling in post-secondary education programs and (2) the highly motivated nature of adult students given the personal sacrifices and time commitments required to attend class while balancing their busy schedules. In addition, we believe that our focus on associate, bachelor and graduate-level degree programs results in extended periods of student enrollment and positively impacts the visibility and predictability of our future revenues. Approximately 96% of our students were enrolled in degree programs as of June 30, 2002.

     o FLEXIBLE PROGRAM OFFERINGS. We maintain flexible quarterly programs that allow working adult students to attend classes and complete coursework on a convenient evening and weekend schedule throughout the calendar year. Additionally, we developed Strayer ONLINE to enable students to pursue a degree entirely online, thereby increasing the accessibility and flexibility of our high quality educational content.

     o ATTRACTIVE AND CONVENIENT CAMPUS LOCATIONS. Our campuses are located in growing metropolitan areas in the mid-Atlantic region where there are large populations of working adults. The campuses are attractive and modern, offering conducive learning environments in convenient locations.

     o ESTABLISHED BRAND NAME AND ALUMNI SUPPORT. With a 110-year operating history, Strayer University is an established brand name in post-secondary adult learning, and our students and graduates work throughout corporate America. Our extensive alumni network and support system fosters additional recruitment opportunities and assists students with job placement and career advancement.

     o STRONG OWNER-ORIENTED MANAGEMENT TEAM. In connection with our May 2001 recapitalization, we developed a new growth strategy and hired a new senior management team in March of 2001 to implement this strategy. As described below, under the leadership of Robert S. Silberman, our Chief Executive Officer, we have embarked on various initiatives to increase enrollment and expand our campuses. In addition, all of our senior officers have made investments in Strayer through share purchases independent of their option grants.

                                COMPANY STRATEGY

     Our goal is to be a leading provider of high quality post-secondary education programs for working adults in the primary areas of business administration, accounting and information technology. We consider adult students to be our primary customers, with the various business and government organizations that provide tuition assistance to their employees as our secondary customers. We have identified the following factors as key to executing our growth strategy:

     o MAINTAIN STABLE ENROLLMENT IN OUR MATURE MARKETS. At June 30, 2002, we had eleven mature campuses (those in operation for more than three years). Over the last five years, average enrollment at our mature campuses has remained stable, while tuition has increased approximately 5% per year. Our goal is to maintain stable campus enrollments in our mature markets, while increasing revenues through a combination of complementary growth in those mature markets through Strayer ONLINE and continuing market-based tuition increases.

     o ACCELERATE NEW CAMPUS GROWTH. Our goal is to open two to three new campuses per year by filling out the Washington, D.C., Maryland, Virginia and North Carolina areas and by expanding into contiguous states. We expect to expand our presence to capitalize on opportunities in geographic areas that exhibit strong enrollment potential. We opened three new campuses (in Maryland and Virginia) in 2001 and began offering classes at three new campuses in North Carolina on July 1, 2002. Our new campuses have typically turned profitable after five to six quarters of operation.

     o CONTINUE OUR GROWTH AT STRAYER ONLINE. We actively market Strayer ONLINE to U.S. students throughout all 50 states and to international students on a global basis. Strayer ONLINE has demonstrated success at offering courses that are favored by working adult students because of their quality and convenience. Enrollment at Strayer ONLINE has grown at a greater than 80% compounded annual growth rate since its inception in 1997. Enrollment in markets outside of commuting distance to a Strayer University physical campus has grown at a greater than 50% compounded annual growth rate in this period.

     o DEVELOP CORPORATE/INSTITUTIONAL ALLIANCES. We believe we are well positioned to pursue significant opportunities in the large corporate/institutional market. Our convenient evening, weekend and online courses provide an attractive solution for the education and training needs of employers and their employees. We currently have sponsorship and reimbursement arrangements of varying sorts with over 80 corporations and government institutions and are actively working to increase the number of such arrangements.

     o CONSIDER SELECTIVE ACQUISITIONS. We periodically evaluate opportunities to acquire other providers of post-secondary education. When exploring acquisition opportunities, we seek schools that we believe offer programs with a good strategic fit to our current curricula and that have demonstrated compliance with regulatory requirements and accreditation standards. We also seek out operations that are located in geographic locations that possess attractive demographic characteristics.

                              2001 RECAPITALIZATION

     In May 2001, we underwent a $150 million recapitalization and change in control transaction in which we issued 5,769,231 shares of our Series A Convertible Preferred Stock (the "Series A Preferred Stock") to an investor group led by New Mountain Partners, L.P. and including DB Capital Investors, L.P. (collectively, the "selling stockholders"). We used the $150 million, together with approximately $36.4 million of our cash and marketable securities, to repurchase 7,175,000 shares of our outstanding common stock from our then chief executive officer and majority stockholder at $25.00 per share.

                                     GENERAL

     We were incorporated in Maryland in 1996. Our principal executive offices are located at 1100 Wilson Boulevard, Suite 2500, Arlington, VA 22209, and our telephone number is 703-247-2500. Our website address is www.strayereducation.com. The website address for Strayer University is www.strayer.edu. We do not intend for the information contained on our websites to constitute a part of this prospectus.

                                  THE OFFERING

Issuer ...............................   Strayer Education, Inc.

Common stock offered by selling
 stockholders ........................   2,000,000 shares

Common stock to be outstanding after
 this offering .......................   10,352,412 shares

Use of proceeds ......................   We will not receive any of the proceeds from the sale
                                         of the shares. The selling stockholders will receive all
                                         of the net proceeds from the sale of shares of our
                                         common stock offered by this prospectus.

Nasdaq symbol ........................   STRA

     The number of shares to be outstanding after this offering is based on the number of shares of our common stock outstanding as of June 30, 2002. The shares being offered by the selling stockholders will be issued following conversion of shares of their existing Series A Preferred Stock. The total number of shares to be outstanding after this offering does not reflect:

     o 3,950,221 shares of our common stock issuable upon conversion of our remaining Series A Preferred Stock (after giving effect to this offering) as of June 30, 2002 (including accrued payment-in-kind dividends as of such date, but without giving effect to future accruals of payment-in-kind dividends on these shares of Series A Preferred Stock outstanding after giving effect to this offering);

     o 980,000 shares of our common stock issuable upon exercise of outstanding stock options as of June 30, 2002 (of which 265,000 are exercisable and 715,000 are currently not exercisable. The outstanding options have a weighted average life of six years and a weighted average exercise price of $37.22 per share); and

     o 569,405 shares of our common stock available for future issuance under our existing stock option plan as of June 30, 2002.

                  SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

     The following table sets forth, for the periods and at the dates indicated, our consolidated financial and other data. The information set forth below is qualified by reference to, and should be read in conjunction with, our consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                     YEAR ENDED DECEMBER 31,           SIX MONTHS ENDED JUNE 30,
                                              -------------------------------------- -----------------------------
                                                  1999         2000         2001         2001           2002
                                              ------------ ------------ ------------ ------------ ----------------
                                               (in thousands, except per share, percentage, enrollment and campus data)
INCOME STATEMENT DATA:
 Revenues ...................................    $69,776      $78,214     $92,876      $47,470        $59,521
                                                 -------      -------     -------      -------        -------
 Costs and expenses:
   Instruction and educational support ......     25,082       28,187      33,699       16,062         19,998
   Selling and promotion ....................      7,765        8,480      12,576        4,837          7,493
   General and administration ...............      9,405       10,620      13,094        5,850          8,503
                                                 -------      -------     -------      -------        -------
                                                  42,252       47,287      59,369       26,749         35,994
                                                 -------      -------     -------      -------        -------
 Income from operations .....................     27,524       30,927      33,507       20,721         23,527
 Income before income taxes .................     31,826       35,683      37,298       23,580         24,285
 Net income .................................     19,326       21,709      22,809       14,385         14,813
 Preferred stock dividends and accretion.....         --           --       5,010          955          4,041
                                                 -------      -------     -------      -------        -------
 Net income available to common
   stockholders .............................    $19,326      $21,709     $17,799      $13,430        $10,772
                                                 =======      =======     =======      =======        =======
 Net income per share:
   Basic ....................................    $  1.25      $  1.42     $  1.62      $  0.98        $  1.29
                                                 =======      =======     =======      =======        =======
   Diluted ..................................    $  1.23      $  1.41     $  1.55      $  0.95        $  1.03
                                                 =======      =======     =======      =======        =======
 Weighted average shares outstanding:
   Basic ....................................     15,506       15,324      10,970       13,636          8,352
                                                 =======      =======     =======      =======        =======
   Diluted (a) ..............................     15,711       15,451      14,737       15,218         14,448
                                                 =======      =======     =======      =======        =======
OTHER DATA:
 EBITDA (b) .................................    $29,418      $32,990     $36,150      $21,963        $25,239
 EBITDA as % of revenue .....................       42.2%        42.2%       38.9%        46.3%          42.4%
 Depreciation ...............................    $ 1,894      $ 2,063     $ 2,643      $ 1,242        $ 1,712
 Capital expenditures .......................    $ 4,851      $ 4,388     $ 6,274      $ 4,298        $14,631(c)
 Cash dividends per common share ............    $  0.24      $  0.25     $  0.26      $  0.13        $  0.13
 Enrollment (d) .............................     11,504       12,096      14,009       12,044         14,335
 Campuses (e) ...............................         13           14          17           17             17

                                                                 DECEMBER 31,                         JUNE 30,
                                                    --------------------------------------   ---------------------------
                                                       1999         2000          2001           2001           2002
                                                    ----------   ----------   ------------   ------------   ------------
                                                                             (in thousands)
BALANCE SHEET DATA:
 Cash and cash equivalents ......................    $12,213      $ 25,190      $ 57,659       $ 46,136       $ 47,155
 Working capital (f) ............................     18,170        26,742        49,846         44,169         47,974
 Total assets ...................................     98,096       119,139       110,488         96,249        118,527
 Long-term liabilities ..........................        141            --           763             --            929
 Total liabilities ..............................     17,035        21,395        29,513         21,458         26,506
 Mandatorily redeemable convertible
   Series A preferred stock .....................         --            --       148,347        146,924        149,762
   Total stockholders' equity (deficit) .........     81,061        97,744       (67,372)       (72,133)       (57,741)

----------
(a) Diluted average shares outstanding reflect the issuance of the Series A Preferred Stock in May 2001, accrued payment-in-kind dividends on and assumed conversion of the Series A Preferred Stock and outstanding options.

(b) EBITDA is calculated by adding back all depreciation and amortization to income from operations. We believe that EBITDA serves as an important financial analysis tool for measuring and comparing financial information such as liquidity, operating performance and leverage. EBITDA should not be considered by the reader as an alternative to net income or other cash flow measures determined under generally accepted accounting principles as an indicator of our performance or liquidity. EBITDA as disclosed in this table may not be comparable to similarly titled amounts disclosed by other companies.

(c) Reflects the purchase for $12 million of three previously leased campus facilities in January 2002.

(d) Reflects student enrollment as of the beginning of the fall academic quarter for each year indicated and as of the beginning of the spring academic quarter for the six months ended June 30, 2001 and 2002.

(e) Reflects number of campuses in operation at the end of each period indicated.

(f) Working capital is calculated by subtracting current liabilities from current assets.

                                  RISK FACTORS

     Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus or in the documents incorporated by reference in this prospectus before deciding to purchase our common stock. The occurrence of any of the following risks could materially harm our business, and you could suffer a complete loss of your investment. See "Cautionary Notice Regarding Forward-Looking Statements."

RISKS RELATED TO EXTENSIVE REGULATION OF OUR BUSINESS

IF WE FAIL TO COMPLY WITH THE EXTENSIVE REGULATORY REQUIREMENTS FOR OUR BUSINESS, WE COULD FACE SIGNIFICANT MONETARY LIABILITIES, FINES AND PENALTIES, INCLUDING LOSS OF ACCESS TO FEDERAL STUDENT LOANS AND GRANTS FOR OUR STUDENTS.

     As a provider of higher education, we are subject to extensive regulation on both the federal and state levels. In particular, the Higher Education Act of 1965, as amended (the "Higher Education Act"), and related regulations subject Strayer University and all other higher education institutions that participate in the various federal student financial aid programs under Title IV of the Higher Education Act ("Title IV programs") to significant regulatory scrutiny.

     The Higher Education Act mandates specific regulatory responsibilities for each of the following components of the higher education regulatory triad: (1) the federal government through the U.S. Department of Education; (2) the accrediting agencies recognized by the U.S. Secretary of Education and (3) state higher education regulatory bodies.

     The regulations, standards and policies of these regulatory agencies frequently change, and changes in, or new interpretations of, applicable laws, regulations or standards could have a material adverse effect on our accreditation, authorization to operate in various states, permissible activities, receipt of funds under Title IV programs or costs of doing business.

     If we are found to be in noncompliance with any of these regulations, standards or policies we could lose our access to Title IV program funds, from which we currently derive approximately 55% of our revenues and the loss of which would have a material adverse effect on our business. Findings of noncompliance also could result in our being required to pay money damages, or being subjected to fines, penalties, injunctions, restrictions on our access to Title IV program funds or other censure that could have a material adverse effect on our business.

IF WE FAIL TO MAINTAIN OUR INSTITUTIONAL ACCREDITATION, WE WOULD LOSE OUR ABILITY TO PARTICIPATE IN TITLE IV PROGRAMS.

     Strayer University is institutionally accredited by the Middle States Association of Colleges and Schools, Commission on Higher Education ("Middle States"), one of the six regional accrediting agencies recognized by the U.S. Secretary of Education as a reliable indicator of educational quality. Accreditation by an accrediting agency recognized by the Secretary of Education is required in order for an institution to become and remain eligible to participate in Title IV programs. The loss of accreditation would, among other things, render Strayer University ineligible to participate in Title IV programs and would have a material adverse effect on our business.

IF WE FAIL TO MAINTAIN ANY OF OUR STATE AUTHORIZATIONS, WE WOULD LOSE OUR ABILITY TO OPERATE IN THAT STATE AND TO PARTICIPATE IN TITLE IV PROGRAMS THERE.

     Strayer University is authorized to operate and to grant degrees or diplomas by the applicable education agency of each state where it maintains a campus. Such state authorization is required in order for students at the campus to be eligible to participate in Title IV programs. The loss of authorization in a state would, among other things, render Strayer University ineligible to participate in Title IV programs at those state campus locations and could have a material adverse effect on our business.

STUDENT LOAN DEFAULTS COULD RESULT IN THE LOSS OF ELIGIBILITY TO PARTICIPATE IN TITLE IV PROGRAMS.

     Under the Higher Education Act, an educational institution may lose its eligibility to participate in some or all Title IV programs if, for three consecutive federal fiscal years, more than 25% of their students who were required to begin repaying their student loans in that fiscal year default on their payment by the end of the next federal fiscal year. If we lose eligibility to participate in Title IV programs because of high student loan cohort default rates, it would have a material adverse effect on our business. Strayer University's cohort default rates calculated by the Department of Education on Federal Family Education Loan Program loans for the 2000, 1999 and 1998 federal fiscal years, the three most recent years for which this information is available, were 4.7%, 5.6% and 12.1%, respectively. The average cohort default rates for for-profit institutions nationally were 9.4%, 9.3% and 11.4% in fiscal years 2000, 1999 and 1998, respectively.

A FAILURE TO DEMONSTRATE "ADMINISTRATIVE CAPABILITY" OR "FINANCIAL RESPONSIBILITY" MAY RESULT IN THE LOSS OF ELIGIBILITY TO PARTICIPATE IN TITLE IV PROGRAMS.

     If we fail to maintain "administrative capability" as defined by the Department of Education, we could lose our eligibility to participate in Title IV programs, which would have a material adverse effect on our business. Furthermore, if we fail to demonstrate "financial responsibility" under the Department of Education's regulations, we could lose our eligibility to participate in Title IV programs or have that eligibility adversely conditioned, which could have a material adverse effect on our business.

WE ARE SUBJECT TO SANCTIONS IF WE FAIL TO CALCULATE AND MAKE TIMELY PAYMENT OF REFUNDS OF TITLE IV PROGRAM FUNDS FOR STUDENTS WHO WITHDRAW BEFORE COMPLETING THEIR EDUCATIONAL PROGRAM.

     The Higher Education Act and Department of Education regulations require us to calculate refunds of unearned Title IV program funds disbursed to students who withdraw from their educational program before completing it. If refunds are not properly calculated and timely paid, we may be sanctioned or subject to other adverse actions by the Department of Education, which could have a material adverse effect on our business.

WE ARE DEPENDENT ON THE RENEWAL AND MAINTENANCE OF TITLE IV PROGRAMS.

     Congress reauthorizes the Higher Education Act, which is the law governing Title IV programs, approximately every five years. The next Congressional review of the Higher Education Act is scheduled to take place in 2003. Additionally, Congress determines the funding level for each Title IV program on an annual basis. Any action by Congress that significantly reduces funding for Title IV programs or the ability of our school or students to participate in these programs could materially harm our business. A reduction in government funding levels could lead to lower enrollments at our school and require us to arrange for alternative sources of financial aid for our students. Lower student enrollments or our inability to arrange such alternative sources of funding could adversely affect our business.

OUR SCHOOL MAY LOSE ITS ELIGIBILITY TO PARTICIPATE IN FEDERAL STUDENT FINANCIAL AID PROGRAMS IF THE PERCENTAGE OF OUR REVENUES DERIVED FROM THE PROGRAMS IS TOO HIGH; WHICH, IN TURN, WOULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     A proprietary institution loses its eligibility to participate in the federal student financial aid programs if it derives more than 90% of its revenues, on a cash basis, from these programs in any fiscal year. In 2001, we derived approximately 55% of our revenues from these programs.

IF WE FAIL TO COMPLY WITH THE DEPARTMENT OF EDUCATION'S INCENTIVE COMPENSATION RULES, OUR BUSINESS COULD BE HARMED.

     If we pay a bonus, commission or other incentive payment in violation of applicable requirements, we could be subject to sanctions which could have a material adverse effect on our business.

RISKS RELATED TO OUR BUSINESS

OUR SUCCESS DEPENDS UPON OUR ABILITY TO MANAGE FUTURE GROWTH.

     We have experienced a period of significant growth since 2001, particularly in our online business. Although we have made a substantial investment in augmenting our financial and management information systems and other resources to support future growth, we cannot assure you that we will be able to manage further expansion effectively. Failure to do so could adversely affect our business.

OUR SUCCESS DEPENDS IN PART ON OUR ABILITY TO UPDATE AND EXPAND THE CONTENT OF EXISTING PROGRAMS AND DEVELOP NEW PROGRAMS IN A COST-EFFECTIVE MANNER AND ON A TIMELY BASIS.

     Our success depends in part on our ability to update and expand the content of our programs, develop new programs in a cost-effective manner and meet students' needs in a timely manner. Prospective employers of our graduates increasingly demand that their entry-level employees possess appropriate technological and other skills. The update and expansion of our existing programs and the development of new programs may not be accepted by students, prospective employers or the online education market. If we cannot respond to changes in industry requirements, our business may be adversely affected. Even if we are able to develop acceptable new programs, we may not be able to introduce these new programs as quickly as students require or as quickly as our competitors introduce competing new programs.

OUR STRATEGY OF OPENING NEW SCHOOLS AND ADDING NEW SERVICES IS DEPENDENT ON REGULATORY APPROVALS AND REQUIRES SIGNIFICANT RESOURCES.

     Establishing new schools and adding new services require us to make investments in management, capital expenditures, marketing expenses and other resources. To open a new school or location, we are required to obtain appropriate state and accrediting agency approvals, which may be conditioned or delayed in a manner which could significantly affect our growth plans. In addition, to be eligible for federal student financial aid programs, the new school or location would have to be certified by the Department of Education. We cannot assure you that we will be able to successfully open new schools or add new programs in the future. Our failure to manage effectively the operations of newly established schools could adversely affect our business.

OUR FINANCIAL PERFORMANCE DEPENDS IN PART ON OUR ABILITY TO CONTINUE TO DEVELOP AWARENESS OF THE PROGRAMS WE OFFER AMONG WORKING ADULT STUDENTS.

     The continued development of awareness of the programs we offer among working adult students is critical to the continued acceptance and growth of our programs. If we are unable to continue to develop awareness of the programs we offer, this could limit our enrollments and negatively impact our business. The following are some of the factors that could prevent us from successfully marketing our programs:

     o  the emergence of more successful competitors;

     o  customer dissatisfaction with our services and programs;

     o  performance problems with our online systems; and

     o our failure to maintain or expand our brand or other factors related to our marketing.

WE FACE STRONG COMPETITION IN THE POST-SECONDARY EDUCATION MARKET.

     Post-secondary education in our market area is highly competitive. We compete with traditional public and private two-year and four-year colleges, other for-profit schools and alternatives to higher education, such as employment and military service. Public colleges may offer programs similar to those of Strayer University at a lower tuition level as a result of government subsidies, government and foundation grants, tax-deductible contributions and other financial sources not available to proprietary institutions. Some of our competitors in both the public and private sectors have substantially greater financial and other resources than we do. This strong competition could adversely affect our business.

STRAYER ONLINE AND STRAYER UNIVERSITY DO NOT RELY ON EXCLUSIVE PROPRIETARY RIGHTS AND INTELLECTUAL PROPERTY, AND COMPETITORS MAY ATTEMPT TO DUPLICATE STRAYER PROGRAMS AND METHODS.

     Third parties may attempt to develop competing programs or duplicate or copy aspects of Strayer University's curriculum, online library, quality management and other proprietary content. Any such attempt, if successful, could adversely affect our business. In the ordinary course of its business, Strayer develops intellectual property of many kinds that is or will be the subject of copyright, trademark, servicemark, patent, trade secret or other protections. Such intellectual property includes but is not limited to Strayer's courseware materials for classes taught via the internet or via other distance learning means and business know-how and internal processes and procedures developed to respond to the requirements of its operating and various education regulatory agencies.

OUR FUTURE SUCCESS DEPENDS IN PART UPON OUR ABILITY TO RECRUIT AND RETAIN KEY PERSONNEL.

     In connection with our May 2001 recapitalization, we hired a new management team, including Robert S. Silberman, our Chief Executive Officer, to implement our new growth strategy. Our success to date has been, and our continuing success will be, substantially dependent upon our ability to attract and retain highly qualified executive officers, faculty and administrators and other key personnel. If we cease to employ any of these integral personnel or fail to manage a smooth transition to new personnel, our business could suffer.

IF STUDENTS FAIL TO REPAY THE LOANS WE MAKE, OUR BUSINESS WILL BE HARMED.

     As an alternative to government-sponsored student loans, we direct student loans through Education Loan Processing, Inc., our wholly owned subsidiary. As of June 30, 2002, outstanding student loan balances were approximately $8.6 million, net of allowance for bad debts. These student loans are unsecured and are not guaranteed. Losses related to unpaid student loans in excess of the amounts we have reserved for bad debts could adversely affect our business.

SEASONAL AND OTHER FLUCTUATIONS IN OUR OPERATING RESULTS COULD ADVERSELY AFFECT THE TRADING PRICE OF OUR COMMON STOCK.

     Our business is subject to seasonal fluctuations, which cause our operating results to fluctuate from quarter to quarter. This fluctuation may result in volatility or have an adverse effect on the market price of our common stock. We experience, and expect to continue to experience, seasonal fluctuations in our revenue. Historically, our quarterly revenues and income have been lowest in the third quarter (July through September) because fewer students are enrolled during the summer months. We also incur significant expenses in preparing for our peak enrollment in the fourth quarter (October through December), including opening new campuses and investing in online infrastructure necessary to support increased usage. These investments result in fluctuations in our operating results which could result in volatility or have an adverse effect on the market price of our common stock. In addition, because of the recent increase in the use of personal computers and access to the internet, the online education market is a rapidly evolving market, and we may not be able to accurately forecast future enrollment growth and revenues.

NEW MOUNTAIN MAY EXERCISE INFLUENCE OVER THE MANAGEMENT AND POLICIES OF
STRAYER.

     New Mountain, after giving effect to the sale of the shares offered by this prospectus, will own approximately 25.4% of our equity securities. Through its equity ownership, voting rights contained in the terms of the Series A Preferred Stock and representation on our board of directors, it may be able to exercise influence over the management and policies of Strayer. In addition, the level of ownership of equity securities by New Mountain and certain provisions in the terms of the Series A Preferred Stock may have the effect of making more difficult or discouraging, absent the support of New Mountain, a proxy contest, a merger involving Strayer, a tender offer, an open-market purchase program or other purchases of common stock that could give our stockholders the opportunity to realize a premium over the then-prevailing market price for their shares of common stock. In connection with the May 2001 recapitalization, New Mountain provided significant advice and assistance in implementing our new growth strategy. New Mountain's influence over us and assistance to us may decrease over time, particularly as its ownership interest decreases.

REGULATORY REQUIREMENTS MAY MAKE IT MORE DIFFICULT TO ACQUIRE US.

     A change in ownership resulting in a change of control of Strayer would trigger a requirement for recertification by the Department of Education, a review of our accreditation by Middle States and reauthorization by certain state licensing agencies. If we underwent a change of control that required approval by any state authority, Middle States or any federal agency, and any required regulatory approval were significantly delayed, limited or denied, there could be a material adverse effect on our ability to offer certain educational programs, award certain degrees or diplomas, operate one or more of our locations, admit certain students or participate in Title IV programs, which in turn could have a material adverse effect on our business. These factors may discourage takeover attempts.

WE MAY NOT BE ABLE TO SUCCESSFULLY COMPLETE OR INTEGRATE FUTURE ACQUISITIONS.

     As part of our growth strategy, we expect to consider selective acquisitions. We cannot assure you that we will be able to successfully complete any acquisitions on favorable terms, or that if we do, that we will be able to successfully integrate the personnel, operations and technologies of any such acquisitions. Our failure to successfully complete or integrate future acquisitions could disrupt our business and materially and adversely affect our profitability and liquidity by distracting our management and employees and increasing our expenses. In addition, because an acquisition is considered a change in ownership and control of the acquired institution under applicable regulatory standards, we must seek approval from the Department of Education and most applicable state agencies and accrediting agencies when we acquire an institution. If we were unable to obtain such approvals of an institution we acquired, depending on the size of that acquisition, that failure could have a material adverse effect on our business.

RISKS RELATED TO STRAYER ONLINE'S BUSINESS

STRAYER ONLINE'S FUTURE GROWTH DEPENDS ON THE CONTINUED GROWTH OF THE INTERNET.

     Strayer ONLINE's business relies on the internet for its success. If internet use does not continue to grow, or if the internet does not develop as an effective online educational delivery system, our Strayer ONLINE business may not grow as planned.

     A number of factors could inhibit the growth and acceptance of the internet and adversely affect our online business, including:

     o  inadequate internet infrastructure;

     o  security and privacy concerns;

     o  the lack of compelling content; and

     o the unavailability of cost-effective, high-speed service and other technological factors.

CAPACITY CONSTRAINTS OR SYSTEM DISRUPTIONS TO STRAYER ONLINE'S COMPUTER NETWORKS COULD DAMAGE THE REPUTATION OF STRAYER UNIVERSITY AND LIMIT OUR ABILITY TO ATTRACT AND RETAIN STUDENTS.

     The performance and reliability of Strayer ONLINE's program infrastructure is critical to our reputation and ability to attract and retain students. Any system error or failure, or a sudden and significant increase in traffic, could result in the unavailability of Strayer ONLINE's computer networks. We cannot assure you that Strayer ONLINE will be able to expand its program infrastructure on a timely basis sufficient to meet demand for its programs. Strayer ONLINE's computer systems and operations could be vulnerable to interruption or malfunction due to events beyond its control, including natural disasters and telecommunications failures. Any interruption to Strayer ONLINE's computer systems or operations could have a material adverse effect on our ability to attract and retain students.

STRAYER ONLINE'S COMPUTER NETWORKS MAY BE VULNERABLE TO SECURITY RISKS THAT COULD DISRUPT OPERATIONS AND REQUIRE IT TO EXPEND SIGNIFICANT RESOURCES.

     Strayer ONLINE's computer networks may be vulnerable to unauthorized access, computer hackers, computer viruses and other security problems. A user who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. As a result, Strayer ONLINE may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches.

STRAYER ONLINE OPERATES IN A HIGHLY COMPETITIVE MARKET WITH RAPID TECHNOLOGICAL CHANGES AND IT MAY NOT HAVE THE RESOURCES NEEDED TO COMPETE SUCCESSFULLY.

     Online education is a highly fragmented and competitive market that is subject to rapid technological change. Competitors vary in size and organization from traditional colleges and universities, many of which have some form of online education programs, to for-profit schools, corporate universities and software companies providing online education and training software. We expect the online education and training market to be subject to rapid changes in technologies. Strayer ONLINE may not have the resources necessary to compete with the rapidly changing technologies being developed by its competitors, and its success will depend on its ability to adapt to these changing technologies.

GOVERNMENT REGULATIONS RELATING TO THE INTERNET COULD INCREASE STRAYER ONLINE'S COST OF DOING BUSINESS OR AFFECT ITS ABILITY TO GROW.

     The increasing popularity and use of the internet and other online services for the delivery of education has led and may lead to the adoption of new laws and regulatory practices in the United States or elsewhere. These new laws relate to or could relate to issues such as online privacy, copyright and trademark, sales taxes, fair business practices and the requirement that online education institutions qualify to do business as a foreign corporation or be licensed as a school in one or more jurisdictions where they have no physical location. New laws or regulations related to doing business over the internet could increase Strayer ONLINE's cost of doing business or affect its ability to increase enrollments and revenues.

     In addition, if we fail to comply with the Department of Education's requirements limiting the percentage of an institution's online offerings or online students (as calculated pursuant to the applicable 50% rule), we could lose our eligibility to participate in the Title IV Programs which would have a material adverse effect on our business.

RISKS RELATED TO OUR STOCK PRICE

FUTURE SALES OF SHARES OF OUR COMMON STOCK MAY ADVERSELY AFFECT OUR STOCK
PRICE.

     After giving effect to this offering, New Mountain and DB Capital will own approximately 25.4% and 9.2% (7.1% in the case of DB Capital, assuming the underwriters' over-allotment option is exercised in full), respectively, of our equity securities. All of these shares are eligible for sale under Rule 144, subject to volume and other limitations, other than the holding period requirement, of such rule. Upon completion of this offering, these shares will be subject to lock-up agreements with the underwriters, pursuant to which New Mountain and DB Capital will agree that they will not, subject to certain exceptions, sell or otherwise dispose of any shares of common stock, or securities or other rights convertible into or exchangeable or exercisable for any shares of common stock, for 90 days after the date of this prospectus without the prior written consent of Credit Suisse First Boston Corporation. We cannot predict the effect, if any, that future sales of shares, or the availability of shares of future sales, will have on the market price for our common stock prevailing from time to time or our ability to raise capital through an offering of our equity securities.

             CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference in this prospectus include "forward-looking statements," within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and
Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including, in particular, the statements about our plans, strategies and prospects under the headings "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." We have used the words "may," "will," "expect," "believe," "estimate," "plan," "intend" and similar expressions in this prospectus and the documents incorporated by reference in this prospectus to identify forward-looking statements. We have based these forward-looking statements on our current views with respect to future events and financial performance. Actual results could differ materially from those projected in the forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

     o  the pace of growth of student enrollment;

     o our continued compliance with Title IV of the Higher Education Act and the regulations thereunder, as well as state and regional regulatory requirements;

     o  competitive factors;

     o  risks associated with the opening of new campuses;

     o risks associated with the offering of new educational programs and adapting to other changes;

     o risks associated with the acquisition of existing educational institutions;

     o  risks related to the timing of regulatory approvals;

     o  our ability to continue to implement our online growth strategy; and

     o  general economic and market conditions.

     You should not put undue reliance on any forward-looking statements. You should understand that many important factors, including those discussed under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," could cause our results to differ materially from those expressed or suggested in any forward-looking statements.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders. The selling stockholders will receive all of the net proceeds from the sale of the shares of common stock in this offering.

                                DIVIDEND POLICY

     For the quarter ended June 30, 2002, we declared a quarterly cash dividend of $0.065 per share of common stock. The dividend was paid on July 23, 2002 to common stockholders of record on July 9, 2002. We declared a quarterly cash dividend of $0.065 per share of common stock for the quarter ended September 30, 2002. This dividend is payable on October 22, 2002 to common stockholders of record on October 8, 2002. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors, after taking into account our financial results, capital requirements and other factors the board may deem relevant.

                          PRICE RANGE OF COMMON STOCK

     The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the Nasdaq National Market.

                                                HIGH         LOW
                                             -----------   --------
2000
First Quarter ............................     $31.63       $18.56
Second Quarter ...........................     $27.13       $20.05
Third Quarter ............................     $26.00       $20.63
Fourth Quarter ...........................     $27.00       $17.50

2001
First Quarter ............................     $35.38       $23.75
Second Quarter ...........................     $50.00       $32.06
Third Quarter ............................     $54.70       $37.20
Fourth Quarter ...........................     $51.95       $41.39

2002
First Quarter ............................     $52.31       $42.30
Second Quarter ...........................     $66.45       $48.03
Third Quarter ............................     $63.62       $47.10
Fourth Quarter through October 7 .........     $62.93       $52.62

                                 CAPITALIZATION

     The following table sets forth our cash and our capitalization as of June 30, 2002 and as adjusted to give effect to the offering. You should read this table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus and "Selected Historical Financial and Other Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                   AS OF JUNE 30, 2002
                                                                              ----------------------------
                                                                                ACTUAL      AS ADJUSTED(1)
                                                                              -----------   --------------
                                                                                      (in thousands)
Cash and cash equivalents
 Unrestricted (money market funds) ........................................    $ 47,155        $ 47,155
 Short-term investment (restricted) .......................................       1,050           1,050
Marketable securities (short-term corporate bond fund) ....................       5,972           5,972
                                                                               --------        --------
 Total cash and marketable securities (including restricted cash) .........    $ 54,177        $ 54,177
                                                                               ========        ========
Unearned tuition ..........................................................    $ 21,204        $ 21,204
Other liabilities .........................................................       5,302           5,302
                                                                               --------        --------
 Total liabilities ........................................................    $ 26,506        $ 26,506
Mandatorily redeemable convertible Series A preferred stock, par value
 $0.01 per share; 6,000,000 shares authorized; 5,950,221 and 3,950,221 shares outstanding or accrued at June 30, 2002 on an actual and as
 adjusted basis, respectively .............................................    $149,762        $ 99,873
Stockholders' equity (deficit):
 Common stock, par value $0.01 per share; 20,000,000 shares authorized;
   8,352,412 and 10,352,412 shares outstanding at June 30, 2002 on an
   actual and as adjusted basis, respectively .............................          83             103
 Additional paid-in-capital ...............................................       1,759          51,628
 Retained earnings (accumulated deficit) ..................................     (59,555)        (59,555)
 Accumulated other comprehensive income (loss) ............................         (28)            (28)
                                                                               --------        --------
 Total stockholders' equity (deficit) .....................................     (57,741)         (7,852)
                                                                               --------        --------
   Total liabilities and stockholders' equity (deficit) ...................    $118,527        $118,527
                                                                               ========        ========

----------
(1) As adjusted to give effect to the conversion of 2,000,000 shares of Series A Preferred Stock into the common stock offered by this prospectus.

     The table set forth above is based on the number of shares of our common stock outstanding as of June 30, 2002. The total number of shares to be outstanding after this offering does not reflect:

     o 3,950,221 shares of our common stock issuable upon conversion of our remaining Series A Preferred Stock (after giving effect to this offering) as of June 30, 2002 (including accrued payment-in-kind dividends as of such date, but without giving effect to future accruals of payment-in-kind dividends on these shares of Series A Preferred Stock outstanding after giving effect to this offering);

     o 980,000 shares of our common stock issuable upon exercise of outstanding stock options as of June 30, 2002 (of which 265,000 are exercisable and 715,000 are currently not exercisable. The outstanding options have a weighted average life of six years and a weighted average exercise price of $37.22 per share); and

     o 569,405 shares of our common stock available for future issuance under our existing stock option plan as of June 30, 2002.

              SELECTED HISTORICAL FINANCIAL AND OTHER INFORMATION

     The following table sets forth, for the periods and at the dates indicated, our selected consolidated financial and other data. The selected consolidated income statement data for each of the five years ended December 31, 1997, 1998, 1999, 2000 and 2001 and the consolidated balance sheet data as of such dates have been derived from our audited financial statements. The selected consolidated income statement data for each of the six month periods ended June 30, 2001 and 2002 and the consolidated balance sheet data as of June 30, 2001 and 2002 have been derived from our unaudited financial statements. Interim operating results are not necessarily indicative of the results for the full year.

     The information set forth below is qualified by reference to, and should be read in conjunction with, our consolidated financial statements and notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other information included elsewhere or incorporated by reference in this prospectus.

                                                                                                             SIX MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,                               JUNE 30,
                                        ------------------------------------------------------------    ------------------------
                                            1997        1998        1999       2000         2001            2001        2002
                                        -----------  ----------  ----------  ---------  ------------    ------------ -----------
                                                (in thousands, except per share, percentage, enrollment and campus data)
INCOME STATEMENT DATA:
 Revenues .............................   $53,131     $62,872     $69,776     $78,214     $92,876         $47,470      $59,521
                                          -------     -------     -------     -------     -------         -------      -------
 Costs and expenses:
   Instruction and educational
    support ...........................    19,738      22,355      25,082      28,187      33,699          16,062       19,998
   Selling and promotion ..............     5,476       5,923       7,765       8,480      12,576           4,837        7,493
   General and administration .........     7,232       8,387       9,405      10,620      13,094           5,850        8,503
                                          -------     -------     -------     -------     -------         -------      -------
                                           32,446      36,665      42,252      47,287      59,369          26,749       35,994
                                          -------     -------     -------     -------     -------         -------      -------
 Income from operations ...............    20,685      26,207      27,524      30,927      33,507          20,721       23,527
 Income before income taxes ...........    23,449      29,387      31,826      35,683      37,298          23,580       24,285
 Net income ...........................    14,437      17,947      19,326      21,709      22,809          14,385       14,813
 Preferred stock dividends and
   accretion ..........................        --          --          --          --       5,010             955        4,041
                                          -------     -------     -------     -------     -------         -------      -------
 Net income available to common
   stockholders .......................   $14,437     $17,947     $19,326     $21,709     $17,799         $13,430      $10,772
                                          =======     =======     =======     =======     =======         =======      =======
 Net income per share:
   Basic ..............................   $  0.96     $  1.15     $  1.25     $  1.42     $  1.62         $  0.98      $  1.29
                                          =======     =======     =======     =======     =======         =======      =======
   Diluted ............................   $  0.93     $  1.12     $  1.23     $  1.41     $  1.55         $  0.95      $  1.03
                                          =======     =======     =======     =======     =======         =======      =======
 Weighted average shares
   outstanding:
   Basic ..............................    15,037      15,626      15,506      15,324      10,970          13,636        8,352
                                          =======     =======     =======     =======     =======         =======      =======
   Diluted (a) ........................    15,590      16,063      15,711      15,451      14,737          15,218       14,448
                                          =======     =======     =======     =======     =======         =======      =======
OTHER DATA:
 EBITDA (b) ...........................   $21,921     $27,832     $29,418     $32,990     $36,150         $21,963      $25,239
 EBITDA as % of revenue ...............      41.3%       44.3%       42.2%       42.2%       38.9%           46.3%        42.4%
 Depreciation .........................   $ 1,236     $ 1,625     $ 1,894     $ 2,063     $ 2,643         $ 1,242      $ 1,712
 Capital expenditures .................   $ 2,286     $ 7,392     $ 4,851     $ 4,388     $ 6,274         $ 4,298      $14,631(c)
 Cash dividends per common
   share ..............................   $  0.17     $  0.23     $  0.24     $  0.25     $  0.26         $  0.13      $  0.13
 Enrollment (d) .......................     9,419      10,449      11,504      12,096      14,009          12,044       14,335
 Campuses (e) .........................        10          11          13          14          17              17           17

                                                           DECEMBER 31,                               JUNE 30,
                                     -------------------------------------------------------- -------------------------
                                        1997       1998       1999       2000        2001         2001         2002
                                     ---------- ---------- ---------- ---------- ------------ ------------ ------------
                                                                       (in thousands)
BALANCE SHEET DATA:
 Cash and cash equivalents .........  $15,934    $18,614    $12,213    $ 25,190    $ 57,659     $ 46,136     $ 47,155
 Working capital (f) ...............   20,600     23,363     18,170      26,742      49,846       44,169       47,974
 Total assets ......................   78,248     97,146     98,096     119,139     110,488       96,249      118,527
 Long-term liabilities .............      137        330        141          --         763           --          929
 Total liabilities .................   13,125     15,501     17,035      21,395      29,513       21,458       26,506
 Mandatorily redeemable
   convertible Series A
   preferred stock .................       --         --         --          --     148,347      146,924      149,762
 Total stockholders' equity
   (deficit) .......................   65,123     81,645     81,061      97,744     (67,372)     (72,133)     (57,741)

----------
(a) Diluted average shares outstanding reflect the issuance of the Series A Preferred Stock in May 2001, accrued payment-in-kind dividends on and assumed conversion of the Series A Preferred Stock and outstanding options.

(b) EBITDA is calculated by adding back all depreciation and amortization to income from operations. We believe that EBITDA serves as an important financial analysis tool for measuring and comparing financial information such as liquidity, operating performance and leverage. EBITDA should not be considered by the reader as an alternative to net income or other cash flow measures determined under generally accepted accounting principles as an indicator of our performance or liquidity. EBITDA as disclosed in this table may not be comparable to similarly titled amounts disclosed by other companies.

(c) Reflects the purchase for $12 million of three previously leased campus facilities in January 2002.

(d) Reflects student enrollment as of the beginning of the fall academic quarter for each year indicated and as of the beginning of the spring academic quarter for the six months ended June 30, 2001 and 2002.

(e) Reflects number of campuses in operation at the end of each period indicated.

(f) Working capital is calculated by subtracting current liabilities from current assets.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion in conjunction with "Selected Historical Financial and Other Information," our consolidated financial statements and the notes thereto and the other information appearing elsewhere, or incorporated by reference, in this prospectus.

BACKGROUND AND OVERVIEW

     We are an education services holding company that owns Strayer University and Education Loan Processing, Inc. ("ELP"). The University is an institution of higher education offering undergraduate and graduate degree programs at 20 campuses in Maryland, Virginia, North Carolina and Washington, D.C. and worldwide through Strayer ONLINE. ELP administers Strayer's education loan programs.

     In May 2001, we issued $150 million of Series A Preferred Stock. We used the $150 million, together with approximately $36.4 million of cash and marketable securities, to repurchase 7,175,000 shares of our outstanding common stock from our then chief executive officer and majority stockholder at $25.00 per share.

     As set forth below, enrollment (measured by fall quarter to fall quarter), full-time tuition rates, revenues, operating income and net income have all increased in each of the last three years and during the six months ended June 30, 2002.

                                                       YEAR ENDED DECEMBER 31,           SIX MONTHS ENDED JUNE 30,
                                              ----------------------------------------- ---------------------------
                                                   1999          2000          2001          2001          2002
                                              ------------- ------------- ------------- ------------- -------------
                                                  (in thousands, except enrollment, tuition per credit hour and earnings per share data)
Fall enrollment (a) .........................     11,504        12,096        14,009        12,044        14,335
% Change from prior year ....................       10.1%          5.1%         15.8%         13.0%         19.0%
Full-time tuition (per credit hour) .........    $200.00       $210.00       $220.50       $220.50       $231.50
% Change from prior year ....................        5.3%          5.0%          5.0%          5.0%          5.0%
Revenues ....................................    $69,776       $78,214       $92,876       $47,470       $59,521
% Change from prior year ....................       11.0%         12.1%         18.7%         14.5%         25.4%
Operating income ............................    $27,524       $30,927       $33,507       $20,721       $23,527
% Change from prior year ....................        5.0%         12.4%          8.3%          9.9%         13.5%
Net income ..................................    $19,326       $21,709       $22,809       $14,385       $14,813
% Change from prior year ....................        7.7%         12.3%          5.1%         13.4%          3.0%
Diluted earnings per share ..................    $  1.23       $  1.41       $  1.55       $  0.95       $  1.03
% Change from prior year (b) ................       10.1%         14.2%         10.2%         15.9%          8.5%

----------
(a)        Spring term used for June 30, 2001 and 2002 enrollment.

(b)        % change based on unrounded actual numbers.

     Strayer University derives over 98% of its revenue from tuition collected from its students. The academic year of the University is divided into four quarters, which approximately coincide with the four quarters of the calendar year. Students make payment arrangements for the tuition for each course prior to the beginning of the quarter. When students register for courses, tuition is recorded as unearned tuition, which is recognized as courses are taught through the academic quarter. If a student withdraws from a course prior to completion, the University refunds a portion of the tuition depending on when the withdrawal occurs. The University also derives revenue from various fees such as application fees, placement examination fees and "no-show" fees related to students who fail to attend a course and do not officially withdraw. Beginning in 1998, the University contracted out its bookstore operations to a third party.

     Strayer University records tuition receivable when students register for the academic quarter, generally prior to the end of the previous academic quarter. Because the University's academic quarters coincide with the calendar quarters, tuition receivable at the end of any calendar quarter largely represents student tuition due for the following academic quarter. Based upon past experience and judgment, the University establishes an allowance for doubtful accounts with respect to accounts receivable not included in unearned tuition. Any uncollected account more than six months past due is charged against the allowance. Our bad debt expense as a percentage of revenue for the years ended December 31, 1999, 2000 and 2001 was 2.4%, 2.7% and 1.7%,
respectively.

     Strayer University's expenses consist of instruction and educational support expenses, selling and promotion expenses, and general and administration expenses. Instruction and educational support expenses generally contain items of expense directly attributable to the educational activity of the University. This expense category includes salaries and benefits of faculty, academic administrators and student support personnel. Instruction and educational support expenses also include costs of educational supplies and facilities, including rent on campus leases, certain costs of establishing and maintaining computer laboratories and all other physical plant and occupancy costs, with the exception of costs attributable to the corporate offices located in Arlington and Newington, Virginia.

     Selling and promotion expenses include salaries and benefits of personnel engaged in recruitment, admissions, promotion and development, as well as costs of advertising and production of marketing materials.

     General and administration expenses include salaries and benefits of employees engaged in management, student services, accounting, human resources, compliance and other business functions, along with the occupancy costs attributable to such functions.

     Investment and other income consists primarily of earnings and realized gains on investments.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     "Management's Discussion and Analysis of Financial Condition and Results of Operations" discusses our consolidated financial statements, which have been prepared in accordance with the generally accepted accounting principles of the United States. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates and judgments related to its allowance for uncollectible accounts, reserves for student loan losses, income tax provisions and accrued expenses. Management bases its estimates and judgments on historical experience and various other factors and assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments regarding the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

     Management believes that the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements. We record estimates for our allowance for uncollectible accounts for tuition receivable from students and for loan loss reserves from student loans granted. If the financial condition of our students were to deteriorate, resulting in impairment of their ability to make required payments for tuition or loans payable to us, additional allowances and loan reserves may be required. We record estimates for our accrued expenses and income tax liabilities. Should actual results differ from our estimates, revisions to our accrued expenses and income tax liabilities may be required.

RESULTS OF OPERATIONS

     The following table sets forth certain income statement data as a percentage of revenues for the periods indicated:

                                                                                          SIX MONTHS
                                                      YEAR ENDED DECEMBER 31,           ENDED JUNE 30,
                                                 ---------------------------------   ---------------------
                                                    1999        2000        2001        2001        2002
                                                 ---------   ---------   ---------   ---------   ---------
Revenues .....................................       100%        100%        100%        100%        100%
                                                    ----        ----        ----        ----        ----
Costs and expenses:
 Instruction and educational support .........      35.9        36.0        36.3        33.8        33.6
 Selling and promotion .......................      11.1        10.8        13.5        10.2        12.6
 General and administration ..................      13.5        13.6        14.1        12.3        14.3
                                                    ----        ----        ----        ----        ----
Income from operations .......................      39.5        39.5        36.1        43.7        39.5
Investment and other income ..................       6.2         6.1         4.1         6.0         1.3
                                                    ----        ----        ----        ----        ----
Income before income taxes ...................      45.7        45.6        40.2        49.7        40.8
Provision for income taxes ...................      18.0        17.9        15.6        19.4        15.9
                                                    ----        ----        ----        ----        ----
Net income ...................................      27.7%       27.8%       24.6%       30.3%       24.9%
                                                    ====        ====        ====        ====        ====
Tax rate .....................................      39.3%       39.2%       38.8%       39.0%       39.0%

     SIX MONTHS ENDED JUNE 30, 2002 COMPARED TO SIX MONTHS ENDED JUNE 30, 2001

     Revenues. Revenues increased 25% from $47.5 million for the six months ended June 30, 2001 to $59.5 million for the corresponding period in 2002, principally due to an increase in student enrollments and a 5% tuition increase effective for 2002.

     Instruction and educational support expenses. Instruction and educational support expenses increased 25% from $16.1 million for the six months ended June 30, 2001 to $20.0 million for the corresponding period in 2002, principally due to an increase in new faculty to support enrollment growth, salary increases and new campus openings -- three in 2001 and three in 2002.

     Selling and promotion expenses. Selling and promotion expenses increased 55% from $4.8 million for the six months ended June 30, 2001 to $7.5 million for the corresponding period in 2002 due to an increase in advertising costs, specifically television advertising, increased advertising for the new campus openings and our Strayer ONLINE activities and increases in the number of admissions representatives.

     General and administration expenses. General and administration expenses increased 45% from $5.9 million for the six months ended June 30, 2001 to $8.5 million for the corresponding period in 2002, principally due to the addition of new campuses, an increase in administrative personnel, the addition of a new executive team and salary increases.

     Income from operations. Operating income increased 14% from $20.7 million for the six months ended June 30, 2001 to $23.5 million for the corresponding period in 2002, principally due to the aforementioned factors.

     Investment and other income. Investment and other income decreased 73% from $2.9 million for the six months ended June 30, 2001 to $0.8 million for the corresponding period in 2002, principally due to the overall reduction in the amount of cash and marketable securities outstanding and lower interest rates in 2002. In the 2001 period, marketable securities were liquidated at a gain of $0.9 million to help fund our share repurchase.

     Net income. Net income increased 3% from $14.4 million for the six months ended June 30, 2001 to $14.8 million for the corresponding period in 2002 because of the factors discussed above.

     YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Revenues. Revenues increased 18.7% from $78.2 million in 2000 to $92.9 million in 2001 due to an increase in the number of students and a 5% tuition increase in 2001.

     Instruction and educational support expenses. Instruction and educational support expenses increased 19.6% from $28.2 million in 2000 to $33.7 million in 2001. A salary increase, the addition of new faculty due to enrollment growth and the addition of three new campuses contributed to the increase.

     Selling and promotion expenses. Selling and promotion expenses increased 48.3% from $8.5 million in 2000 to $12.6 million in 2001 principally due to an increase in advertising costs, specifically television advertising, increased advertising for the new campus openings and our Strayer ONLINE activities, increases in the number of admission representatives at existing campuses and ONLINE and the addition of admissions personnel at three new campuses.

     General and administration expenses. General and administration expenses increased 23.3% from $10.6 million in 2000 to $13.1 million in 2001 principally due to the addition of three new campuses, an increase in administrative personnel and the addition of a new chief executive officer, chief operating officer, corporate counsel, chief technology officer and marketing director.

     Income from operations. Income from operations increased 8.3% from $30.9 million in 2000 to $33.5 million in 2001 due to the aforementioned factors.

     Investment and other income. Investment and other income decreased 20.3% from $4.8 million in 2000 to $3.8 million in 2001. We liquidated a majority of our marketable securities in the first quarter of 2001 to help fund our self-tender offer. This decline in marketable securities along with a lower interest rate environment resulted in lower investment income which was partially offset by a $0.9 million gain from the liquidation of the marketable securities.

     Provision for income taxes. Income tax expense increased 3.7% from $14.0 million in 2000 to $14.5 million in 2001. This increase was primarily due to the increase in income before taxes attributable to the factors discussed above, and offset by a slightly lower tax rate.

     Net income. Net income increased 5.1% from $21.7 million in 2000 to $22.8 million in 2001 because of the factors discussed above.

     YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     Revenues. Revenues increased 12.1% from $69.8 million in 1999 to $78.2 million in 2000 due to an increase in the number of students and a 5% tuition increase in 2000.

     Instruction and educational support expenses. Instruction and educational support expenses increased 12.4% from $25.1 million in 1999 to $28.2 million in 2000 due to an increase in the number of personnel to support increased enrollment, salary increases and the addition of a new campus in Chesterfield, Virginia.

     Selling and promotion expenses. Selling and promotion expenses increased 9.2% from $7.8 million in 1999 to $8.5 million in 2000 principally due to increased advertising costs and the addition of admissions personnel.

     General and administration expenses. General and administration expenses increased 12.9% from $9.4 million in 1999 to $10.6 million in 2000 principally due to the addition of administrative personnel in order to support increased enrollments and the addition of a new campus in Chesterfield, Virginia.

     Income from operations. Income from operations increased 12.4% from $27.5 million in 1999 to $30.9 million in 2000 primarily due to the increases in student enrollment and tuition in 2000.

     Investment and other income. Investment and other income increased 10.6% from $4.3 million in 1999 to $4.8 million in 2000 due to an increase in realized investment gains and interest on higher levels of invested cash and cash equivalents.

     Provision for income taxes. Income tax expense increased 11.8% from $12.5 million in 1999 to $14.0 million in 2000 primarily due to the increase in income before taxes attributable to the factors discussed above and no material change in our tax rate.

     Net income. Net income increased 12.3% from $19.3 million in 1999 to $21.7 million in 2000 because of the factors discussed above.

SEASONALITY

     Our quarterly results of operations tend to vary significantly within a year because of student enrollment patterns. Enrollment generally is highest in the fourth, or fall quarter, and lowest in the third, or summer quarter. In 2001, enrollments at the beginning of the winter, spring, summer and fall academic quarters were 12,005, 12,044, 9,379 and 14,009, respectively.

     Costs generally are not affected by the seasonal factors and do not vary significantly on a quarterly basis. To some extent, however, instruction and educational support expenses are lower in the third quarter because fewer part-time faculty are needed.

     The following table sets forth our revenues on a quarterly basis for the years ended December 31, 1999, 2000 and 2001.

QUARTERLY REVENUES

                                     1999                      2000                    2001
                            -----------------------   ----------------------   ---------------------
THREE MONTHS ENDED             AMOUNT      PERCENT      AMOUNT      PERCENT      AMOUNT      PERCENT
------------------          -----------   ---------   ----------   ---------   ----------   --------
(in thousands)
March 31 ................    $ 18,914         27%      $21,128         27%      $23,644         25%
June 30 .................      17,643         25        20,325         26        23,826         26
September 30 ............      12,866         19        14,691         19        18,222         20
December 31 .............      20,353         29        22,070         28        27,184         29
                             --------         --       -------         --       -------         --
 Total for Year .........    $ 69,776        100%      $78,214        100%      $92,876        100%
                             ========        ===       =======        ===       =======        ===

LIQUIDITY AND CAPITAL RESOURCES

     At June 30, 2002, we had cash, cash equivalents and marketable securities of $53.1 million compared to $57.7 million at December 31, 2001. We had no debt as of June 30, 2002 or December 31, 2001. In the second quarter, we invested $6 million in a no load, short-term corporate bond fund in an effort to diversify our holdings from overnight and money market funds into investments having a higher yield and longer maturity. As of July 31, 2002, the bonds in this fund had an average credit rating of A1, an average maturity of 2.7 years and an average yield of 4.9%. We generated $13.6 million from operating activities in the first six months of 2002. Capital expenditures for the six months ended June 2002 were $14.6 million, of which $12 million was in the first quarter for the purchase of three campus facilities. In the second quarter, bad debt expense declined from 2.0% of revenue in 2001 to 1.3% for the same period in 2002. Days sales outstanding, adjusted to exclude tuition receivable related to future quarters, was seven days in the second quarter of 2002, unchanged compared to the same period in 2001.

     Currently, we invest our cash in bank overnight deposits, money market funds and the short-term corporate bond fund described above. In addition, we have available two $10 million credit facilities from banks under which there is no outstanding balance drawn. We believe that existing cash and cash equivalents, the no load short-term corporate bond fund, cash generated from operating activities, and if necessary, cash borrowed under the credit facilities, will be sufficient to meet our cash requirements for at least the next 12 months.

     We have the following contractual commitments associated with operating leases and preferred stock cash dividends as of September 30, 2002:

                                         PAYMENTS DUE BY PERIOD (IN THOUSANDS)
                                --------------------------------------------------------
                                                                                AFTER 5
                                 WITHIN 1 YEAR     2-3 YEARS     4-5 YEARS       YEARS
                                ---------------   -----------   -----------   ----------
   Operating Leases .........       $ 5,237         $ 7,960       $ 5,308      $ 7,047
   Preferred Stock Cash
    Dividends* ..............         5,250          10,500        10,590       21,065
                                    -------         -------       -------      -------
   Total ....................       $10,487         $18,460       $15,898      $28,112
                                    =======         =======       =======      =======

----------
* Preferred stock cash dividend amounts have not been adjusted to reflect this offering. Common stock dividend payments, while not a contractual commitment, have historically been paid by us.

TOTAL POTENTIAL SHARE ISSUANCE

     Shares used to compute diluted earnings per share include common shares issued and outstanding, the assumed conversion of shares of Series A Preferred Stock outstanding or accrued and the assumed exercise of issued stock options using the treasury stock method. As of June 30, 2002, our total current and potential shares outstanding are as follows:

Current
-------
Common shares outstanding at June 30, 2002 .................................           8,352,412(a)
Series A Preferred Stock, convertible on a 1:1 basis, outstanding or accrued
 at June 30, 2002 ..........................................................           5,950,221(a)
Authorized, issued and outstanding options using Treasury Stock Method .....             212,765
                                                                                      ----------
Subtotal ...................................................................          14,515,398

Potential
---------
Accrual of payment-in-kind dividends on Series A Preferred Stock through
 May 2006 ..................................................................           1,016,572(a)(b)
Balance of authorized, issued and outstanding options not using the
 Treasury Stock Method .....................................................             767,235
Authorized but unissued options ............................................             569,405
                                                                                      ----------
Subtotal ...................................................................           2,353,212
                                                                                      ----------
Total current and potential ................................................          16,868,610
                                                                                      ==========

----------
(a) Since this information is as of June 30, 2002, the impact of the conversion of our Series A Preferred Stock to common stock in connection with this offering has not been included.

(b) The actual number of preferred stock dividends may be smaller as we have the right to redeem, and thereby cause conversion of, our Series A Preferred Stock into common stock after May 15, 2004 if our common stock price trades above $52.00 per share for 20 consecutive trading days.

                                    BUSINESS

OVERVIEW

     Our company is a for-profit post-secondary education services company. Our mission is to make high quality post-secondary education achievable and convenient for working adults in today's economy. We work to fulfill this mission by offering a variety of academic programs through Strayer University, both in traditional classroom courses and through Strayer ONLINE. Strayer University prides itself on making post-secondary education accessible to working adults who missed or were previously unable to take advantage of education opportunities.

     Founded in 1892, Strayer University is an institution of higher learning that offers undergraduate and graduate degree programs in business administration, accounting and information technology at 20 campuses in Maryland, Virginia, North Carolina and Washington, D.C. As of June 30, 2002, we had more than 14,000 students enrolled in our degree programs. Strayer University is accredited by Middle States, one of the six regional collegiate accrediting agencies recognized by the U.S. Secretary of Education. Strayer University is committed to providing an education that prepares working adult students for advancement in their careers and professional lives. It attracts students from around the country and throughout the world. As part of its program offering, the University also offers classes via the internet through Strayer ONLINE, providing its working adult students a more flexible and convenient program offering and allowing students worldwide to take advantage of Strayer University's programs.

     We have experienced significant internal growth through new campus openings and geographic expansion over the last several years. Since our initial public offering in 1996, we have grown from eight campuses in one state and Washington, D.C. to 20 campuses in three states and Washington, D.C., with six of our campuses opened since the beginning of 2001. At the same time, we have developed a robust and rapidly growing online education program. Since receiving regulatory approval to offer our degree programs through Strayer ONLINE in 1997, we have experienced rapid growth, with 4,970 students enrolled in at least one class through Strayer ONLINE during the 2002 spring term.

     In connection with our recapitalization in May 2001, we hired a new senior management team, made significant investments in information technology infrastructure to support planned growth in our online programs and embarked on an aggressive program to open new campuses. As a result of these efforts, our total revenues grew 19% last year from $78.2 million in 2000 to $92.9 million in 2001, with fall term enrollment growing from 12,100 students in 2000 to over 14,000 students in 2001. This strong growth has continued in 2002, with our total revenues growing 25% from $47.5 million during the six months ended June 30, 2001 to $59.5 million over the same period in 2002. During this period of significant revenue growth, net income has remained relatively flat primarily due to our significant investment in these new growth initiatives.

INDUSTRY BACKGROUND AND OUTLOOK

     The market for post-secondary education is large, growing and highly fragmented. Total expenditures in the post-secondary education market are expected to increase 33% (in constant 1998-1999 dollars) between 2000 and 2010 from $228 billion to $303 billion, and total student enrollments are expected to increase 17%, from 15.0 million to 17.5 million during the same period. We believe that the demand for career-oriented, post-secondary education will increase during the next several years as a result of several demographic, economic and social trends, including:

     o an increase in demand by employers for professional and skilled workers, with an estimated 7.0 million jobs requiring skilled labor expected to be created between 2000 and 2010;

     o a projected 10% growth in the annual number of high school graduates from 2.8 million in 2000 to 3.1 million in 2010;

     o our expectation that the number of adults (persons 25 years old and older) enrolling in post-secondary education will increase significantly;

     o the significant and measurable income premium attributable to post-secondary education; and

     o  budgetary constraints at traditional colleges and universities.

     The adult education market is a significant and growing component of the post-secondary education market. We believe that the market for post-secondary adult education should continue to increase as working adults seek additional education and training to update and improve their skills in order to enhance their earnings potential and to keep pace with the increasing demands of a knowledge-based economy. In addition, we believe that many working adults will seek accredited degree programs that provide flexibility to accommodate the fixed schedules and time commitments associated with their professional, family and personal obligations.

COMPANY STRENGTHS

     We have a 110-year operating history and a proven track record of providing education programs for working adults. We believe the following strengths distinguish us from our competitors and position us to capitalize on the growing demand for post-secondary education among working adults:

     o CONSISTENT OPERATING HISTORY. We have been in continuous operation since 1892 and have demonstrated an ability to grow consistently and profitably. Our enrollments and revenues have grown each year since our initial public offering in 1996.

     o PRACTICAL AND DIVERSIFIED CURRICULA. We offer core curricula in stable, high demand areas of education. In order to keep pace with a changing knowledge-based economy, we constantly strive to meet the evolving needs of our students and their employers by regularly refining and updating our existing educational programs. Additionally, we replicate programs that are successful in a given school at additional locations throughout our network of campuses. Strayer University currently offers 32 different degree, diploma and certificate programs to its students. We believe that our diversified program offerings provide us with greater stability of enrollments versus competitors that are more focused in one particular field of study.

     o FOCUS ON WORKING ADULTS PURSUING DEGREE PROGRAMS. We focus on helping working adults pursue college degrees in order to advance their career and employment opportunities. We believe this is an attractive market within the post-secondary education sector due to (1) the growing number of adult students enrolling in post-secondary education programs and (2) the highly motivated nature of adult students given the personal sacrifices and time commitments required to attend class while balancing their busy schedules. In addition, we believe that our focus on associate, bachelor and graduate-level degree programs results in extended periods of student enrollment and positively impacts the visibility and predictability of our future revenues. Approximately 96% of our students were enrolled in degree programs as of June 30, 2002.

     o FLEXIBLE PROGRAM OFFERINGS. We maintain flexible quarterly programs that allow working adult students to attend classes and complete coursework on a convenient evening and weekend schedule throughout the calendar year. During the spring 2002 quarter, over 85% of the courses we offered were night or weekend courses. Additionally, we developed Strayer ONLINE to enable students to pursue a degree entirely online, thereby increasing the accessibility and flexibility of our high quality educational content. Approximately 43% of our traditional students enrolled as of the spring 2002 quarter were taking or have taken at least one course through Strayer ONLINE. We believe that these flexible offerings distinguish us from many traditional universities that currently do not effectively address the unique requirements of working adults.

     o ATTRACTIVE AND CONVENIENT CAMPUS LOCATIONS. Our campuses are located in growing metropolitan areas in the mid-Atlantic region where there are large populations of working adults. These geographic areas offer large populations of working adults with demographic characteristics similar to those of our typical students. Strayer University's campuses are attractive and modern, offering conducive learning environments in convenient locations.

     o ESTABLISHED BRAND NAME AND ALUMNI SUPPORT. With a 110-year operating history, Strayer University is an established brand name in post-secondary adult learning, and our students and graduates work throughout corporate America. Our extensive alumni network (currently over 19,700 alumni worldwide) and support system fosters additional recruitment opportunities and assists students with job placement and career advancement. Strayer University was ranked first in the Washington Business Journal's 2002 Book of Lists for having the largest enrollment in graduate business and management programs in the Washington, D.C. metropolitan area.

     o STRONG OWNER-ORIENTED MANAGEMENT TEAM. In connection with our May 2001 recapitalization, we developed a new growth strategy and hired a new senior management team in March of 2001 to implement this strategy. As described below, under the leadership of Robert S. Silberman, our Chief Executive Officer, we have embarked on various initiatives to increase enrollment and expand our campuses. In addition, all of our senior officers have made investments in Strayer through share purchases independent of their option grants.

COMPANY STRATEGY

     Our goal is to be a leading provider of high quality post-secondary education programs for working adults primarily in the areas of business administration, accounting and information technology. We consider adult students to be our primary customers, with the various business and government organizations that provide tuition assistance to their employees as our secondary customers. We have identified the following factors as key to executing our growth strategy:

     o MAINTAIN STABLE ENROLLMENT IN OUR MATURE MARKETS. At June 30, 2002, we had eleven mature campuses (those in operation for more than three years). Over the last five years, average enrollment at our mature campuses has remained stable, while tuition has increased approximately 5% per year. Our goal is to maintain stable campus enrollments in our mature markets, while increasing revenues through a combination of complementary growth in those mature markets through Strayer ONLINE and continuing market-based tuition increases.

     o ACCELERATE NEW CAMPUS GROWTH. Our goal is to open two to three new campuses per year by filling out the Washington, D.C., Maryland, Virginia and North Carolina areas and by expanding into contiguous states that exhibit strong enrollment potential. We believe this strategy will leverage our existing investment in curriculum, management and marketing infrastructure. Since our initial public offering in 1996, we have grown from eight campuses to twenty campuses while expanding into two new states. We opened three new campuses in 2001, in Baltimore, Maryland and in Chesapeake and Newport News, Virginia. By the spring 2002 quarter, these three new schools had average enrollments ahead of the growth in average student enrollments we have experienced at new schools in the past. On July 1, 2002, we began offering classes at three new campuses in North Carolina (one in Raleigh-Durham and two in Charlotte). Our new campuses have typically turned profitable after five to six quarters of operation.

     o CONTINUE OUR GROWTH AT STRAYER ONLINE. We actively market Strayer ONLINE to U.S. students throughout all 50 states and to international students on a global basis. Strayer ONLINE has demonstrated its success with both asynchronous (on demand) and synchronous (real time) course offerings that are favored by working adult students because of their quality and convenience. We believe that the added flexibility of being able to offer both traditional and online courses allows us to better serve our working adult students. Due to the convenience and flexibility of online teaching, this medium has rapidly grown in acceptance and is expected to continue to enjoy rapid growth. Enrollment at Strayer ONLINE has grown at a greater than 80% compounded annual growth rate since its inception in 1997. Enrollment in markets outside of commuting distance to a Strayer University physical campus has grown at a greater than 50% compounded annual growth rate in this period. There were 4,970 students taking at least one online course as of the 2002 spring term.

     o DEVELOP CORPORATE/INSTITUTIONAL ALLIANCES. We believe we are well-positioned to pursue significant opportunities in the large corporate/institutional market. Our convenient evening, weekend and online courses provide an attractive solution for the education and training needs of employers and their employees. We currently have sponsorship and reimbursement arrangements of varying sorts with over 80 corporations and government institutions, including AT&T, Verizon, General Motors, PEPCO, SallieMae, Northrop Grumman Information Technology, EDS, UPS, Lockheed Martin, Raytheon, the Defense Logistics Agency, the National Guard, the District of Columbia, the General Services Administration, the United States Navy Audit Agency and the U.S. Department of Energy. In addition, we recently established partnerships with Alstom Power Company and the Federal Reserve Bank of Richmond. We are actively working with other institutions to increase the number of such arrangements.

     o CONSIDER SELECTIVE ACQUISITIONS. We periodically evaluate opportunities to acquire other providers of post-secondary education. When exploring acquisition opportunities, we seek schools that we believe offer programs with a good strategic fit to our current curricula and that have demonstrated compliance with regulatory requirements and accreditation standards. We also seek out operations that are located in geographic locations that possess attractive demographic characteristics. In addition, we also consider other factors such as price, the availability of financing on acceptable terms, competitive factors and the opportunity to improve operating performance through the implementation of our operating strategies. We have no current commitments with regard to potential acquisitions.

STRAYER UNIVERSITY

     CURRICULUM

     Strayer University offers information technology and business-oriented curricula to equip students with specialized and practical knowledge and skills for careers in business, industry and government. Our Academic Curriculum Committee periodically reviews and revises the University's course offerings to improve the educational programs and respond to competitive changes in job markets. In 1993, Strayer University formed a Curriculum Advisory Board. The composition of the Curriculum Advisory Board varies over time, but typically consists of Strayer University faculty, current and former Strayer students and representatives from private and government employers. The Curriculum Advisory Board supports the program evaluation process and tracks the career progress of Strayer University alumni. Strayer University uses these studies to make decisions about curriculum development, resource allocation and faculty appointments.

     Strayer University offers programs in the following areas:

                  Graduate Programs                        Undergraduate Programs
--------------------------------------------------------------------------------------------
  o  Master of Business Administration           o  Bachelor of Science (B.S.) Degree
     (M.B.A.) Degree
                                                      Accounting
  o  Master of Science (M.S.) Degree                  Business Administration
                                                      Computer Information Systems
       Communications Technology                      Computer Networking
       Information Systems                            Database Technology
       Management Information Systems                 Economics
       Professional Accounting                        International Business
                                                      Internetworking Technology
  o  Executive Graduate Certificate Programs
                                                 o  Associate in Arts (A.A.) Degree
       Business Administration
       Computer Information Systems                   Accounting
       Professional Accounting                        Acquisition and Contract Management
                                                      Business Administration
                                                      Computer Information Systems
                                                      Computer Networking
                                                      Database Technology
                                                      Economics
                                                      General Studies
                                                      Internetworking Technology
                                                      Marketing

                                                 o  Undergraduate Diploma Programs

                                                      Acquisition and Contract Management
                                                      Computer Information Systems
                                                      Internetworking Technology
                                                      Network Security
                                                      Web Development

                                                 o  Undergraduate Certificate Programs
                                                      Accounting
                                                      Business Administration
                                                      Computer Information Systems

     Each undergraduate degree program includes courses in oral and written communication skills as well as mathematics and various disciplines in the humanities and social sciences. In addition to our degree, diploma and certificate programs, we offer classes to non-degree and non-program students wishing to take courses for personal or professional enrichment.

     Although all of our programs are offered at each campus, the University adapts its course offerings to the preferences of the student population at each location. Strayer University students may enroll in courses at more than one campus and take courses online.

     Strayer University structures its curricula to allow students to advance sequentially from one learning level to another by applying credits earned in one program toward attainment of a more advanced degree. For example, a student originally pursuing a diploma in computer information systems can extend his or her original educational objective by taking additional courses leading to an A.A. degree in computer information systems, a B.S. degree in computer information systems, and ultimately an M.S. degree in information systems. This curriculum design provides students a level of competency and a measure of attainment in the event they interrupt their education or choose to work in their field of concentration prior to obtaining their final degree.

STRAYER ONLINE

     In August 1997, we began the operation of Strayer ONLINE. Through Strayer ONLINE, the University offers courses and degree programs via the internet using both synchronous (real time) and asynchronous (on demand) approaches to online learning. The asynchronous format was first utilized by the University in the summer 2001 quarter and has grown rapidly due to increasing demand. Students may take all of their courses solely through Strayer ONLINE or may take online courses as a supplement to traditional, site-based courses. A student taking classes through Strayer ONLINE has the same admission and financial aid requirements, policies and procedures and receives the same student services as other Strayer University students. Tuition for Strayer ONLINE courses is the same as for campus courses. During the spring 2002 quarter, Strayer University had 4,970 students participating in its online programs, 3,772 of whom took classes solely through Strayer ONLINE.

FACULTY

     Strayer University seeks to appoint faculty who hold appropriate academic credentials, are dedicated, active professionals in their field and are enthusiastic and committed to teaching working adults. In accordance with our educational mission, the University faculty focuses its efforts on teaching. The normal course load for a full-time faculty member is four courses per quarter for each of three quarters, or 12 courses per academic year. With the approval of the campus deans, faculty members may teach a fifth course per quarter and extra courses during the summer quarter for additional compensation. Strayer University requires full-time faculty members to hold student counseling hours at least two hours per week for each course they teach.

     We provide financial support for faculty members seeking to update their skills and knowledge. Strayer University maintains a tuition plan that typically reimburses instructors enrolled in advanced degree programs for 50% of the tuition for one new course per term and conducts annual in-house faculty workshops in each discipline. Strayer University also fully reimburses its faculty for their costs in receiving computer-related instruction and training to keep current in information technology developments.

ORGANIZATION OF STRAYER UNIVERSITY

     Strayer University organizes its academic programs and administrative operations on a regional and campus basis. The University's annual financial budget and overall academic and business decisions are directed by its Board of Trustees. The Board of Trustees consists of Scott Steffey, Strayer's Executive Vice President and Chief Operating Officer and former Vice Chancellor of the State University of New York, and Dr. Donald Stoddard, the University's President, as well as the following non-mangement members:

   Dr. Peter Salins            Dr. Salins is Provost and Vice Chancellor for Academic Affairs
                               and Chief Academic Officer at the State University of New York.

   Roland Carey                Mr. Carey is a former Director of Strayer and previously served as an advisor to the Louisa County Public School System of
                               Virginia and a school Program Coordinator.

   Dr. Jennie Seaton           Dr. Seaton is a former Director of Strayer and previously served as Assistant Dean of Virginia Commonwealth University.

   Todd A. Milano              Mr. Milano is President and Chief Executive Officer of Central
                               Pennsylvania College and a Director of Strayer.

   Dr. Charlotte F. Beason     Dr. Beason is the Vice Chair, Commission on Collegiate Nursing
                               Education and Program Director, U.S. Department of Veterans
                               Affairs and a Director of Strayer.

   G. Thomas Waite, III        Mr. Waite is the Chief Financial Officer and Treasurer of The
                               Humane Society of the United States and a Director of Strayer.

     Within the parameters of the academic and financial direction set by its Board of Trustees, Strayer University is managed on a day-to-day basis by the University President and Provost as to academic matters, as well as by four regional managers who are responsible for implementing Board policy and meeting commercial and budgetary goals for their respective regions. The four regional managers are:

   James F. McCoy -- Regional Director -- Southern Virginia and North Carolina Michael O. Williams -- Regional Director -- Northern Virginia
     and Washington, D.C.
   Betty Shuford -- Regional Director -- Maryland
   Pamela S. Bell -- Director -- Strayer ONLINE

     Similarly, at the campus level, the day-to-day campus operations are managed by a campus manager and the academic functions are overseen by a campus dean. Each campus is staffed with personnel performing instructional, admissions, academic advising, financial aid, student services and career development functions. A learning resource center at each campus supports the University's instructional programs. Each learning resource center contains a library and computer laboratories and is operated by a full-time manager and support staff, who assist students in the use of research resources.

MARKETING

     To generate interest among potential students, we engage in a broad range of activities to inform the working adult public and their employers about the programs we offer. These activities include: direct mail; internet marketing; marketing to our existing students; print and broadcast advertising; student referrals and corporate and government outreach activities. Direct response methods (direct mail and email advertising) are used to generate inquiries from potential students and their employers. Strayer University maintains booths and information tables at appropriate conferences and expos, as well as at transfer days at community colleges. Through our business-to-business outreach efforts, we market our programs to corporations with personal sales calls, distribution of information through corporate intranets and human resource departments and on-site information meetings. We implement a continuous marketing strategy to record inquiries in our database and track them through to application and registration. Additionally, we market to students and alumni with information about new programs and new locations to encourage them to return for further education.

STUDENT PROFILE

     The majority of Strayer University students are working adults pursuing their first college degree to improve their job skills and advance their careers. Of the students enrolled in Strayer University's programs at the beginning of the 2001 fall quarter, approximately 60% were age 30 or older and approximately 74% were engaged in a part-time (fewer than three courses each quarter) course of study. In the 2001 fall quarter, our students registered for an average of 8.8 course credits (about two classes per student).

     Strayer University has a very diverse student body. In 2001, 52% of students were minorities and 56% of students were women. Approximately 7% of the University's students were international, including those taking courses through Strayer ONLINE. Approximately 14% of the University's students have a military background, either as active duty personnel, veterans or reservists. Through Strayer ONLINE, the University offered courses to students in all 50 states and 39 foreign countries in 2001. Strayer University prides itself on making post-secondary education accessible to working adults who missed or were previously unable to take advantage of education opportunities.

     The following is a breakdown of our students by program level at December 31, 2001:

                                                NUMBER        PERCENTAGE OF
DEGREE PROGRAMS                              OF STUDENTS     DEGREE STUDENTS
---------------                             -------------   ----------------
   Bachelors ........................            8,686              70%
   Masters ..........................            2,241              18%
   Associates .......................            1,541              12%
                                                ------             ----
      Total Degree Students .........           12,468             100%
                                                ======             ===


                                                             PERCENTAGE OF
                                                NUMBER        NON-DEGREE
NON-DEGREE PROGRAMS                          OF STUDENTS       STUDENTS
-------------------                         -------------   --------------
   Diploma ..............................         700               45%
   Undeclared ...........................         841               55%
                                                -----              ----
      Total Non-Degree Students .........       1,541              100%
                                                =====              ===


STUDENT ADMISSIONS

     Strayer University seeks to ensure that incoming students have the necessary academic background to succeed in their course of study. Students attending Strayer University's undergraduate programs must possess a high school diploma or a General Educational Development Certificate. Students attending Strayer University's graduate programs must have a bachelor's degree from an accredited institution. If a student's undergraduate major varies widely from the student's proposed graduate course of study, certain undergraduate foundation courses may be necessary for admission to some of the highly technical courses offered at the graduate level.

     International students applying for admission must meet the same admission requirements as other students. Those students whose native language is not English must provide evidence that they are able to use the English language with sufficient facility to perform college-level work in an English-speaking institution.

TUITION AND FEES

     Strayer charges tuition by the credit hour. All courses offered are 4.5 credit hours. As of January 1, 2002, undergraduate full-time students are charged at the rate of $220.50 per credit hour. Undergraduate part-time students are charged at the rate of $231.00 per credit hour. Courses in graduate programs are charged at the rate of $294.00 per credit hour. Accordingly, a full-time student seeking to obtain a bachelor's degree in four years currently would pay approximately $9,900 per year in tuition. Strayer University implemented a tuition increase of 5% per credit hour effective January 1, 2002. Under a variety of different programs, Strayer University offers scholarships and tuition discounts to active and reserve military students and in connection with various corporate and government sponsorship and tuition reimbursement arrangements.

SEL PROGRAM

     In 1995, we introduced the Strayer Education Loan Program (the "SEL Program") for eligible students as an alternative to government sponsored student loans. Education Loan Processing, Inc., a wholly-owned subsidiary, administers the SEL Program for Strayer University. In addition to serving as an alternative to the federal loan programs, the SEL Program can service loans at a competitive cost.

     We designed the SEL Program for working adult students. Borrowers make payments while enrolled, thereby reducing the debt they otherwise would assume upon completion of their studies. While enrolled at Strayer University, the minimum monthly payment on the loan is a percentage of the balance each month. Upon completion of their schooling, students are placed on a fixed payment plan. The loans generally have maturities ranging from one to four years after graduation and bear interest at a rate that is competitive with rates under federal student loan programs. At December 31, 2001, there were 2,798 loans outstanding with an aggregate loan balance of approximately $8.9 million and an average individual loan balance of approximately $3,200.

     Loans under the SEL Program are unsecured. Before making loans, we conduct a credit evaluation and verify the employment of each applicant. Student defaults on loans extended under the SEL Program have historically approximated 2% of total dollars loaned.

STRAYER FOUNDATION SCHOLARSHIPS

     The Strayer University Education Foundation (the "Foundation") was established by a former majority stockholder of Strayer as an independent entity to provide scholarships and grant assistance for needy students who wish to pursue a program of study at Strayer University. The Foundation has a nine member Board of Trustees, including independent members (as well as Dr. Stoddard and Mr. Steffey), and oversees a variety of scholarship and grant programs for students based on eligibility criteria established by the Foundation's Board of Trustees. The Foundation had $2.3 million in assets at December 31, 2001 and issued 93 scholarships and other awards totaling approximately $100,000 in 2001.

CAREER DEVELOPMENT SERVICES

     Although most of Strayer University's students are adults who are already employed, the University actively assists its students and alumni with job placement and other career-related matters through career development offices in each region where the University has campuses. Strayer's career development personnel conduct workshops on employment-related topics (including resume preparation, interviewing techniques and job search strategies), maintain job listings, arrange campus interviews by employers and provide other placement assistance. Strayer University sponsors career fairs in the fall and spring quarters for students and alumni to discuss career opportunities with companies and governmental agencies.

     We regularly conduct alumni surveys to monitor the career progression of our graduates and to comply with Middle States and state requirements to perform outcome assessments. The 2000 alumni survey, which had an approximately 24% overall response rate, indicated that 91% of those responding were employed. According to the survey, Strayer University's greatest assets, in order of importance, are campus location, schedule variety, instructor knowledge, course selection, online courses and small class sizes.

     Strayer University students and graduates are employed by a wide range of companies and many governmental agencies.

EMPLOYEES

     As of December 31, 2001, Strayer University employed 486 faculty members, of whom 116 were full-time and 370 were part-time, and 474 non-faculty staff in information systems, financial aid, recruitment and admissions, payroll and human resources, corporate accounting and other administrative functions. Of the University's non-faculty staff, 365 were employed full-time and 109 were employed part-time.

INTELLECTUAL PROPERTY

     In the ordinary course of its business, Strayer develops many kinds of intellectual property that are or will be the subject of copyright, trademark, servicemark, patent, trade secret or other protections. Such intellectual property includes Strayer's courseware materials for classes taught via the internet or other distance-learning means and business know-how and internal processes and procedures developed to respond to the requirements of its operations and various education regulatory agencies. Strayer also claims a common law right to the mark "STRAYER" for educational services and has applied for federal registration of the mark.

PROPERTIES

     We have 20 campuses and five other properties, seven of which are owned and 18 of which are leased. The table set forth below lists each of our properties.

CAMPUSES                              OTHER PROPERTIES
--------                              ----------------
Alexandria, VA                        Corporate Headquarters (Arlington, VA)
Anne Arundel County, MD               Jessup, MD
Arlington, VA                         Newington, VA
Chesapeake, VA                        Strayer ONLINE (Lorton, VA)
Charlotte, NC (two campuses)          Washington, D.C. Library/Annex
Chesterfield, VA
Fredericksburg, VA
Henrico County (Glen Allen, VA)
Loudoun (Ashburn, VA)
Manassas, VA
Montgomery County (Germantown, MD)
Newport News, VA
Owings Mills, MD
Prince George's County, MD
Raleigh-Durham, NC
Takoma Park (Washington, D.C.)
Washington, D.C.
White Marsh (Baltimore, MD)
Woodbridge, VA

REGULATION

     REGULATORY ENVIRONMENT

     The Higher Education Act and the regulations promulgated thereunder require all higher education institutions that participate in the various Title IV programs, including Strayer University, both to comply with detailed substantive and reporting requirements and to undergo periodic regulatory scrutiny. The Higher Education Act mandates specific regulatory responsibility for each of the following components of the higher education regulatory triad:
(1) the federal government through the U.S. Department of Education; (2) the institutional accrediting agencies recognized by the U.S. Secretary of Education and (3) state higher education regulatory bodies. The regulations, standards and policies of these regulatory agencies are subject to change.

     ACCREDITATION

     Strayer University has been institutionally accredited since 1981 by Middle States, a regional accrediting agency recognized by the U.S. Secretary of Education. Accreditation is a system for recognizing educational institutions and their programs for performance, integrity, educational quality, faculty, physical resources, administrative capability and financial stability that entitles them to the confidence of the educational community and the public. In the United States, this recognition comes primarily through private voluntary associations of institutions and programs of higher education. These associations establish criteria for accreditation, conduct peer-review evaluations of institutions and professional programs for accreditation and publicly designate those institutions that meet their criteria. Accredited schools are subject to periodic review by accrediting bodies to ensure that such schools maintain the performance, integrity and quality required for accreditation.

     Middle States is the same accrediting agency that grants institutional accreditation to other degree-granting public and private colleges and universities in its region (namely, Delaware, District of

Columbia, Maryland, New Jersey, New York, Pennsylvania, Puerto Rico and U.S. Virgin Islands). Accreditation by Middle States is an important attribute of Strayer University. Colleges and universities depend on accreditation in evaluating transfers of credit and applications to graduate schools. Employers rely on the accredited status of institutions when evaluating a candidate's credentials, and students and corporate and government sponsors under tuition reimbursement programs look to accreditation for assurance that an institution maintains quality educational standards. Moreover, institutional accreditation is necessary to qualify for eligibility for federal student financial assistance. Middle States reaffirmed our accreditation in 2000 for a ten-year period.

     The accrediting agencies that accredit higher education institutions in various regions of the United States have recently adopted a "Policy on Evaluation of Institutions Operating Interregionally." Under that policy both the "home" regional accreditor and the "host" regional accreditor cooperate to evaluate an institution that delivers education at a physical site in the host accreditor's region. Although the home region is solely responsible for final accreditation actions, as we open campuses in regions outside the Middle States region, the host regional accreditors also will participate in the accreditation process of such expansion operations.

     STATE LICENSURE

     We are authorized to offer our programs, including those offered through Strayer ONLINE, by the applicable educational regulatory agencies in all states where our campuses and Strayer ONLINE facilities are located. We are dependent upon the authorization of each state where we are physically located to allow us to operate and to grant degrees or diplomas to students in those states. We are subject to extensive regulation in each of the four jurisdictions (the District of Columbia, Virginia, Maryland and North Carolina) in which we currently maintain campuses. State laws and regulations affect our operations and may limit our ability to introduce educational programs or establish new campuses. We are required by the Higher Education Act to maintain state licensure in each state where we maintain a campus that participates in Title IV programs.

     OTHER APPROVALS

     We are approved by appropriate authorities for the education of veterans and members of the selective reserve and their dependents, as well as for the rehabilitation of handicapped veterans. In addition, we are authorized by the Immigration and Naturalization Service (the "INS") of the U.S. Department of Justice to admit international students for study in the United States subject to applicable guidelines. The INS, working with the Department of State, is in the process of instituting a mandatory electronic reporting system for schools that enroll international students.

     FINANCING STUDENT EDUCATION

     Students finance their Strayer University education in a variety of ways. A significant number of students utilize federal financial aid. In addition, many of our working adult students finance their own education or receive full or partial tuition reimbursement from their employers. Congress has enacted several tax credits for students pursuing higher education and has provided for a tax deduction for interest on student loans and exclusions from income of certain tuition reimbursement amounts. We also offer a variety of grants, loans (including loans under the SEL Program), scholarships and work-study programs as financing options for our students.

     In 2001, approximately 44% of Strayer University's students participated in one or more Title IV programs. A substantial portion (approximately 55% in 2001) of our revenues are derived from tuition financed under Title IV programs.

     Our financial aid programs are designed to assist eligible students whose financial resources are inadequate to meet the cost of education. Aid is awarded on the basis of financial need, generally defined under the Higher Education Act as the difference between the cost of attending a program of study and the amount a student reasonably can be expected to contribute to those expenses. All recipients of financial aid must maintain a satisfactory grade point average and progress in a timely manner toward completion of a program of study.

     The 1998 amendments to the Higher Education Act that took effect on October 7, 2000 address an institution's return-of-funds policy with regard to Title IV programs. Under the new provision, the institution must first determine the amount of Title IV program funds that the student "earned." If the student withdraws during the first 60% of any period of enrollment or payment period, the amount of Title IV program funds that the student earned is equal to a pro rata portion of the funds for which the student would otherwise be eligible. If the student withdraws after the 60% point, then the student has earned 100% of the Title IV program funds. The institution must return to the appropriate Title IV programs, in a specified order and excluding the Federal Work-Study Program, the lesser of the unearned Title IV program funds or the institutional charges incurred by the student for the period multiplied by the percentage of unearned Title IV program funds. An institution must return required funds no later than 30 days after the date the institution determines a student withdrew. If such payments are not timely made, an institution is subject to adverse action, including the submission of a letter of credit equal to 25% of the refunds the institution should have made in its most recent fiscal year. Strayer believes that Strayer University's return-of-funds policy and practice is consistent with the current Higher Education Act.

     TITLE IV PROGRAMS

     Strayer University maintains eligibility for its students to participate in the following Title IV programs:

     o Federal Pell Grants. Grants under the Federal Pell Grant ("Pell") program are available to eligible students based on financial need and other factors.

     o Campus-Based Programs. The "campus-based" Title IV programs include the Federal Supplemental Educational Opportunity Grant program, the Federal Work-Study program and the Federal Perkins Loan ("Perkins") program.

     o Federal Family Education Loans. Pursuant to the Federal Family Education Loan Program (the "FFEL Program"), which includes the Federal Stafford Loan ("Stafford") program and the Federal Parent Loan for Undergraduate Students ("PLUS") program, students and their parents can obtain from lending institutions subsidized and unsubsidized student loans, which are guaranteed by the federal government. Students who demonstrate financial need may qualify for a subsidized Stafford loan, and the federal government will pay the interest on the loan while the student is in school and until the student's obligation to repay the loan begins. Unsubsidized Stafford loans are available to students who do not qualify for a subsidized Stafford loan or, in some cases, in addition to a subsidized Stafford loan.

     o Federal Direct Student Loans. Under the William D. Ford Federal Direct Loan Program (the "Direct Loan Program"), the Department of Education makes loans directly to students rather than guaranteeing loans made by lending institutions. Strayer University has not originated any loans under this program, but utilizes other Title IV loan programs.

     OTHER FINANCIAL AID PROGRAMS

     In addition to Strayer University's own student loan and scholarship programs, eligible students at Strayer University may participate in educational assistance programs administered by the U.S. Department of Veterans Affairs, the U.S. Department of Defense, the District of Columbia and private organizations.

     FINANCIAL AID REGULATION

     To be eligible to participate in Title IV programs, Strayer University must comply with specific standards and procedures set forth in the Higher Education Act and the regulations issued thereunder by the Department of Education. An institution must, among other things, be authorized by each state within which it is physically located to offer its educational programs and maintain institutional accreditation by a recognized accrediting agency. The institution also must be certified by the

Department of Education to participate in Title IV programs, based on a determination that, among other things, the institution meets certain standards of administrative capability and financial responsibility. For purposes of the Title IV programs, Strayer University and all of its campuses are considered to be a single "institution of higher education" so that Department of Education requirements applicable to an "institution of higher education" are applied to all of Strayer University's campuses in the aggregate rather than on an individual basis. Strayer University and each of its campuses are currently certified to participate in Title IV programs.

     Congress reauthorizes the Higher Education Act approximately every five years with the next Congressional review scheduled to take place in 2003. In addition, Congress reviews and determines appropriations for Title IV programs on an annual basis. An elimination of certain Title IV programs, a reduction in federal funding levels of such programs, material changes in the requirements for participation in such programs or the substitution of materially different programs could reduce the ability of certain students to finance their education. This, in turn, could lead to lower enrollments at Strayer University or require Strayer University to increase its reliance upon alternative sources of student financial aid. Given the significant percentage of Strayer University's revenues that are derived indirectly from the Title IV programs, the loss of or a significant reduction in Title IV program funds available to Strayer University's students could have a material adverse effect on Strayer. In addition, the regulations applicable to Strayer University have been subject to frequent revisions. If Strayer University were not to continue to comply with such regulations, such non-compliance may affect the operations of the University and its ability to participate in Title IV programs. Certain elements of the regulations applicable to Strayer University are described below.

     INCREASED REGULATORY SCRUTINY

     The 1992 amendments to the Higher Education Act formalized, modified and strengthened the regulatory structure known as the "Program Integrity Triad," which consists of the Department of Education, recognized accrediting agencies and state higher education regulatory bodies. Congress intended this initiative to increase the regulatory scrutiny of post-secondary educational institutions. The 1998 amendments to the Higher Education Act preserve the Program Integrity Triad with some refinements. In addition to the Program Integrity Triad, other participants in Title IV programs, notably student loan guaranty agencies, also have enforcement authority.

     ADMINISTRATIVE CAPABILITY

     Department of Education regulations specify extensive criteria by which an institution must establish that it has the requisite "administrative capability" to participate in Title IV programs. To meet the administrative capability standards, an institution, among other things, must comply with all applicable Title IV program regulations, must not have cohort default rates above specified levels, must have various procedures in place for safeguarding federal funds, must not be, and not have any principal or affiliate who is, debarred or suspended from federal contracting or engaging in activity that is cause for debarment or suspension, must submit in a timely manner all reports and financial statements required by the regulations and must not otherwise appear to lack administrative capability.

     PROVISIONAL CERTIFICATION

     In certain circumstances, including a change in ownership resulting in a change of control, the Department of Education may certify an institution's continuing eligibility to participate in Title IV programs on a provisional basis for no more than three years. During the period of provisional certification, the institution must comply with any additional conditions included in its program participation agreement. If the Department of Education determines that a provisionally certified institution is unable to meet its responsibilities under its program participation agreement, it may seek to revoke the institution's certification to participate in Title IV programs with the institution having fewer due process protections than if it were fully certified.

     THIRD PARTY SERVICERS

     Department of Education regulations permit an institution to enter into a written contract with a third-party servicer for the administration of any aspect of the institution's participation in Title IV programs. The third-party servicer must, among other obligations, comply with Title IV requirements and be jointly and severally liable with the institution for any violation by the servicer of any Title IV provision. Strayer University has written contracts with three third-party servicers: Financial Aid Management for Education, Inc., Post-secondary Education Assistance Corporation and Weber and Associates, Inc. The servicers each perform activities related to Strayer University's participation in Title IV programs, such as certifying FFEL Program loan applications, preparing reports from Strayer University to the Department of Education, issuing payments for the Pell and campus-based programs and issuing and collecting Perkins loans.

     FINANCIAL RESPONSIBILITY

     The Higher Education Act and Department of Education regulations establish extensive standards of financial responsibility that institutions such as Strayer University must satisfy in order to participate in Title IV programs. These standards generally require that an institution provide the services described in its official publications and statements, provide the administrative resources necessary to comply with Title IV requirements and meet all of its financial obligations, including required refunds and any repayments to the Department of Education for debts and liabilities incurred in programs administered by the Department.

     Department of Education standards utilize a complex formula to assess financial responsibility. The standards focus on three financial ratios: (1) equity ratio (which measures the institution's capital resources, ability to borrow and financial viability); (2) primary reserve ratio (which measures the institution's financial viability and liquidity) and (3) net income ratio (which measures the institution's ability to operate at a profit or within its means). An institution's financial ratios must yield a composite score of at least 1.5 for the institution to be deemed financially responsible without the need for further federal oversight. Strayer University has applied the financial responsibility standards to its audited financial statements as of and for the year ended December 31, 2001 and calculated a composite score of 3.0, the highest score available. Strayer therefore believes that Strayer University meets the Department of Education's financial responsibility standards.

     STUDENT LOAN DEFAULTS

     Under the Higher Education Act, an educational institution may lose its eligibility to participate in some or all of the Title IV programs if defaults on the repayment of federally guaranteed student loans by its students exceed certain levels. For each federal fiscal year, a rate of student defaults (known as a "cohort default rate") is calculated for each institution by determining the rate at which borrowers who become subject to their repayment obligation in that federal fiscal year default by the end of the following federal fiscal year. The Department calculates a single cohort default rate for each federal fiscal year that includes all current or former student borrowers at the institution who commenced repayment on any FFEL Program or Direct Loan Program loan during that year.

     The Department issued new regulations effective July 1, 2001 regarding cohort default rates. Under these regulations, if the Department notifies an institution that its three most recent cohort default rates are each 25 percent or greater, the institution's participation in the FFEL Program, Direct Loan Program and Federal Pell Grant Program ends 30 days after the notification, unless the institution timely appeals that determination on specified grounds and according to specified procedures. An institution's participation in the FFEL Program and Direct Loan Program ends 30 days after notification that its most recent cohort default rate is greater than 40 percent, unless the institution timely appeals that determination on specified grounds and according to specified procedures. An institution whose participation ends under these provisions may not participate in the relevant programs for the remainder of the fiscal year in which the institution receives the notification, as well as for the next two fiscal years. The new regulations also address cohort default rates for institutions that have undergone a change in status, such as acquisition or merger of institutions and acquisition of another institution's branches or locations.

     If an institution's cohort default rate equals or exceeds 25% in any of the three most recent federal fiscal years, the institution may be placed on provisional certification status. Provisional certification does not limit an institution's access to Title IV program funds; however, an institution with provisional status is subject to closer review by the Department of Education and may be subject to summary adverse action if it violates Title IV program requirements. Strayer University's cohort default rates on FFEL Program loans for the 2000, 1999 and 1998 federal fiscal years, the three most recent years for which this information is available, were 4.7%, 5.6% and 12.1%, respectively. The average cohort default rates for for-profit institutions nationally were 9.4%, 9.3% and 11.4% in fiscal years 2000, 1999 and 1998, respectively.

     THE "90/10 RULE"

     Under what is commonly referred to as the "90/10 Rule," the Higher Education Act provides that for-profit institutions, such as Strayer University, are eligible to participate in Title IV programs only if they derive no more than 90% of their revenues from Title IV programs, as determined in accordance with a formula described in the regulations. A for-profit institution that violates the "90/10 Rule" loses its eligibility to participate in Title IV programs for at least one year. During 2001, Strayer University derived 55% of its revenues from tuition financed under Title IV programs.

     INCENTIVE COMPENSATION

     As a part of an institution's program participation agreement with the Department of Education and in accordance with the Higher Education Act, the institution may not provide, nor contract with any entity that provides, any commission, bonus or other incentive payment based directly or indirectly on success in securing enrollments or financial aid to any person or entity engaged in any student recruitment, admissions or financial aid awarding activity. Congress is considering legislation, and the Department of Education recently published proposed regulations, to clarify the incentive payment rule. Failure to comply with the incentive payment rule could result in loss of ability to participate in Federal Student Financial Aid programs or financial penalties. Although there can be no assurance that the Department of Education would not find deficiencies in Strayer University's present or former employee compensation and third-party contractual arrangements, Strayer University believes that its employee compensation and third-party contractual arrangements comply with the incentive compensation provisions of the Higher Education Act.

     DISTANCE LEARNING AND THE "50% RULES"

     Strayer University offers all of its existing degree and diploma programs through Strayer ONLINE, delivering instruction via internet-based telecommunications from Strayer's Distance Learning Center in Lorton, Virginia. Strayer ONLINE has been approved by the applicable regulatory agencies in all states where our campuses and Strayer ONLINE facilities are located. During the spring 2002 quarter, Strayer University had 4,970 students taking courses online, 3,772 of whom took classes solely through Strayer ONLINE.

     The Higher Education Act excludes from Title IV program participation institutions at which more than 50% of the institution's courses are offered by correspondence or at which 50% or more of the institution's students are enrolled in correspondence courses, except that the Secretary of Education is authorized to waive this limitation at his/her discretion in the case of institutions offering two- or four-year programs leading to an associate or bachelor degree. Department of Education regulations grant an automatic waiver for these degree-granting institutions if students enrolled in correspondence courses receive five percent or less of the total Title IV program funds received by all students enrolled at the institution. In addition, a student is not eligible for Title IV program funds for a correspondence course unless such course is at least one academic year in length or part of a program leading to an associate, bachelor or graduate degree. The Higher Education Act states that a student enrolled in a course of instruction at an institution like Strayer University, where at least half of the programs lead to a degree that is offered in whole or in part through telecommunications and leads to a recognized certificate for a program of study of one year or longer, or a recognized associate, bachelor or graduate degree conferred by such institution, is not considered to be enrolled in a correspondence course, unless the total number of telecommunications and traditional correspondence courses offered by the institution equals or exceeds 50% of the total number of courses offered by the institution. For purposes of the 50% rules, a course must be considered as being offered once during an award year regardless of the number of times it is offered during that year, and a course that is offered both on campus and online must be considered two courses for the purpose of determining the total number of courses the institution provided during an award year. Strayer University's policy is to ensure that it remains in compliance with the 50% rules by monitoring its course offerings and ensuring that the number of courses offered through Strayer ONLINE will not equal or exceed one-half of the total number of courses offered by Strayer University, calculated as set forth above. Strayer University does not offer traditional correspondence courses.

     COMPLIANCE REVIEWS

     Strayer University is subject to announced and unannounced compliance reviews and audits by various external agencies, including the Department of Education, its Office of Inspector General, state licensing agencies, guaranty agencies and accrediting agencies. The Higher Education Act and Department of Education regulations also require an institution to submit annually a compliance audit of its administration of the Title IV Programs conducted by an independent certified public accountant in accordance with Government Auditing Standards and the Office of Inspector General audit guide.

     POTENTIAL EFFECT OF REGULATORY VIOLATIONS

     If Strayer University fails to comply with the regulatory standards governing Title IV programs, the Department of Education could impose one or more sanctions, including transferring Strayer University to the reimbursement or cash monitoring system of payment, seeking to require repayment of certain Title IV funds, requiring the University to post a letter of credit in favor of the Department of Education as a condition for continued Title IV certification, taking emergency action against the University, referring the matter for criminal prosecution or initiating proceedings to impose a fine or to limit, condition, suspend or terminate the participation of the University in Title IV programs. In addition, Strayer University's guaranty agencies could initiate proceedings to limit, suspend or terminate Strayer University's eligibility to provide guaranteed student loans in the event of certain regulatory violations. Although there are no such sanctions currently in force, and Strayer University does not believe any such sanctions or proceedings are presently contemplated, if such sanctions or proceedings were imposed against Strayer University and resulted in a substantial curtailment of the University's participation in Title IV programs, Strayer University would be materially and adversely affected.

     If Strayer University lost its eligibility to participate in Title IV programs, or if the amount of available federal student financial aid were reduced, the University would seek to arrange or provide alternative sources of revenue or financial aid for students. The SEL Program would provide one such alternative, but there can be no assurance that the SEL Program could provide loans sufficient to make up for the loss of Title IV program funds. Although the University believes that one or more private organizations would be willing to provide financial assistance to students attending Strayer University, there is no assurance that this would be the case, and the interest rate and other terms of such student financial aid might not be as favorable as those for Title IV program funds. Strayer University may be required to guarantee all or part of such alternative assistance or might incur other additional costs in connection with securing alternative sources of financial aid. Accordingly, the loss of eligibility of Strayer University to participate in Title IV programs would be expected to have a material adverse effect on Strayer University even if it could arrange or provide alternative sources of revenue or student financial aid.

     RESTRICTIONS ON ADDING LOCATIONS AND EDUCATIONAL PROGRAMS

     State requirements and accrediting agency standards may in certain instances limit the ability of Strayer University to establish additional locations and programs. District of Columbia regulations require institutions to submit an application for an amended license in order to add a new program or location. The Virginia State Council of Higher Education requires institutions to obtain approval prior to offering new educational programs at existing sites or instruction for degree credit at a new site located more than 25 miles or 30 minutes' travel time from an existing location. Maryland law and regulations require institutions to obtain the approval of the Maryland Higher Education Commission in order to offer an instructional program not specified in its certificate of approval or to offer more than one-third of the credit-bearing coursework leading toward a certificate or degree at a location not specified in its certificate of approval. Middle States requires institutions that it accredits to notify it in advance of implementing new programs or locations, and upon notification may undertake a review of the institution's accreditation. Based on its current understanding of how these standards will be applied, the University does not believe that these standards will have a material adverse effect on Strayer University or its expansion plans.

     The Higher Education Act requires for-profit institutions of higher education to be in full operation for two years before qualifying to participate in Title IV programs. However, the applicable regulations permit an institution that is already qualified to participate in Title IV programs to establish additional locations that are exempt from the two-year rule. Such additional locations may immediately qualify for participation in the Title IV programs, unless the location was acquired from another institution that has ceased offering educational programs at that location and has unpaid Title IV liabilities, and the acquiring institution does not agree to be responsible for certain liabilities of the acquired institution. The new location must satisfy all other applicable requirements for institutional eligibility, including approval of the additional location by the relevant state authorizing agency and the institution's accrediting agency. Strayer University's expansion plans assume its continued ability to establish new campuses as additional locations of Strayer University under such applicable regulations and thereby avoid incurring the two-year delay in participation in Title IV programs. The loss of state authorization or accreditation by Strayer University or an existing campus, or the failure of Strayer University or a new campus to obtain state authorization or accreditation, would render Strayer University ineligible to participate in Title IV programs in that state or at that location.

     The Department of Education regulations require institutions to report to the Department of Education a new additional location at which at least 50% of an eligible program will be offered, if the institution wants to disburse Title IV program funds to students enrolled at that location. If the institution participates in Title IV programs under provisional certification, as the University currently does as a result of its 2001 recapitalization and change of ownership (see "--Change in Ownership Resulting in a Change of Control"), and in certain other circumstances, the institution must obtain Department of Education approval for the new location before providing Title IV assistance to students at that location. Otherwise, once it reports the location to the Department of Education, the institution may disburse Title IV program funds to eligible students at that location if the location is licensed and accredited. Institutions are responsible for knowing whether they need approval, and institutions that add locations and disburse Title IV program funds without having obtained any necessary Department of Education approval may be subject to administrative repayments and other sanctions. Strayer does not believe that the Department of Education's regulations will create significant obstacles to Strayer University's plans to add new campuses.

     Generally, if an institution eligible to participate in Title IV programs adds an educational program after it has been designated as an eligible institution, the institution must apply to the Department of Education to have the additional program designated as eligible. However, a degree-granting institution such as Strayer is not obligated to obtain Department of Education approval of additional programs that lead to an associate, bachelor, professional or graduate degree at a level already awarded. Similarly, an institution is not required to obtain advance approval for new programs that prepare students for gainful employment in the same or related recognized occupation as an educational program that has previously been designated as an eligible program at that institution and meets certain minimum-length requirements. In the event that an institution erroneously determines that an educational program is eligible for Title IV funds without the Department of Education's express approval, the institution may be liable for repayment of Title IV aid received by the institution in connection with that program. Strayer does not believe that the Department of Education's regulations will create significant obstacles to Strayer University's plans to add new programs.

     CHANGE IN OWNERSHIP RESULTING IN CHANGE OF CONTROL

     Many states and accrediting agencies require institutions of higher education to report or obtain approval of certain changes in ownership or other aspects of institutional status, but the types of and triggers for such reporting or approval vary among states and accrediting agencies. The D.C. Education Licensure Commission requires an institution licensed by it to report a change in ownership in advance, preferably 90 days, and may require the institution to apply to amend its license. The applicable laws and regulations of Maryland do not specifically address reporting of changes in ownership. The State Council of Higher Education for Virginia requires notice 30 days in advance of a change in ownership and the filing of an application for approval of the change within 30 days after the change. The Board of Governors of North Carolina may require the filing of notice of a change in ownership and an application for approval of the change. Strayer University's accrediting agency, Middle States, requires institutions that it accredits to inform it in advance of any substantive change, including a change that significantly alters the ownership or control of the institution. Examples of substantive changes requiring advance notice to Middle States include changes in the legal status, ownership or form of control of the institution, such as the sale of a proprietary institution. Middle States must approve a substantive change in advance in order to include the change in the institution's accreditation status.

     The Higher Education Act provides that an institution that undergoes a change in ownership resulting in a change of control loses its eligibility to participate in the Title IV programs and must apply to the Department of Education in order to reestablish such eligibility. An institution is ineligible to receive Title IV program funds during the period prior to recertification. The Higher Education Act provides that the Department of Education may temporarily, provisionally certify an institution seeking approval of a change of ownership and control based on preliminary review by the Department of Education of a materially complete application received by the Department of Education within ten business days after the transaction. The Department of Education may continue such temporary, provisional certification on a month-to-month basis until it has rendered a final decision on the institution's application. If the Department of Education determines to approve the application after a change in ownership and control, it issues a provisional certification, which extends for a period expiring not later than the end of the third complete award year following the date of provisional certification. The Higher Education Act defines one of the events that would trigger a change in ownership resulting in a change of control as the transfer of the controlling interest of the stock of the institution or its parent corporation. For a publicly traded corporation, the securities of which are required to be registered under the Exchange Act, such as Strayer, the Department of Education regulations implementing the Higher Education Act define a change in ownership resulting in a change of control as occurring when a person acquires ownership and control of a corporation such that the corporation is required to file a Form 8-K with the Securities and Exchange Commission ("SEC") notifying that agency of the change of control. The regulations also provide that a change in ownership and control of a publicly traded corporation occurs if a person who is a controlling stockholder of the corporation ceases to be a controlling stockholder. A controlling stockholder is a stockholder who holds or controls through agreement both 25% or more of the total outstanding voting stock of the corporation and more shares of voting stock than any other stockholder.

     Under INS regulations, if a school that is approved to admit foreign students changes ownership, approval will be automatically withdrawn 60 days after the change of ownership unless the school files a new petition for school approval within 60 days after that change of ownership. If, after conducting a review, the INS district director finds that the school's approval should not be continued, the district director must institute proceedings to withdraw the school's approval. Strayer University currently has INS approval to admit foreign students for U.S. study, subject to applicable regulations.

     Pursuant to federal law providing benefits for veterans and reservists, the University is approved for education of veterans and members of the selective reserve and their dependents by the state approving agency in the District of Columbia, Maryland, North Carolina and Virginia. In certain circumstances, state approving agencies may require an institution to obtain approval for a change in ownership and control.

     In order to complete the change of ownership associated with Strayer's self-tender offer to repurchase common shares and its issuance of its Series A Preferred Stock to the selling stockholders New Mountain Partners, L.P. (a private equity fund managed by New Mountain Capital, LLC) and DB Capital Investors, L.P. (an affiliate of DB Capital Partners, Inc., the merchant banking arm of Deutsche Bank AG) in March 2001, Strayer University was required to make a number of submissions to educational regulatory bodies, including, among others: (1) filing a "substantive change" report with Middle States; (2) filing an application for approval to participate in federal student financial aid programs with the Department of Education; (3) filings with the D.C. Education Licensure Commission, the Maryland Higher Education Commission and the Virginia State Council of Higher Education; and (4) filings with the INS and approving agencies for veterans benefits in the District of Columbia, Maryland and Virginia. All of the applicable agencies approved the transaction, which closed in May 2001. As is customary for institutions undergoing a change of ownership resulting in a change of control, the Department of Education recertified the University on a provisional basis through June 30, 2004.

     If Strayer University underwent a change of control that required approval by any state authority, Middle States or any federal agency, and any required regulatory approval were significantly delayed, limited or denied, there could be a material adverse effect on Strayer University's ability to offer certain educational programs, award certain degrees or diplomas, operate one or more of its locations, admit certain students or participate in Title IV programs, which in turn would materially and adversely affect Strayer University's operations. A change that required approval by a state regulatory authority, Middle States or a federal agency could also delay Strayer University's ability to establish new campuses or educational programs and may have other adverse regulatory effects. Furthermore, the suspension from Title IV programs and the necessity of obtaining regulatory approvals in connection with a change of control may materially limit Strayer University's flexibility in future financing or acquisition transactions. This offering will not represent a change in control.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information with respect to our directors and executive officers.

NAME                              AGE                         POSITION
----                              ---                         --------
DIRECTORS:
Steven B. Klinsky ............... 46    Non-executive Chairman of the Board
Robert S. Silberman ............. 44    Chief Executive Officer, President and Director
Charles Ayres ................... 42    Director
Dr. Charlotte F. Beason ......... 54    Director
William E. Brock ................ 71    Director
David A. Coulter ................ 54    Director
Gary Gensler .................... 44    Director
Robert R. Grusky ................ 45    Director
Todd A. Milano .................. 49    Director
G. Thomas Waite, III ............ 50    Director
J. David Wargo .................. 48    Director

EXECUTIVE OFFICERS:
Scott W. Steffey ................ 41    Executive Vice President and Chief Operating Officer
Mark C. Brown ................... 43    Senior Vice President and Chief Financial Officer
Steven A. McArthur .............. 44    Senior Vice President and General Counsel
Kevin P. O'Reagan ............... 42    Vice President and Chief Technology Officer
Lysa Hlavinka ................... 35    Vice President, Marketing
Robert E. Farmer ................ 63    Vice President, Human Resources, Administration and Training
Sonya Udler ..................... 34    Vice President, Corporate Communications

DIRECTORS

     Mr. Steven B. Klinsky is the Founder and has been the Managing Member and Chief Executive Officer of New Mountain Capital, LLC since January 2000. From 1987 to June 1999, Mr. Klinsky was a general partner of Forstmann Little & Co., a private equity firm. Mr. Klinsky has been non-executive Chairman of the Board since March 2001. He also serves on the Board of Directors of Surgis, Inc.

     Mr. Robert S. Silberman has been President and Chief Executive Officer since March 2001. Mr. Silberman was Executive in Residence at New Mountain Capital, LLC from August 2000 to March 2001. From 1995 to 2000, Mr. Silberman served as President and Chief Operating Officer (and in certain other capacities) of CalEnergy Company, Inc. From 1993 to 1995, Mr. Silberman was Assistant to the Chairman and Chief Executive Officer of International Paper Company. From 1989 to 1993, Mr. Silberman served in several senior positions in the U.S. Department of Defense, including as Assistant Secretary of the Army. Mr. Silberman has been a Director of Strayer since March 2001 and is a member of the Board's Executive Committee. He also serves on the Board of Directors of Surgis, Inc.

     Mr. Charles Ayres has been a Managing Director of DB Capital Partners, Inc. (the private equity arm of Deutsche Bank AG) and Head of DB Capital Partners U.S. since 1999. From 1991 to 1999, Mr. Ayres served as a Managing Partner at McCown DeLeeuw & Co. Mr. Ayres currently serves on the Board of Directors of Jet Industries, Inc., New Roads, Inc., Prestige Brands International, Inc. and the Kinetics Group, Inc.

     Dr. Charlotte F. Beason has been Vice Chair of the Commission on Collegiate Nursing Education (an autonomous agency accrediting baccalaureate and graduate programs in nursing) and Program Director, Nursing Strategic Healthcare Group, at the U.S. Department of Veterans Affairs since 1996.

     Mr. William E. Brock is the Founder and has been Chairman of BRIDGES Learning Systems, Inc., an education services company, since 1996. From 1988 to 1995, Mr. Brock was the founder and Chairman of the Brock Group, a firm specializing in international trade, investment and human resources. From 1985 to 1987, Mr. Brock served as the Secretary of Labor. From 1981 to 1985, Mr. Brock served as the Special Trade Representative. Mr. Brock served as a Senator from the State of Tennessee from 1971 to 1981. Mr. Brock is also a Director of On Assignment, Inc., HealthExtras, Inc. and Federal Medical, Inc.

     Mr. David A. Coulter has been Vice Chairman, J.P. Morgan Chase & Co. from December 2000 to the present. Mr. Coulter was Vice Chairman of The Chase Manhattan Corporation from July 2000 to December 2000. Prior to joining Chase, Mr. Coulter led the west coast operations of the Beacon Group, a private investment and strategic advisory firm, and prior to that Mr. Coulter served as the Chairman and Chief Executive Officer of the BankAmerica Corporation. Mr. Coulter currently serves on the Board of Directors of PG&E Corporation and MasterCard International, and he is a Trustee of Carnegie Mellon University.

     Mr. Gary Gensler served as Under Secretary of the U.S. Department of the Treasury from 1999 to 2001, and before that as Assistant Secretary of the Treasury from 1997 to 1999. From 1988 to 1997, Mr. Gensler was a partner of The Goldman Sachs Group, L.P., an international investment banking firm where he served in various capacities including co-head of finance, responsible for controllers and treasury worldwide. Mr. Gensler is a co-author of "The Great Mutual Fund Trap." He serves as a Trustee of the Baltimore Museum of Art, the Bryn Mawr School and The Enterprise Foundation.

     Mr. Robert R. Grusky has been a Member of New Mountain Capital, LLC since January 2000. Since 2000, Mr. Grusky has also been the managing member of the limited liability company that is the general partner of Hope Capital Partners, L.P., an investment partnership that invests primarily in public equities. From 1998 to 2000, Mr. Grusky served as President of RSL Investments Corporation. From 1985 to 1997, with the exception of 1990-1991 when he was on a leave of absence to serve as a White House Fellow and Assistant for Special Projects to the Secretary of Defense, Mr. Grusky served in a variety of capacities, including Vice President at Goldman, Sachs & Co., first in its Merger & Acquisitions Department and then in its Principal Investment Area. He is also on the Board of Directors of Surgis, Inc. and a member of the Board of Trustees of Hackley School and the Multiple Myeloma Research Foundation.

     Mr. Todd A. Milano has been President and Chief Executive Officer of Central Pennsylvania College since 1989.

     Mr. G. Thomas Waite, III has been treasurer and Chief Financial Officer of the Humane Society of the United States since 1993. In 1992, Mr. Waite was the Director of Commercial Management of The National Housing Partnership.

     Mr. J. David Wargo has been a Member of New Mountain Capital, LLC since January 2000. Since 1993, Mr. Wargo has also been the President of Wargo and Company, Inc., an investment management company. From 1989 to 1992, Mr. Wargo was a Managing Director and Senior Analyst of The Putnam Companies, a Boston-based investment management company. From 1985 to 1989, Mr. Wargo was a partner and held other positions at Marble Arch Partners. Mr. Wargo is also a Director of On Command Corporation and OPENTV Corporation.

EXECUTIVE OFFICERS

     Scott W. Steffey joined Strayer in March 2001 after serving as an Executive in Residence at New Mountain Capital, LLC from March 2000 to March 2001. Prior to that, Mr. Steffey served for four years as Vice Chancellor of the State University of New York, the largest public post-secondary higher education system in the world. He is also the founder of the Charter Schools Institute, an organization that establishes competitive K-12 schools in New York State dedicated to providing improved educational opportunities for economically disadvantaged students. Previously, Mr. Steffey held senior management positions at NYNEX Corporation and American Express Company.

     Mark C. Brown joined Strayer in August 2001 as its Senior Vice President and Chief Financial Officer. Mr. Brown was most recently the Chief Financial Officer of the Kantar Group, the information and consultancy division of WPP Group, the multi-national communications services company. Prior to that, for nearly 12 years, Mr. Brown held a variety of management positions at PepsiCo Inc. including Director of Corporate Planning for Pepsi Bottling Group and Business Unit Chief Financial Officer for Pepsi-Cola International. Mr. Brown is a CPA who started his career with PricewaterhouseCoopers.

     Steven A. McArthur joined Strayer in May 2001 as its Senior Vice President and General Counsel. Mr. McArthur is responsible for oversight of all legal matters for Strayer and coordinating with other responsible officers on various regulatory, administrative, employee benefit, real estate, leasing and insurance matters. Mr. McArthur previously served as Senior Vice President and General Counsel to MidAmerican Energy Holdings Company, a Fortune 500 diversified holding company, and a number of its public company subsidiaries. Mr. McArthur has over 17 years' experience advising various public companies in the areas of regulatory compliance, mergers and acquisitions, financings and related legal matters.

     Kevin P. O'Reagan has been active in the technology field for the past 18 years and joined Strayer in May 2001 as its Vice President and Chief Technology Officer. Mr. O'Reagan started his career with Andersen Consulting and later joined Prudential Mortgage as the Director of Technology. He most recently was the Chief Technology Officer of the RIA Group of the Thompson Corporation. Mr. O'Reagan has also developed and taught courses at the post-graduate level as an adjunct faculty member at The Johns Hopkins University in its Information Technology Program.

     Lysa Hlavinka has been working in the for-profit education field for the past 11 years and joined Strayer in May 2001 as Vice President, Marketing. Ms. Hlavinka started her career as an account executive at an advertising agency and joined the University of Phoenix in 1990. As that company grew, Ms. Hlavinka held positions as Marketing Manager, Director of Administrative Services, and, most recently, National Director of Advertising. While at the University of Phoenix, she taught marketing and public relations courses as an adjunct faculty member.

     Robert E. Farmer is Vice President of Human Resources, Administration and Training of the University, a position to which he was appointed in 2001. Previously, Mr. Farmer was the University's Director of Operations (in 2000) and Director of Human Resources for the University, a position he held since 1995. Mr. Farmer was the Campus Coordinator of the University's Arlington campus from 1992 until 1995, and he was the Director of Admissions at that campus from 1990 to 1992. Mr. Farmer is a certified Professional in Human Resources (PHR).

     Sonya Udler joined Strayer as its Vice President, Corporate Communications in July 2002, bringing over 14 years of public relations and marketing communications experience to Strayer. For the two years prior to joining Strayer, she served as a public relations and media strategies consultant. She previously served as Senior Vice President at Young & Associates Inc., a public relations agency, where she developed communications strategies and media programs for Bell Atlantic, Siemens, Verizon and other leading technology companies.

                              SELLING STOCKHOLDERS

     The following table sets forth information with respect to the beneficial ownership by the selling stockholders of our common stock as of June 30, 2002 and as adjusted to reflect the sale of 2,000,000 shares of common stock offered by the selling stockholders. Except as otherwise indicated below, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.

                                                      SHARES OF COMMON         SHARES OF         SHARES OF COMMON
                                                     STOCK BENEFICIALLY          COMMON         STOCK BENEFICIALLY
                                                     OWNED PRIOR TO THE       STOCK BEING        OWNED AFTER THE
                                                         OFFERING(1)            OFFERED            OFFERING(2)
                                                   -----------------------   -------------   ------------------------
NAME OF BENEFICIAL OWNER                              NUMBER      PERCENT        NUMBER         NUMBER       PERCENT
------------------------                           -----------   ---------   -------------   -----------   ----------
New Mountain Partners, L.P. (3)(4)(5) ..........   5,328,836        37.3%      1,700,000     3,628,836         25.4%
DB Capital Partners, Inc. (5)(6)(7)(8) .........   1,621,385        11.3%        300,000     1,321,385          9.2%

----------
(1) Based on 8,352,412 shares of common stock outstanding as of June 30, 2002 and includes 5,950,221 shares of common stock issuable upon conversion of the Series A Preferred Stock as of June 30, 2002.

(2) Based on 10,352,412 shares of common stock outstanding as of June 30, 2002 and includes 3,950,221 shares of common stock issuable upon conversion of the Series A Preferred Stock as of June 30, 2002, after giving effect to this offering.

(3) Based on a Schedule 13D filed with the SEC dated May 15, 2001. Includes 767,000 shares owned by Ron K. and Beverly Bailey and their affiliated foundations, which New Mountain has the option to purchase under a currently exercisable option at $30.00 per share. Includes 4,561,836 shares issuable upon conversion of the Series A Preferred Stock owned by New Mountain.

(4) New Mountain's address is 712 Fifth Avenue, 23rd Floor, New York, NY 10019. New Mountain Investments, L.P. ("NMI") is New Mountain's general partner and New Mountain GP, LLC ("NM") is NMI's general partner. Steven
      B. Klinsky, the Chairman of the Board of Directors of Strayer, is the sole member of NM. Robert R. Grusky and J. David Wargo, directors of Strayer, are limited partners of NMI. Mr. Klinsky, Mr. Grusky and Mr. Wargo disclaim beneficial ownership of the shares owned by New Mountain, except to the extent of their pecuniary interests therein.

(5) See "Description of Capital Stock -- Other Terms of Series A Preferred Stock -- Corporate Governance" for a description of the selling stockholders' rights, as holders of the Series A Preferred Stock, to elect members of our Board of Directors. Due to the voting agreement contained in the shareholders' agreement between New Mountain and DB Capital, New Mountain and DB Capital may be deemed to beneficially own each other's shares.

(6) Based on a Schedule 13D filed with the SEC dated May 15, 2001. Includes 233,000 shares owned by Ron K. and Beverly Bailey and their affiliated foundations, which DB Capital Investors, L.P. has the option to purchase under a currently exercisable option at $30.00 per share. Includes 1,388,385 shares issuable upon conversion of the Series A Preferred Stock owned by DB Capital Investors, L.P.

(7) DB Capital's address is 31 West 52nd Street, 26th Floor, New York, NY 10019. Charles Ayres, a director of Strayer, disclaims beneficial ownership of the shares owned by DB Capital, except to the extent of his pecuniary interest therein.

(8) Assumes no exercise of the underwriters' over-allotment option. DB Capital has granted the underwriters an option to purchase 300,000 shares of common stock issuable upon conversion of its Series A Preferred Stock to cover the underwriters' over-allotment option. Assuming such option is exercised in full, DB Capital would beneficially own 1,021,385 shares, or approximately 7.1% of our common stock, after completion of this offering.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of (1) 20,000,000 shares of common stock, par value $0.01 per share, of which 8,352,412 shares were issued and outstanding as of June 30, 2002, and (2) 8,000,000 shares of preferred stock, par value $0.01 per share. Of these preferred shares, 6,000,000 have been designated as Series A Preferred Stock, of which 5,950,221 shares were issued and outstanding or accrued as of June 30, 2002.

COMMON STOCK

     Each holder of common stock is entitled to one vote per share on all matters to be voted upon by the stockholders. Stockholders do not have cumulative voting rights in the election of directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for that purpose. Strayer presently intends to pay regular cash dividends on its common stock. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of Strayer, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights.

PREFERRED STOCK

     In May 2001, Strayer underwent a $150 million recapitalization and change of control transaction in which it issued 5,769,231 shares of its Series A Preferred Stock to the selling stockholders. Strayer used the $150 million, together with approximately $36.4 million of its cash and marketable securities, to repurchase 7,175,000 shares of outstanding common stock from its then chief executive officer and majority stockholder at $25.00 per share. The Series A Preferred Stock has an effective dividend yield of 5.43% and is convertible into common stock at a price of $26.00 per share, subject to adjustment under certain circumstances. In addition, the Series A Preferred Stock has the following material terms:

     AUTHORIZED

     A total of 6,000,000 shares of Series A Preferred Stock, par value $.01 per share, have been authorized. Strayer issued 5,769,231 shares of Series A Preferred Stock in the May 2001 recapitalization and through June 30, 2002 has accrued an additional 180,990 shares of Series A Preferred Stock as dividends in kind.

     RANKING

     The shares of Series A Preferred Stock rank, as to dividends, redemption payments and rights upon liquidation, dissolution or winding up, senior to the shares of common stock and on a parity with each other.

     DIVIDENDS

     The holders of shares of Series A Preferred Stock are entitled to receive dividends prior to any amounts being paid on the shares of common stock when, as and if declared by the Board of Directors out of funds legally available therefor. Dividends on the Series A Preferred Stock are payable as follows:

     o From the original issuance date of the Series A Preferred Stock until May 15, 2006, dividends accrue at an annual rate of 7.0% of the sum of the liquidation amount, which is $26.00 per share (subject to adjustment), plus any accumulated and unpaid dividends, with 3.5% payable in cash when the dividend is declared and the remaining 3.5% accumulating and compounding quarterly until the Series A Preferred Stock either converts, is redeemed or a liquidation event occurs.

     o Beginning on May 16, 2006, dividends will accrue at an annual rate of 3.0% of the sum of the liquidation amount plus any accumulated and unpaid dividends, all of which will be payable in cash on a quarterly basis when the dividend is declared.

     In addition, when and if the Board of Directors declares regular quarterly dividends on the common stock up to $0.065 per share, holders of Series A Preferred Stock are not entitled to participate in the common stock dividend. However, the Series A Preferred Stock will participate on an as-converted basis in any dividends on the common stock in excess of the regular quarterly dividends of $0.065 per share.

     CONVERSION AT THE OPTION OF THE HOLDER

     The shares of Series A Preferred Stock are initially convertible, in whole or in part, at the option of the holder, into shares of common stock at a conversion rate of one share of common stock for each share of Series A Preferred Stock, subject to adjustment for certain events, including stock splits, stock dividends and dilutive issuances of capital stock.

     LIQUIDATION RIGHTS

     Upon any liquidation, dissolution or winding up of Strayer, the holders of Series A Preferred Stock are entitled to a liquidation preference, prior to any amounts being paid on the common stock, in an amount equal to the greater of
(1) the sum of $26.00 per share of Series A Preferred Stock plus accumulated and unpaid dividends to the payment date (in each case, as adjusted for stock dividends, stock combinations, or similar events) and (2) the product of (a) the price of the common stock calculated as the average of the daily closing prices for the common stock for five consecutive trading days selected by the Board of Directors out of the 20 trading days preceding the date of the liquidation, dissolution or winding up and (b) the number of shares of common stock which the holders of Series A Preferred Stock would have been entitled to receive if they had converted their shares.

     CHANGE OF CONTROL

     Upon any change of control of Strayer, the holders of Series A Preferred Stock are entitled, in each holder's sole discretion, to elect to receive the liquidation amount per share plus accumulated and unpaid dividends to the payment date. If no election is made, the holders will retain their shares of Series A Preferred Stock.

     Our charter prohibits us from entering into most change of control transactions unless the transaction provides that the holders of Series A Preferred Stock have the right to convert such shares into the same kind and amount of securities, cash and other property that such holder would have received if the Series A Preferred Stock had been converted into common stock immediately prior to the proposed transaction. If the consideration to be received by the holders of common stock in a proposed transaction is less than the adjusted conversion price for the Series A Preferred Stock in effect at the time of the transaction, then the holders of Series A Preferred Stock would be entitled, immediately prior to the proposed transaction, to convert such Series A Preferred Stock into common stock at a per share conversion price equal to 99% of the consideration to be received in the proposed transaction by the holders of common stock.

     VOTING RIGHTS

     Each holder of Series A Preferred Stock is entitled to the number of votes per share equal to the number of whole shares of common stock into which all of the holder's shares of Series A Preferred Stock are convertible with respect to all matters submitted for stockholder approval. Except as provided by law or by the express terms of the Series A Preferred Stock, holders of Series A Preferred Stock vote together with holders of the common stock as a single class. For so long as there are any shares of Series A Preferred Stock outstanding, the approval of the holders of at least a majority of the Series A Preferred Stock will be required to take certain actions including:

     o Any reclassification of the Series A Preferred Stock or any amendment, alteration or repeal of any provision of our charter or bylaws that adversely affects the dividend or liquidation preferences, voting powers or other rights of the holders of the Series A Preferred Stock;

     o The authorization, creation or issuance of additional equity securities ranking senior to or on par with the Series A Preferred Stock with respect to liquidation or distributions, or any security convertible into, or which provides a right to acquire, a senior or pari passu security;

     o Any issuance of shares of common stock at a per share price equal to or less than $26.00, subject to certain adjustments, or securities convertible into or exchangeable for common stock at a per share conversion or exchange price equal to or less than $26.00; and

     o The declaration, payment or making of any dividend or distribution on the common stock other than our regular quarterly dividend of $0.065 per share of common stock subject to nominal increases consistent with past practices.

     REDEMPTION AT STRAYER'S OPTION

     The Series A Preferred Stock may not be redeemed at our option until May 15, 2004. From and after the third year until the fifth year that the Series A Preferred Stock is outstanding, so long as the common stock is listed on the New York Stock Exchange or the Nasdaq National Market, Strayer may redeem shares of the Series A Preferred Stock, in whole or in part, within 45 days of any period in which the closing price of the common stock for at least 20 consecutive trading days equals or exceeds 200% of the conversion price, which is initially $26.00 per share; provided that the 20-day period may not begin before May 15, 2004. After May 15, 2006, Strayer may redeem the Series A Preferred Stock, in whole or in part, at the discretion of the majority of the members of the Board of Directors who are not elected by the holders of the Series A Preferred Stock. In either case, the redemption price of each share of Series A Preferred Stock is equal to the liquidation amount, plus accumulated and unpaid dividends to the redemption date. The decision to redeem the Series A Preferred Stock is to be made in the discretion of the directors not elected by the holders of the Series A Preferred Stock.

     REDEMPTION AT THE OPTION OF THE HOLDER

     The holders of the Series A Preferred Stock have the right to require Strayer to redeem their shares only:

     o After the tenth anniversary of the original issuance of the shares (May 15, 2011);

     o  Upon a change of control of Strayer; or

     o  In the event Strayer sells all or substantially all of its assets.

Upon the occurrence of any of these events, a holder of Series A Preferred Stock may require us to redeem all or a part of that holder's shares of Series A Preferred Stock, at a purchase price in cash equal to the liquidation amount, as adjusted, of each share to be redeemed plus accumulated and unpaid dividends to the redemption date.

REGISTRATION RIGHTS

     DEMAND REGISTRATION

     Strayer has agreed, pursuant to a Registration Rights Agreement dated as of May 15, 2001 with the selling stockholders, that if it is not eligible to use the short-form registration statement, Form S-3 (as it currently is), it will register the resale of the securities held by the selling stockholders upon their request, as follows:

     o  Strayer will not register the resale of securities more than two times;

     o Strayer will not register the resale of securities more than once during any six-month period; and

     o The aggregate offering price of the resale of securities must be at least $10 million.

     However, if it is eligible to use the short-form registration statement, Form S-3, the selling stockholders will also have the right to request registration on that form two times during any one year for a "shelf" registration permitted by Rule 415 under the Securities Act. A majority of the holders of the securities originally issued to the selling stockholders is required to request the "shelf" registration.

     If Strayer's Board of Directors determines that filing a requested registration statement would result in a disclosure of information that would materially and adversely affect any proposed or pending material transaction, Strayer may delay the registration. No postponement may exceed 90 days and all postponements shall not exceed 120 days in the aggregate in any 12-month period.

     Strayer may register securities for its own account or for the account of other stockholders in a registration requested by the selling stockholders, so long as the inclusion of additional securities does not reduce the amount of securities that may be sold by the selling stockholders.

     Securities registrable under the Registration Rights Agreement include the Series A Preferred Stock, the common stock and other securities, if any, issuable upon conversion of the Series A Preferred Stock, the common stock, if any, purchased by the selling stockholders in accordance with the option granted to them by our former chief executive officer and majority stockholder, and any securities issued to the selling stockholders in accordance with their preemptive rights.

     PIGGY-BACK REGISTRATION

     Strayer has granted the selling stockholders unlimited piggy-back registration rights. Piggy-back registration means the rights of the holders of the registration rights to include their shares in a registration filed by Strayer for its own account or in a registration Strayer has filed upon the request of other stockholders.

     EXPENSES

     Strayer will bear all the expenses of the registration, other than any fees and disbursements of the underwriters that are customarily borne by selling stockholders and all underwriting discounts, commissions and transfer taxes relating to the securities sold by the selling stockholders.

     INDEMNIFICATION

     Strayer has agreed to indemnify the selling stockholders against any losses, including fees and other expenses, which may arise out of an untrue statement or an omission of a material fact in any registration statement, other than untrue statements or omissions of material facts made in or omitted from the registration statement made in reliance on written information furnished by the selling stockholders to Strayer for use in the registration statement. Each selling stockholder, severally and not jointly, has agreed to indemnify Strayer against any losses that may arise out of any untrue statement or omissions of material facts made in or omitted from the registration statement in reliance on written information furnished by the selling stockholders to Strayer for use in the registration statement. The amounts owed by the selling stockholders under this indemnification obligation shall not exceed the proceeds the selling stockholders received from the sale of securities under the registration statement.

     TRANSFERABILITY OF REGISTRATION RIGHTS

     The selling stockholders may freely transfer the registration rights to any of their affiliates. The selling stockholders may also transfer the registration rights to any other person to whom the selling stockholders or their affiliates transfer shares of Series A Preferred Stock or the common stock into which the Series A Preferred Stock converts having an aggregate purchase price or liquidation amount of at least $10 million.

OTHER TERMS OF SERIES A PREFERRED STOCK

     CORPORATE GOVERNANCE

     Pursuant to the terms of the Series A Preferred Stock, the holders of the Series A Preferred Stock are initially entitled to elect one-half of the members of Strayer's Board of Directors. The percentage of Strayer's Board of Directors that the holders of the Series A Preferred Stock may elect decreases as the number of shares of Series A Preferred Stock outstanding decreases in the following manner:

% OF SERIES A PREFERRED STOCK              % OR NUMBER OF
ORIGINALLY ISSUED STILL OUTSTANDING           DIRECTORS
-----------------------------------     -------------------
90% and above .....................              50%
50% to 89.9% ......................              40%
25% to 49.9% ......................              25%
10% to 24.9% ......................     At least one member
0% to 9.9% ........................             none

     So long as at least 10% of the Series A Preferred Stock originally issued remains outstanding, each committee of the Board of Directors, the board of directors of any subsidiary of Strayer and each committee of any such subsidiary's board of directors shall include a proportionate number of directors nominated by the holders of the Series A Preferred Stock.

     Pursuant to the terms of the Series A Preferred Stock, Strayer's Board of Directors consists of six members elected by the preferred stockholders, including Steven B. Klinsky, Charles Ayres, David A. Coulter, Gary Gensler, Robert R. Grusky and J. David Wargo. Following the completion of this offering, approximately 65% of the Series A Preferred Stock originally issued will remain outstanding (assuming no exercise of the underwriters' over-allotment option). Accordingly, the percentage of members of the Board of Directors that the holders of the Series A Preferred Stock are entitled to elect will be reduced to 40%. As a result, in connection with this offering, Strayer has been informed that the selling stockholders expect to agree that following the completion of this offering, Charles Ayres, a designee of DB Capital, will resign from the Board of Directors, and that New Mountain will then have the right to elect all of the members of Strayer's Board of Directors that the holders of the Series A Preferred Stock are entitled to elect.

     In addition, in the event that Strayer fails to pay the redemption price for the Series A Preferred Stock in connection with a proper redemption request in an amount at least equal to $30 million, the holders of the Series A Preferred Stock will be able to elect a majority of Strayer's Board of Directors until the redemption price is paid.

     Any significant changes in Strayer's ownership and control could require Department of Education or other regulatory agency approval.

     In addition to any other Board of Directors or stockholder action that may be required, the approval of a majority of the directors elected by the holders of the Series A Preferred Stock will be required in order for Strayer to take certain actions, including:

     o Any authorization or issuance, reclassification, repurchase, redemption or other acquisition of any of our equity securities or any rights, warrants, options or other securities exercisable for or convertible into any equity securities;

     o Any issuance or incurrence of indebtedness that would result in Strayer having in excess of an aggregate of $25 million of indebtedness outstanding;

     o  Any liquidation, dissolution, winding up or reorganization of Strayer;

     o Any transaction or series of related transactions involving a change of control or the sale of all or substantially all of Strayer's equity or assets, or any acquisition, disposition or other business combination involving consideration in excess of $20 million;

     o  Any amendment to Strayer's charter or bylaws; and

     o The removal or replacement of, or the establishment of the level or form of compensation payable to, Strayer's chief executive officer, chief operating officer or chief financial officer.

     PREEMPTIVE RIGHTS

     So long as the selling stockholders own Series A Preferred Stock and/or shares of common stock representing (on an as-converted basis) at least 50% of the shares of the Series A Preferred Stock originally issued to the selling stockholders, the selling stockholders have the right to purchase their pro rata portion of new equity securities that Strayer issues, other than certain exempt issuances.

OPTIONS

     As of June 30, 2002, there were 980,000 shares of our common stock issuable upon exercise of outstanding stock options, of which 265,000 are exercisable and 715,000 are currently not exercisable, and 569,405 shares of our common stock reserved for future issuance under our existing stock option plan. The outstanding options have a weighted average life of six years and a weighted average exercise price of $37.22 per share.

AUTHORIZED BUT UNISSUED CAPITAL STOCK

     The requirements of Nasdaq, which will apply so long as our common stock remains traded on Nasdaq, require stockholder approval of certain issuances of stock equal to or exceeding 20% of then-outstanding voting power or then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

     One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

CERTAIN CHARTER AND BYLAW PROVISIONS

     Stockholders' rights and related matters are governed by Maryland law and Strayer's charter and its bylaws. Certain provisions of Strayer's charter and bylaws, which are summarized below, may make it more difficult to change the composition of Strayer's Board of Directors and may discourage or make more difficult any attempt by a person or group to obtain control of Strayer.

VOTING REQUIREMENTS

     Strayer's charter may not be amended without the affirmative vote of a majority of the votes entitled to be cast generally in the election of directors, voting as a single voting group. Strayer's bylaws may be amended either by the affirmative vote of a majority of all votes entitled to be cast generally in the election of directors, voting as a single group, or by an affirmative vote of a majority of Strayer's directors then holding office, unless the stockholders prescribe that any such bylaw may not be amended or repealed by the Board of Directors.

SPECIAL MEETINGS

     Under Strayer's bylaws, special meetings of the stockholders may be called by stockholders only if such stockholders hold outstanding shares representing at least 25% of all votes entitled to be cast on any issue proposed to be considered at any such special meeting.

LIMITATION OF LIABILITY

     Under Maryland law, a corporation formed in Maryland is permitted to limit, by provision in its charter, the liability of directors and officers so that no director or officer shall be liable to the corporation or to any stockholder for money damages except to the extent that:

     o it is proved that the director or officer actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received; or

     o a judgment or other final adjudication adverse to the director or officer is entered in a proceeding based on a finding in the proceeding that the director's or officer's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

Strayer's charter has incorporated the provisions of this law limiting the liability of directors and officers.

     Strayer's bylaws require it to indemnify:

     o any present or former director or officer who has been successful, on the merits or otherwise, in the defense of a proceeding to which he was made a party by reason of his service in that capacity, against reasonable expenses incurred by him in connection with the proceeding; and

     o any present or former director or officer against any claim or liability unless it is established that:

        o his act or omission was committed in bad faith or was the result of active or deliberate dishonesty;

        o he actually received an improper personal benefit in money, property or services; or

        o in the case of a criminal proceeding, he had reasonable cause to believe that his act or omission was unlawful.

     In addition, Strayer's bylaws require it to pay or reimburse, in advance of final disposition of a proceeding, reasonable expenses incurred by a present or former director or officer made a party to a proceeding by reason of his service as a director or officer provided that Strayer shall have received:

     o a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by Strayer as authorized by the bylaws; and

     o a written understanding by or on his behalf to repay the amount paid or reimbursed by Strayer if it shall ultimately be determined that the standard of conduct was not met.

     Strayer's bylaws also:

     o provide that any indemnification or payment or reimbursement of the expenses permitted by the bylaws shall be furnished in accordance with the procedures provided for indemnification and payment of expenses under Section 2-418 of the Maryland General Corporation Law for directors of Maryland corporations; and

     o permit Strayer to provide directors, officers and stockholders such other and further indemnification or payment or reimbursement of expenses as may be permitted under Section 2-418 of the Maryland General Corporation Law for directors of Maryland corporations.

CORPORATE ANTI-TAKEOVER PROVISIONS

     Strayer has elected to include provisions in its charter exempting it from the application of the Maryland business combination statute and control share acquisition statute.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

LISTING

     Strayer's common stock is traded on the Nasdaq National Market under the symbol "STRA."

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated        , 2002, the selling stockholders have agreed to sell to
the underwriters named below, for whom Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc., Banc of America Securities LLC and Legg Mason Wood Walker, Incorporated are acting as representatives, the following respective numbers of shares of common stock:

                                                     NUMBER
          UNDERWRITER                               OF SHARES
          -----------                              ----------
Credit Suisse First Boston Corporation .........
J.P. Morgan Securities Inc. ....................
Banc of America Securities LLC .................
Legg Mason Wood Walker, Incorporated ...........    ---------
 Total .........................................    2,000,000
                                                    =========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or the offering may be terminated.

     DB Capital has granted to the underwriters a 30-day option to purchase on a pro rata basis up to 300,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $ per share. The underwriters and selling group members may allow a discount of $ per share on sales to other broker/dealers. After the public offering the representatives may change the public offering price and concession and discount to broker/dealers.

     The following table summarizes the compensation the selling stockholders will pay and the estimated expenses we will pay:

                                                       PER SHARE                          TOTAL
                                           --------------------------------- --------------------------------
                                                WITHOUT           WITH            WITHOUT           WITH
                                            OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                           ---------------- ---------------- ---------------- ---------------
Underwriting discounts and commissions
 paid by the selling stockholders ........    $              $                    $                $
Expenses payable by us ...................    $              $                    $                $

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation, for a period of 90 days after the date of this prospectus, except that such restrictions shall not apply to (1) our ability to grant employee or director stock options pursuant to the terms of a plan in effect on the date of this prospectus, (2) the issuance of common stock pursuant to the exercise of such options or upon conversion of our outstanding preferred stock or (3) the issuance of common stock pursuant to our existing employee stock purchase or dividend reinvestment plans.

     Subject to certain exceptions, our executive officers and directors and the selling stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation, for a period of 90 days after the date of this prospectus.

     We and the selling stockholders have agreed to indemnify the underwriters against some liabilities under the Securities Act, or to contribute to payments which the underwriters may be required to make in that respect.

     J.P. Morgan Securities Inc., one of the underwriters, may be deemed to be our affiliate. The offering therefore is being conducted in accordance with the applicable provisions of Rule 2720 of the National Association of Securities Dealers, Inc. Conduct Rules. David A. Coulter, a director of Strayer, is a Vice Chairman of J.P. Morgan Chase & Co. J.P. Morgan Chase & Co. is the parent of one of the underwriters, J.P. Morgan Securities Inc.

     Bank of America, N.A., an affiliate of Banc of America Securities LLC, is the lender under one of our undrawn credit facilities. Banc of America Securities LLC and the other underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of business.

     Our common stock is traded on the Nasdaq National Market under the symbol "STRA."

     In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market-making in accordance with Regulation M under the Exchange Act.

     o Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     o Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     o Syndicate-covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option -- a naked short position -- the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     o Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate-covering transaction to cover syndicate short positions.

     o In passive market-making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

     These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

                         NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us and the selling stockholders and the dealer from whom the purchase confirmation is received that:

     o the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

     o where required by law, that the purchaser is purchasing as principal and not as agent; and

     o  the purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION -- ONTARIO PURCHASERS ONLY

     Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

ENFORCEMENT OF LEGAL RIGHTS

     All of our directors and officers, as well as the experts named herein and the selling stockholders, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal advisors with respect to the tax consequence of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of common stock to be sold in the offering will be passed upon for us by our special Maryland counsel, Venable, Baetjer and Howard, LLP, Baltimore, Maryland. Certain legal matters in connection with the offering will be passed upon for us by Willkie Farr & Gallagher, New York, New York. The underwriters are represented by Mayer, Brown, Rowe & Maw, Chicago, Illinois.

                                    EXPERTS

     The consolidated financial statements of Strayer Education, Inc. as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 included in and incorporated by reference in this registration statement on Form S-3 have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the SEC which you can read at the SEC's website at http://www.sec.gov or on our website at www.strayereducation.com. You can also read these documents at the SEC's public reference room, Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference room.

     We have filed a registration statement with the SEC on Form S-3 under the Securities Act. This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC's website and public reference facilities. Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this document or in a more recent incorporated document.

     This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC. The documents contain important information about us and our financial condition.

     o Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001 filed on March 28, 2002.

     o Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 filed on May 8, 2002.

     o Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 filed on August 5, 2002.

     o Our Current Reports on Form 8-K, dated February 15, 2002, March 12, 2002, March 18, 2002, May 3, 2002, May 23, 2002, August 5, 2002 and
        August 22, 2002.

     o The description of our common stock contained in our Registration Statement on Form 8-A filed on July 18, 1996.

     We incorporate by reference any future filings we make with the SEC under
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the date all of the securities offered hereby are sold (other than Current Reports on Form 8-K containing only Regulation FD disclosure furnished under Item 9 of Form 8-K and exhibits relating to such disclosures, unless otherwise specifically stated in such Current Report on Form 8-K).

     You can obtain any of the documents incorporated by reference in this prospectus from us, or from the SEC through the SEC's website as described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them from us in writing or by telephone as described above.

                            STRAYER EDUCATION, INC.
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                          DECEMBER 31,      JUNE 30,
                                                                              2001            2002
                                                                         --------------   ------------
                                                                                           (UNAUDITED)
                                     ASSETS
Current Assets:
 Cash and cash equivalents ...........................................     $  57,659       $  47,155
 Short-term investments -- restricted ................................         1,046           1,050
 Marketable securities available for sale, at fair value
   (short-term bond fund) ............................................            --           5,972
 Tuition receivable, net of allowances for doubtful accounts .........        19,012          17,508
 Other current assets ................................................           879           1,866
                                                                           ---------       ---------
   Total current assets ..............................................        78,596          73,551
Student loans receivable, net of allowances for losses ...............         8,392           8,586
Property and equipment, net ..........................................        23,100          36,019
Other assets .........................................................           400             371
                                                                           ---------       ---------
   Total assets ......................................................     $ 110,488       $ 118,527
                                                                           =========       =========
                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
 Accounts payable ....................................................     $   1,882       $   1,640
 Accrued expenses ....................................................           562             860
 Income taxes payable ................................................         1,247              18
 Dividends payable ...................................................         1,855           1,855
 Unearned tuition ....................................................        23,204          21,204
                                                                           ---------       ---------
   Total current liabilities .........................................        28,750          25,577
                                                                           ---------       ---------
Deferred lease incentives ............................................           763             929
                                                                           ---------       ---------
   Total liabilities .................................................        29,513          26,506
                                                                           ---------       ---------
Mandatorily redeemable convertible Series A preferred stock, par value $.01; 6,000,000 shares authorized; 5,845,676 and
 5,950,221 shares issued and outstanding at December 31, 2001
 and June 30, 2002, respectively .....................................       148,347         149,762
Stockholders' equity (deficit):
 Common Stock -- Par value $.01; 20,000,000 shares
   authorized; 8,352,412 shares issued and outstanding at
   December 31, 2001 and June 30, 2002 ...............................            83              83
 Additional paid-in capital ..........................................         1,759           1,759
 Retained earnings (accumulated deficit) .............................       (69,214)        (59,555)
 Accumulated other comprehensive income (loss) .......................            --             (28)
                                                                           ---------       ---------
   Total stockholders' equity (deficit) ..............................       (67,372)        (57,741)
                                                                           ---------       ---------
   Total liabilities and stockholders' equity (deficit) ..............     $ 110,488       $ 118,527
                                                                           =========       =========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            STRAYER EDUCATION, INC.
             UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            FOR THE SIX MONTHS
                                                              ENDED JUNE 30,
                                                        ---------------------------
                                                            2001           2002
                                                        ------------   ------------
Revenues ............................................     $ 47,470       $ 59,521
                                                          --------       --------
Costs and Expenses:
 Instruction and educational support ................       16,062         19,998
 Selling and promotion ..............................        4,837          7,493
 General and administration .........................        5,850          8,503
                                                          --------       --------
                                                            26,749         35,994
                                                          --------       --------
Income from operations ..............................       20,721         23,527
Investment and other income .........................        2,859            758
                                                          --------       --------
Income before income taxes ..........................       23,580         24,285
Provision for income taxes ..........................        9,195          9,472
                                                          --------       --------
Net income ..........................................       14,385         14,813
Preferred stock dividends and accretion .............          955          4,041
                                                          --------       --------
Net income available to common stockholders .........     $ 13,430       $ 10,772
                                                          ========       ========
Basic net income per share ..........................     $   0.98       $   1.29
                                                          ========       ========
Diluted net income per share ........................     $   0.95       $   1.03
                                                          ========       ========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            STRAYER EDUCATION, INC.
      UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                            (AMOUNTS IN THOUSANDS)

                                                             FOR THE SIX MONTHS
                                                               ENDED JUNE 30,
                                                           -----------------------
                                                              2001         2002
                                                           ----------   ----------
Net income .............................................    $14,385      $14,813
Other comprehensive income:
 Unrealized loss on investments ........................         --          (28)
 Reclassification adjustment for realized gains included
   in net income .......................................       (403)          --
                                                            -------      -------
Comprehensive income ...................................    $13,982      $14,785
                                                            =======      =======



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            STRAYER EDUCATION, INC.
           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (AMOUNTS IN THOUSANDS)


                                                                     FOR THE SIX MONTHS ENDED JUNE
                                                                                  30,
                                                                     -----------------------------
                                                                          2001            2002
                                                                     -------------   -------------
Cash flow from operating activities:
 Net income ......................................................    $   14,385       $ 14,813
 Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation and amortization .................................         1,242          1,712
   Gain on sale of marketable securities .........................          (887)            --
   Amortization of deferred lease incentives .....................            --            (84)
 Changes in assets and liabilities:
   Short-term investments - restricted ...........................           (24)              (4)
   Tuition receivable, net .......................................         2,020          1,504
   Other current assets ..........................................           186           (987)
   Other assets ..................................................           (92)            29
   Accounts payable ..............................................          (273)          (242)
   Accrued expenses ..............................................          (510)           298
   Income taxes payable ..........................................         1,321         (1,229)
   Unearned tuition ..............................................        (1,721)        (2,000)
 Student loans originated ........................................        (3,165)        (3,946)
 Collections on student loans receivable .........................         2,711          3,752
                                                                      ----------       ----------
    Net cash provided by operating activities ....................        15,193         13,616
                                                                      ----------       ----------
Cash flows from investing activities:
 Purchases of property and equipment .............................        (4,298)       (14,631)
 Investment in short-term bond fund ..............................            --         (6,000)
 Maturities of and proceeds from marketable securities ...........        45,739             --
                                                                      ----------       ----------
    Net cash provided by (used in) investing activities ..........        41,441        (20,631)
                                                                      ----------       ----------
Cash flows from financing activities:
 Deferred lease incentives .......................................            --            250
 Exercise of stock options .......................................         1,390             --
 Repurchase of common stock ......................................      (179,375)            --
 Common dividends paid ...........................................        (1,996)        (1,086)
 Preferred dividends paid ........................................            --         (2,624)
 Issuance of convertible Series A preferred stock ................       150,000             --
 Payments of costs of tender offer and issuance of
   preferred stock ...............................................        (5,707)           (29)
                                                                      ----------       ----------
    Net cash used in financing activities ........................       (35,688)        (3,489)
                                                                      ----------       ----------
    Net increase (decrease) in cash and cash equivalents .........        20,946        (10,504)
Cash and cash equivalents - beginning of period ..................        25,190         57,659
                                                                      ----------       ----------
Cash and cash equivalents - end of period ........................    $   46,136       $ 47,155
                                                                      ==========       ==========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            STRAYER EDUCATION, INC.
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
         INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2001
                             AND 2002 IS UNAUDITED

1. BASIS OF PRESENTATION

     The financial statements are presented on a consolidated basis. The accompanying financial statements include the accounts of Strayer Education, Inc. (the Company), Strayer University, Inc. (the University) and Education Loan Processing, Inc. (ELP), collectively referred to herein as the "Company" or "Companies."

     The results of operations for the six months ended June 30, 2002 are not necessarily indicative of the results to be expected for the full fiscal year. All information as of June 30, 2002, and for the six months ended June 30, 2001 and 2002 is unaudited but, in the opinion of management, contains all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the condensed consolidated financial position, results of operations and cash flows of the Companies.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

     Certain prior period amounts have been reclassified between accounts payable and accrued expenses on the consolidated balance sheet to conform with June 30, 2002 presentation.

2. NATURE OF OPERATIONS

     The Company, a Maryland corporation, conducts its operations through its subsidiaries. The University is an accredited institution of higher education that provides undergraduate and graduate degrees in various fields of study through its twenty campuses in Maryland, Washington, D.C., Virginia and (beginning July 1, 2002) North Carolina. ELP provides student loans for the University's students. For purposes of the consolidated balance sheets, all of ELP's assets and liabilities have been classified as current assets and liabilities with the exception of student loans receivable, which have been classified as non-current consistent with industry practice.

3. INCOME PER SHARE

     Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of shares of common stock outstanding. Diluted earnings per share is computed by dividing net income by the weighted average common and potentially dilutive common equivalent shares outstanding, determined as follows:

                                                                     FOR THE SIX MONTHS
                                                                       ENDED JUNE 30,
                                                                    -------------------
                                                                      (IN THOUSANDS)
                                                                      2001       2002
                                                                    --------   --------
   Weighted average shares outstanding used to compute basic
     earnings per share .........................................    13,636      8,352
   Incremental shares issuable upon the assumed conversion of
     preferred stock ............................................     1,472      5,924
   Incremental shares issuable upon the assumed exercise of stock
     options ....................................................       110        172
                                                                     ------      -----
   Shares used to compute diluted earnings per share ............    15,218     14,448
                                                                     ======     ======

     For additional information regarding total potential share issuance, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Set forth below is a reconciliation of net income used to compute earnings per share:

                                                                     FOR THE SIX MONTHS ENDED
                                                                            JUNE 30,
                                                                     -----------------------
                                                                         (IN THOUSANDS)
                                                                        2001         2002
                                                                     ----------   ----------
   Net income available to common stockholders used to
     compute basic earnings per share ............................    $13,430      $10,772
   Plus: Impact of assumed preferred stock conversion:
     Preferred stock dividends and accretion .....................        955        4,041
                                                                      -------      -------
   Net income used to compute diluted earnings per share .........    $14,385      $14,813
                                                                      =======      =======

4. CREDIT FACILITY

     The Company maintains a credit facility from a bank in the amount of $10.0 million. Interest on any borrowings under the facility will accrue at an annual rate not to exceed 0.75% above the London Interbank Offered Rate. There is no outstanding balance on this credit facility as of June 30, 2002.

5. STOCKHOLDERS' EQUITY

Common Stock

     A total of 20,000,000 shares of common stock, par value $0.01, have been authorized. As of December 31, 2001 and June 30, 2002, the Company had 8,352,412 shares of common stock issued and outstanding. For the three months ended June 30, 2002, the Company declared a quarterly cash dividend of $0.065 per common share. The dividend was paid on July 23, 2002 to common stockholders of record on July 9, 2002.

Preferred Stock/Mandatorily Redeemable Convertible Series A Preferred Stock

     A total of 8,000,000 shares of preferred stock, par value $0.01, have been authorized. Of these preferred shares, 6,000,000 have been designated as Series A Preferred Stock, including shares reserved for the payment of pay-in-kind dividends on outstanding shares of Series A Preferred Stock. The following table reflects all Series A Preferred Stock activity from December 31, 2001 to June 30, 2002:

                                                        MANDATORILY
                                                         REDEEMABLE
                                                     CONVERTIBLE SERIES
                                                     A PREFERRED STOCK
                                                    -------------------
                                                         $ AMOUNT
                                                       (IN THOUSANDS)
       Balance, December 31, 2001 ...............        $148,347
       Dividends -- paid-in-kind shares .........           2,765
       Accretion of carrying value ..............          (1,350)
                                                         --------
       Balance, June 30, 2002 ...................        $149,762
                                                         ========

     On January 1, 2002 the Company issued 51,819 shares of Series A Preferred Stock that had been recorded as paid-in-kind dividends payable as of December 31, 2001. On April 1, 2002 the Company issued 52,726 shares of Series A Preferred Stock that had been recorded as paid-in-kind dividends payable as of March 31, 2002. The number of shares of Series A Preferred Stock outstanding as of June 30, 2002 was 5,950,221. A total of 53,648 paid-in-kind preferred shares, recorded as accrued dividends as of June 30, 2002, were issued on July 1, 2002.

     The Series A Preferred Stock dividends and accretion are recorded based on an effective yield of 5.43% applied to the carrying value of the Series A Preferred Stock. This stock is convertible into common shares at a price of $26.00 per share on a one-for-one basis. To the extent the Company's common stock trades above $52.00 per share for 20 consecutive trading days at any time after May 15, 2004, the Company may cause conversion of the Series A Preferred Stock. For a more detailed description of the terms of the Series A Preferred Stock, see the description thereof contained in the Note 6 of the Company's Annual Report on Form 10-K for the year ended December 31, 2001.

Stock Options

     In July 1996, the Company's stockholders approved 1,500,000 shares of common stock for grants under the Company's 1996 Stock Option Plan. This Plan was amended by the stockholders at the May 2001 Annual Stockholders' Meeting to increase the shares authorized for issuance thereunder by 1,000,000 (as amended, the "Plan") to 2,500,000. The Plan provides for the grant of options intended to qualify as incentive stock options, and also provides for the grant of non-qualifying options to employees and directors of the Company. Options may be granted to eligible employees or directors of the Company at the discretion of the Board of Directors, at option prices based at or above the fair market value of the shares at the date of grant. Vesting provisions are at the discretion of the Board of Directors. The maximum term of the options was 5 years before the amendment and 7 years after the amendment. The table below sets forth the stock option activity for the six months ended June 30, 2002:

                                                                WEIGHTED-AVERAGE
                                           NUMBER OF SHARES      EXERCISE PRICE
                                          ------------------   -----------------
   Balance, December 31, 2001 .........         930,000            $  36.43
   Grants .............................          50,000               51.83
   Exercises ..........................              --                  --
   Forfeitures ........................              --                  --
                                                -------            --------
   Balance, June 30, 2002 .............         980,000            $  37.22
                                                =======            ========

     In the second quarter of 2002, 50,000 stock options were in total granted to three new employees and one new member of the Board of Directors. These options vest over 3 to 4 years with exercise prices ranging from $49.33 to $61.81. All options granted in 2002 expire in 2009. Of the 980,000 total stock options that have been issued and are outstanding, 265,000 are exercisable as of June 30, 2002. A total of 569,405 shares remain authorized but unissued under the Plan.

     The Company accounts for the fair value of its stock options granted to employees and directors in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense has been recognized for the Plan since the exercise price of the options was equal to the fair value of the underlying common stock on the date of grant. Had compensation expense been determined based on the fair value of the options at the grant dates consistent with that method of accounting under Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," the Company's net income and net income per share for the six months ended June 30, 2002 would have been decreased as indicated in the pro forma section below (in thousands):

                                                               FOR THE SIX MONTHS
                                                                 ENDED JUNE 30,
                                                           --------------------------
                                                              2001           2002
                                                           -----------   ------------
   As Reported:
   Net income available to all shareholders ............     $14,385       $14,813
   Net income available to common shareholders .........     $13,430       $10,772
   Net income per common share -Basic ..................     $  0.98       $  1.29
   Net income per common share-Diluted .................     $  0.95       $  1.03
   Proforma:
   Net income available to all shareholders ............     $13,877       $13,594
   Net income available to common shareholders .........     $12,922       $ 9,553
   Net income per common share-Basic ...................     $  0.94       $  1.14
   Net income per common share-Diluted .................     $  0.91       $  0.94

     For the purposes of the above presentation, the fair value of each option granted in 2001 was estimated on the date of grant using the Black-Scholes option-pricing model using the following assumptions: dividend yield of .7%; expected volatility of 47%; risk-free interest rate of 4.75% and an expected term of 5.3 years. The weighted average fair value for the 2001 grants was $16.68. The fair value of each option granted in 2002 was estimated using the Black-Scholes option-pricing model using the following assumptions: dividend yield of .7%; expected volatility of 43%; risk-free interest rate of 4.81%; and an expected term of 5.9 years. The weighted average fair value for the 2002 grants was $23.65.

6. INVESTMENTS IN MARKETABLE SECURITIES

     In the second quarter of 2002, as part of its cash management activities, the Company began investing in a no load, short-term corporate bond fund. These marketable securities are considered "available for sale," and as such, are stated at fair value. The net unrealized gains and losses are reported as a component of accumulated comprehensive income (loss) in stockholders' equity (deficit).

7. RECENT ACCOUNTING PRONOUNCEMENTS

     In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"). FAS 144 supersedes FASB Statement No. 121 "Accounting for Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of". FAS 144 addresses the financial accounting and reporting for long-lived assets and their impairment and disposal. The statement is effective for fiscal years beginning after December 15, 2001. The Company has long-lived assets in the form of buildings that it owns and uses to conduct classes for its students. FAS 144 was adopted on January 1, 2002 with no material effect on the consolidated financial statements.

8. LEASE AGREEMENTS

     During the first quarter of 2002, the Company executed lease agreements for three North Carolina campuses. The lease for the campus in South Charlotte commenced on May 15, 2002 with a lease-term of approximately 60 months and annual lease payments averaging $143,000 per year. The lease for the campus in Raleigh-Durham commenced on May 20, 2002 with a lease term of 60 months and annual lease payments averaging $166,000 per year. The lease for the campus in North Charlotte commenced on June 15, 2002 with a lease term of approximately 100 months and annual lease payments averaging $199,000 per year.

9. DEFERRED LEASE INCENTIVES

     In conjunction with the opening of the Company's new corporate headquarters in Arlington, VA in 2002, the Company was reimbursed by the lessor for improvements made to the leased property in the amount of $250,000 in the three months ended June 30, 2002. The Company also recorded $763,000 in lease incentives for two new campuses in 2001. In accordance with Financial Accounting Standards Board Technical Bulletin No. 88-1, these costs were capitalized as leasehold improvements and the reimbursements were recorded as deferred lease incentives. The leasehold improvements and the deferred lease incentives are being amortized on a straight-line basis over the corresponding lease terms, which range from 5 to 10 years.

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholders
Strayer Education, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Strayer Education, Inc. and its subsidiaries (the "Company") as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


                                                 /s/ PricewaterhouseCoopers LLP


Washington, D.C.
February 1, 2002

                            STRAYER EDUCATION, INC.

                          CONSOLIDATED BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             DECEMBER 31,
                                                                       -------------------------
                                                                          2000          2001
                                                                       ----------   ------------
                                     ASSETS
Current assets:
 Cash and cash equivalents .........................................    $ 25,190     $  57,659
 Marketable securities available for sale, at fair value ...........       5,918            --
 Short-term investments--restricted ................................       1,008         1,046
 Tuition receivable, net of allowances for doubtful accounts of $489
   and $457 in 2000 and 2001, respectively..........................      15,264        19,012
 Other current assets ..............................................         757           879
                                                                        --------     ---------
      Total current assets .........................................      48,137        78,596
Student loans receivable, net of allowances for losses .............       7,288         8,392
Property and equipment, net ........................................      19,469        23,100
Marketable securities available for sale, at fair value ............      43,982            --
Other assets .......................................................         263           400
                                                                        --------     ---------
      Total assets .................................................    $119,139     $ 110,488
                                                                        ========     =========
                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
 Accounts payable ..................................................    $    769     $     792
 Accrued expenses ..................................................       1,325         1,652
 Income taxes payable ..............................................         323         1,247
 Dividends payable .................................................         995         1,855
 Unearned tuition ..................................................      17,983        23,204
                                                                        --------     ---------
      Total current liabilities ....................................      21,395        28,750
Long-term liabilities ..............................................          --           763
                                                                        --------     ---------
      Total liabilities ............................................      21,395        29,513
                                                                        --------     ---------
Commitments and contingencies
Mandatorily redeemable convertible preferred stock, par value $.01;
 liquidation preference $151,988 (excluding accrued dividends);
 6,000,000 shares authorized; 5,845,676 Series A shares issued and
 outstanding in 2001 ...............................................          --       148,347
Stockholders' equity (deficit):
 Common stock, par value $.01; 20,000,000 shares authorized;
   15,303,166 and 8,352,412 shares issued and outstanding in 2000
   and 2001, respectively ..........................................         153            83
 Additional paid-in capital ........................................      33,119         1,759
 Retained earnings (accumulated deficit) ...........................      64,069       (69,214)
 Accumulated other comprehensive income ............................         403            --
                                                                        --------     ---------
      Total stockholders' equity (deficit) .........................      97,744       (67,372)
                                                                        --------     ---------
      Total liabilities and stockholders' equity (deficit) .........    $119,139     $ 110,488
                                                                        ========     =========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            STRAYER EDUCATION, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                     FOR THE YEAR ENDED
                                                                        DECEMBER 31,
                                                         ------------------------------------------
                                                             1999           2000           2001
                                                         ------------   ------------   ------------
Revenues .............................................     $ 69,776       $ 78,214       $ 92,876
                                                           --------       --------       --------
Costs and expenses:
 Instruction and educational support .................       25,082         28,187         33,699
 Selling and promotion ...............................        7,765          8,480         12,576
 General and administration ..........................        9,405         10,620         13,094
                                                           --------       --------       --------
                                                             42,252         47,287         59,369
                                                           --------       --------       --------
 Income from operations ..............................       27,524         30,927         33,507
Investment and other income ..........................        4,302          4,756          3,791
                                                           --------       --------       --------
 Income before income taxes ..........................       31,826         35,683         37,298
Provision for income taxes ...........................       12,500         13,974         14,489
                                                           --------       --------       --------
 Net income ..........................................       19,326         21,709         22,809
Preferred stock dividends and accretion ..............           --             --          5,010
                                                           --------       --------       --------
 Net income available to common stockholders .........     $ 19,326       $ 21,709       $ 17,799
                                                           ========       ========       ========
Net income per share:
 Basic ...............................................     $   1.25       $   1.42       $   1.62
 Diluted .............................................     $   1.23       $   1.41       $   1.55
Weighted average shares outstanding
 Basic ...............................................       15,506         15,324         10,970
 Diluted .............................................       15,711         15,451         14,737

                            STRAYER EDUCATION, INC.

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                (IN THOUSANDS)


                                                                      FOR THE YEAR ENDED DECEMBER 31,
                                                                    ------------------------------------
                                                                       1999         2000         2001
                                                                    ----------   ----------   ----------
Net income ......................................................    $19,326      $21,709      $22,809
Other comprehensive income (loss):
 Unrealized gains (losses) on investments, net of taxes .........       (204)        (136)          --
 Reclassification adjustment for realized gains included in
   net income, net of taxes .....................................         --           --         (403)
                                                                     -------      -------      -------
Comprehensive income ............................................    $19,122      $21,573      $22,406
                                                                     =======      =======      =======

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            STRAYER EDUCATION, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                              RETAINED      ACCUMULATED
                                          COMMON STOCK         ADDITIONAL     EARNINGS         OTHER
                                   --------------------------    PAID-IN    (ACCUMULATED   COMPREHENSIVE
                                       SHARES        AMOUNT      CAPITAL      DEFICIT)        INCOME         TOTAL
                                   -------------- ----------- ------------ -------------- -------------- ------------
Balance, December 31, 1998 .......   15,774,477      $158      $  50,470     $   30,274       $  743      $   81,645
 Exercise of stock options .......      133,203         1            903             --           --             904
 Repurchase of common
   stock .........................     (630,429)         (6)     (17,723)            --           --         (17,729)
 Dividends ($0.24 per share)......           --        --             --         (3,406)          --          (3,406)
 Tax benefit from exercise of
   stock options .................           --        --            525             --           --             525
 Net unrealized losses on
   marketable securities .........           --        --             --             --         (204)           (204)
 Net income ......................           --        --             --         19,326           --          19,326
                                     ----------      ------    ---------     ----------       ------      ----------
Balance, December 31, 1999 .......   15,277,251       153         34,175         46,194          539          81,061
 Exercise of stock options .......       88,615         1            590             --           --             591
 Repurchase of common
   stock .........................      (62,700)         (1)      (2,028)            --           --          (2,029)
 Dividends ($0.25 per share)......           --        --             --         (3,834)          --          (3,834)
 Tax benefit from exercise of
   stock options .................           --        --            382             --           --             382
 Net unrealized losses on
   marketable securities .........           --        --             --             --         (136)           (136)
 Net income ......................           --        --             --         21,709           --          21,709
                                     ----------      ------    ---------     ----------       ------      ----------
Balance, December 31, 2000 .......   15,303,166       153         33,119         64,069          403          97,744
 Exercise of stock options .......      224,246         2          1,493             --           --           1,495
 Repurchase of common
   stock including transaction
   costs of $3,671................   (7,175,000)      (72)       (34,528)      (148,446)          --        (183,046)
 Preferred stock dividends
   and accretion .................           --        --             --         (5,010)          --          (5,010)
 Common stock dividends
   ($0.26 annually per share).....           --        --             --         (2,636)          --          (2,636)
 Tax benefit from exercise of
   stock options .................           --        --          1,675             --           --           1,675
 Reclassification adjustment
   for realized gains included
   in net income .................           --        --             --             --         (403)           (403)
 Net income ......................           --        --             --         22,809           --          22,809
                                     ----------      ------    ---------     ----------       ------      ----------
Balance, December 31, 2001 .......    8,352,412      $ 83      $   1,759     $  (69,214)      $   --      $  (67,372)
                                     ==========      ======    =========     ==========       ======      ==========



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            STRAYER EDUCATION, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (IN THOUSANDS)

                                                                          FOR THE YEAR ENDED DECEMBER 31,
                                                                    -------------------------------------------
                                                                        1999           2000            2001
                                                                    ------------   ------------   -------------
Cash flows from operating activities:
 Net income .....................................................    $  19,326      $  21,709      $   22,809
 Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation and amortization ................................        1,894          2,063           2,643
   Provision for student loan losses ............................          216            172             196
   Deferred income taxes ........................................         (248)          (147)            144
   Gain on sale of marketable securities ........................           --             --            (887)
 Changes in assets and liabilities:
   Short-term investments--restricted ...........................          (37)           (49)            (38)
   Tuition receivable, net ......................................       (3,185)          (267)         (3,748)
   Income taxes .................................................          599            906           2,600
   Other current assets .........................................         (114)            42            (145)
   Other assets .................................................          (97)            56              --
   Accounts payable .............................................           17            279              23
   Accrued expenses .............................................         (520)           902             327
   Unearned tuition .............................................        2,098          2,612           5,221
 Student loans originated or acquired ...........................       (5,124)        (5,499)         (7,313)
 Collections on student loans receivable ........................        3,996          4,475           6,013
                                                                     ---------      ---------      ----------
    Net cash provided by operating activities ...................       18,821         27,254          27,845
                                                                     ---------      ---------      ----------
Cash flows from investing activities:
 Purchases of property and equipment ............................       (4,851)        (4,388)         (6,274)
 Purchases of marketable securities .............................       (9,298)       (14,157)             --
 Maturities of marketable securities ............................        9,030          9,462          50,126
                                                                     ---------      ---------      ----------
    Net cash provided by (used in) investing activities .........       (5,119)        (9,083)         43,852
                                                                     ---------      ---------      ----------
Cash flows from financing activities:
 Common dividends paid ..........................................       (3,278)        (3,756)         (3,088)
 Preferred dividends paid .......................................           --             --          (1,976)
 Lease incentives ...............................................           --             --             763
 Proceeds from exercise of stock options ........................          904            591           1,495
 Repurchase of common stock .....................................      (17,729)        (2,029)       (183,046)
 Issuance of preferred stock, net ...............................           --             --         146,624
                                                                     ---------      ---------      ----------
    Net cash used in financing activities .......................      (20,103)        (5,194)        (39,228)
    Net increase (decrease) in cash and cash
      requirements ..............................................       (6,401)        12,977          32,469
Cash and cash equivalents--beginning of year ....................       18,614         12,213          25,190
                                                                     ---------      ---------      ----------
Cash and cash equivalents--end of year ..........................    $  12,213      $  25,190      $   57,659
                                                                     =========      =========      ==========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            STRAYER EDUCATION, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. ORGANIZATION AND NATURE OF OPERATIONS

     Strayer Education, Inc. (the "Company"), a Maryland corporation, conducts its operations through its subsidiaries, Strayer University, Inc. (the "University") and Education Loan Processing, Inc. ("ELP"). The University is an accredited institution of higher education that provides undergraduate and graduate degrees in various fields of study through its seventeen campuses in the District of Columbia, Maryland and Virginia. The Company has also been approved to offer its programs in North Carolina and plans to open three campuses in that state in 2002.

     In May 2001, the Company underwent a $150 million recapitalization and change of control transaction in which it issued 5,769,231 shares of its Series A Convertible Mandatorily Redeemable Preferred Stock of the Company to an investor group consisting of New Mountain Partners L.P. and DB Capital Investors, L.P. (collectively, the "Investors"). The Series A Convertible Mandatorily Redeemable Preferred Stock has an effective dividend yield of 5.43% and is convertible into common stock at a price of $26.00 per share, subject to adjustment under certain circumstances. (See Note 6 below.) The Company used the $150 million, together with approximately $36.4 million of its cash and marketable securities, to repurchase 7,175,000 shares of outstanding common stock of the Company from the Company's then CEO and majority stockholder at $25.00 per share.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its subsidiaries, the University, ELP, and Professional Education, Inc. (which is currently an inactive subsidiary). All inter-company accounts and transactions have been eliminated in the consolidated financial statements.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of operating cash and cash invested in money market mutual funds and bank CDs. The Company places its cash and temporary cash investments with high quality credit institutions. The Company considers all highly liquid instruments purchased with a maturity of three months or less at the date of purchase to be cash equivalents.

INVESTMENTS

     The Company's investments in marketable securities are considered "available-for-sale" and, as such are stated at fair value. The net unrealized gains and losses are reported as a component of accumulated comprehensive income in stockholders' equity (deficit). Realized gains or losses from the sale of marketable securities are based on the specific identification method.

TUITION REVENUES

     Tuition income is deferred at the time of registration and is recognized as income, net of any refunds or withdrawals, throughout each respective quarter session. Advance registrations for the next quarter are shown as unearned tuition.

STUDENT LOANS RECEIVABLE

     Student loans receivable are stated at the amount of unpaid principal, reduced by an allowance for loan losses. Interest income from student loans is recognized using the interest method.

     Provisions for estimated losses on student loans are charged to income in amounts sufficient to maintain the allowance at a level considered adequate to cover the losses of principal and interest in

                            STRAYER EDUCATION, INC.

the existing loan portfolio, based upon historical trends, economic conditions and other information. ELP's charge-off policy is based on a loan-by-loan review; however, any loan with payments more than 120 days past due is written off against the allowance.

     ELP's student loans receivable have been classified as non-current assets, consistent with industry practice. All of ELP's other assets and liabilities have been classified as current assets and current liabilities for consolidation purposes.

CONCENTRATION OF CREDIT RISK

     The Company places its cash and temporary cash investments in money market mutual funds and bank CD's with high credit quality institutions. At times cash and cash equivalent balances may be in excess of the FDIC insurance limit. The Company has not experienced any losses on its cash and cash equivalents.

     Tuition receivables are not collateralized; however, credit risk is minimized as a result of the diverse nature of the University's student base in the District of Columbia, Maryland, and Virginia. The University establishes an allowance for doubtful tuition accounts based upon historical trends and other information.

     Student loans are receivable from the University's students. The Company performs credit evaluations and requires cosigners in some instances to minimize credit risk.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives ranging from 3 to 40 years. Depreciation and amortization amounted to $1,894,000, $2,063,000 and $2,643,000 for the years ended December 31, 1999,
2000, and 2001, respectively.

INCOME TAXES

     The Company provides for deferred income taxes based on temporary differences between financial statement and income tax bases of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse.

NET INCOME PER SHARE

     Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of shares of common stock outstanding during the periods. Diluted earnings per share is computed by dividing net income by the weighted average common and potentially dilutive common equivalent shares outstanding, determined as follows (in thousands):

                                                                   1999       2000        2001
                                                                 --------   --------   ---------
Weighted average shares outstanding used to compute basic
 earnings per share. .........................................    15,506     15,324     10,970
Incremental shares issuable upon the assumed conversion of
 preferred stock .............................................        --         --      3,661
Incremental shares issuable upon the assumed exercise of stock
 options .....................................................       205        127        106
                                                                  ------     ------     ------
Shares used to compute diluted earnings per share ............    15,711     15,451     14,737
                                                                  ======     ======     ======

     Incremental shares issuable upon the assumed exercise of outstanding stock options is computed using the average market price during the related periods.

                            STRAYER EDUCATION, INC.

USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the period reported. The most significant management estimates included allowances for uncollectible accounts and student loans receivable, accrued expenses, and the provision for income taxes. Actual results could differ from those estimates.

COMPREHENSIVE INCOME

     Comprehensive income consists of net income and unrealized gains (losses) on investments in marketable securities, net of income taxes.

RECLASSIFICATION

     Certain amounts for the year ended December 31, 1999 have been reclassified to operating activities on the consolidated statements of cash flows to conform with the December 31, 2000 and 2001 presentations.

RECENT ACCOUNTING PRONOUNCEMENTS

     In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("FAS 141"). FAS 141 supersedes Accounting Principles Board Opinion No. 16 Business Combinations. FAS 141 requires the purchase method of accounting be used for all business combinations initiated after June 30, 2001, establishes specific criteria for the recognition of intangible assets separately from goodwill, and requires unallocated negative goodwill to be written off immediately as an extraordinary gain (instead of being deferred and amortized).

     In July 2001, the Financial Accounting Standards Board issued Statement of Financial Standards No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"). FAS 142 supersedes Accounting Principles Board Opinion No. 17, "Intangible Assets." FAS 142 addresses the accounting for goodwill and intangible assets subsequent to their acquisition. Goodwill and indefinite lived intangible assets can no longer be amortized, must be tested for impairment at least annually at the reporting unit level, and the amortization period of intangible assets with finite lives will no longer be limited to forty years. FAS 142 is effective for fiscal years beginning after December 15, 2001.

     The Company has not made any acquisitions after June 30, 2001 and the Company does not have goodwill or intangible assets. The adoption of FAS 141 and FAS 142 will not have any effect on the consolidated financial statements.

2. INVESTMENTS

SHORT-TERM INVESTMENTS -- RESTRICTED

     The U.S. Department of Education requires Title IV Program loan funds collected in excess of amounts due for tuition to be kept in a cash or cash equivalent account until such amounts are required to be remitted to students. These funds are invested in short-term U.S. Treasury Notes.

MARKETABLE SECURITIES

     The Company liquidated all of its investments in marketable securities and holds no investments as of December 31, 2001. The cost and fair value for each class of investments as of December 31, 2000 are as follows (in thousands):

                            STRAYER EDUCATION, INC.

                                                                   2000
                                           -----------------------------------------------------
                                                            GROSS          GROSS
                                                         UNREALIZED     UNREALIZED       FAIR
                                              COST          GAINS         LOSSES         VALUE
                                           ----------   ------------   ------------   ----------
Certificates of deposit and money market
 funds .................................    $20,580         $ --           $ --        $20,580
Fixed income investments ...............     20,591          183            124         20,650
Equity securities. .....................      8,068          651             49          8,670
                                            -------         ----           ----        -------
 Total .................................    $49,239         $834           $173        $49,900
                                            =======         ====           ====        =======

3. PROPERTY AND EQUIPMENT

     The composition of property and equipment as of December 31, 2000 and 2001 is as follows (in thousands):

                                                                                   ESTIMATED USEFUL
                                                          2000          2001         LIFE (YEARS)
                                                      -----------   -----------   -----------------
Land ..............................................    $  2,772      $  2,772            --
Buildings .........................................       5,414         9,988            40
Furniture and equipment ...........................      13,921        14,229           5-7
Leasehold improvements ............................       5,702         5,479           3-10
Vehicles ..........................................          22            22            5
Construction in progress ..........................       1,436            14            --
                                                       --------      --------
                                                         29,267        32,504
Accumulated depreciation and amortization .........      (9,798)       (9,404)
                                                       --------      --------
                                                       $ 19,469      $ 23,100
                                                       ========      ========

     During 2001, fully depreciated assets of approximately $3 million were written off. In addition, $763,000 in leasehold improvements, paid by lessors as lease incentives, were capitalized during 2001.

4. STUDENT LOANS RECEIVABLE

     The loans receivable under the Strayer Education Loan Program as of December 31, 2000 and 2001 are as follows (in thousands):

                                                                                 2000        2001
                                                                              ---------   ---------
Student loans receivable outstanding, including accrued interest ..........    $7,753      $8,928
Allowance for loan losses. ................................................      (465)       (536)
                                                                               ------      ------
Student loans receivable, net .............................................    $7,288      $8,392
                                                                               ======      ======

     The interest rate on these student loans is generally 7.5%. The Company believes the carrying value of the student loans approximates their fair value. The loans require a minimum monthly payment based on a percentage of the outstanding monthly balance, plus interest, while the student is in attendance. Upon the student's graduation or withdrawal, the loans become due in equal monthly installments based on a fixed payment plan.

                            STRAYER EDUCATION, INC.

5. STOCK OPTION PLAN

     In July 1996, the Company set aside 1,500,000 shares of common stock for grants under the Company's 1996 Stock Option Plan, which was amended at the May 2001 Annual Shareholders' Meeting to increase the shares authorized for issuance thereunder by 1,000,000 (as amended, "the Plan"). The Plan provides for the grant of options intended to qualify as incentive stock options, and also provides for the grant of non-qualifying options to directors and employees and directors of the Company. Options may be granted to eligible employees of the Company at the discretion of the Board of Directors, at option prices based on the fair market value of the shares at the date of grant. Vesting provisions are at the discretion of the Board of Directors. The maximum term of the options was 5 years before the amendment and 7 years after the amendment. Stock option activity for the years ended December 31, 1999, 2000 and 2001 are as follows:

                                         NUMBER OF      WEIGHTED-AVERAGE
                                           SHARES        EXERCISE PRICE
                                       -------------   -----------------
Balance, December 31, 1998 .........       443,762         $  6.67
 Grants ............................         2,759            6.67
 Exercises .........................      (133,203)           6.67
 Forfeitures .......................            --              --
                                          --------         -------
Balance, December 31, 1999 .........       313,318            6.67
 Grants ............................            --              --
 Exercises .........................       (88,615)           6.67
 Forfeitures .......................            --              --
                                          --------         -------
Balance, December 31, 2000 .........       224,703            6.67
 Grants ............................       930,000           36.43
 Exercises .........................      (224,246)           6.67
 Forfeitures .......................          (457)           6.67
                                          --------         -------
Balance, December 31, 2001 .........       930,000         $ 36.43
                                          ========         =======

     The number of shares exercisable as of December 31, 1999, 2000 and 2001 are as follows:

                                            NUMBER OF     WEIGHTED-AVERAGE
                                              SHARES       EXERCISE PRICE
                                           -----------   -----------------
Exercisable, December 31, 1999 .........     313,318           $6.67
Exercisable, December 31, 2000 .........     224,703           $6.67
Exercisable, December 31, 2001 .........          --           $  --

     During 2001, new options were granted to thirteen key executives and directors in conjunction with the recapitalization that took place in May 2001 and the retention of a new senior management team. The weighted average exercise price per share of all options as of December 31, 2001 was $36.43. The options vest over 3 to 4 years with exercise prices ranging from $33.69 to $47.44. All options granted in 2001 expire in 2008 and have a weighted-average contractual life of 6.3 years as of December 31, 2001.

     The Company accounts for the fair value of its stock options granted to employees and directors in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense has been recognized for the Plan, since the exercise price of the options was equal to the fair value of the underlying common stock on the date

                            STRAYER EDUCATION, INC.

of grant. Had compensation expense been determined based on the fair value of the options at the grant dates consistent with that method of accounting under Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," the Company's net income and net income per share for the years ended December 31, 1999, 2000, and 2001 would have been decreased as indicated in the pro forma section below (in thousands):

                                                            1999          2000          2001
                                                         -----------   -----------   -----------
As reported:
 Net income ..........................................     $19,326       $21,709       $22,809
 Net income available to common stockholders .........     $19,326       $21,709       $17,799
 Net income per common share -- Basic ................     $  1.25       $  1.42       $  1.62
 Net income per common share -- Diluted. .............     $  1.23       $  1.41       $  1.55
Pro forma:
 Net income ..........................................     $19,283       $21,530       $21,269
 Net income available to common stockholders .........     $19,283       $21,530       $16,259
 Net income per common share -- Basic ................     $  1.24       $  1.40       $  1.48
 Net income per common share -- Diluted. .............     $  1.23       $  1.39       $  1.44

     The fair value of each option granted in 1999 was estimated on the date of grant using the Black-Scholes option-pricing model using the following assumptions: dividend yield of 1.0%; expected volatility of 47%; risk-free interest rate of 5.25%; expected term of 2.1 years. The weighted average fair value at date of grant was $25.55 per share. There were no new options granted in 2000. The fair value of each option granted in 2001 was estimated on the date of grant using the Black-Scholes option-pricing model using the following assumptions: dividend yield of .7%; expected volatility of 47%; risk-free interest rate of 4.75% and an expected term of 5.31 years. The weighted average fair value at the date of grant was $16.68.

6. PREFERRED STOCK/SERIES A MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

     In May 2001, the Company underwent a $150 million recapitalization and change of control transaction in which it issued 5,769,231 shares of its Series A Convertible Mandatorily Redeemable Preferred Stock (the "Series A Preferred Stock") of the Company to an investor group consisting of New Mountain Partners L.P. and DB Capital Investors, L.P. (collectively, the "Investors"). The Series A Preferred Stock has an effective dividend yield of 5.43% and is convertible into common stock at a price of $26.00 per share, subject to adjustment under certain circumstances. The Company used the $150 million, together with approximately $36.4 million of its cash and marketable securities, to repurchase 7,175,000 shares of outstanding common stock of the Company from the Company's then CEO and majority stockholder at $25.00 per share. The Series A Preferred Stock has the following material terms:

     Authorized

     A total of 8,000,000 shares of preferred stock, par value $.01, have been authorized. Of these preferred shares, 6,000,000 have been designated as Series A Preferred Stock, including shares to be reserved for the payment of dividends on the outstanding shares of Series A Preferred Stock. The original issuance of Series A Preferred Stock and all quarterly preferred stock dividends thereon through December 31, 2001 are reflected in the following table:

                            STRAYER EDUCATION, INC.

                                         SERIES A MANDATORILY REDEEMABLE
                                          CONVERTIBLE PREFERRED STOCK
                                         ------------------------------
                                                             AMOUNT
                                            SHARES       (IN THOUSANDS)
                                         ------------   ---------------
Balance, December 31, 2000 ...........           --              --
Issuance of shares ...................    5,769,231        $150,000
Issuance costs .......................                       (3,375)
Dividend-paid in kind shares .........       76,445           1,988
Accretion of carrying value ..........                         (266)
                                                           --------
Balance, December 31, 2001 ...........    5,845,676        $148,347
                                          =========        ========

     Series A Preferred Stock dividends and accretion are recorded based on an effective yield of 5.43% applied to the carrying value of the Series A Preferred Stock.

     Ranking

     The shares of Series A Preferred Stock rank, as to dividends and rights upon liquidation, dissolution, or winding up, senior to the common Stock and on a parity with each other.

     Dividends

     The holders of shares of Series A Preferred Stock are entitled to receive dividends prior to any amounts being paid on the common stock when, as, and if declared by the Board of Directors out of funds legally available therefore. Dividends on the Series A Preferred Stock are payable as follows:

     o From the original issuance date of the Series A Preferred Stock until May 15, 2006, dividends accrue at an annual rate of 7.0% of the sum of the liquidation amount, which is $26.00 per share, as adjusted, plus any accumulated and unpaid dividends, with 3.5% of the original investment amount payable in cash when the dividend is declared and the rest issued in additional shares and compounding quarterly until the Series A Preferred Stock either converts, is redeemed, or a liquidation event occurs.

     o Beginning on May 16, 2006, dividends accrue at an annual rate of 3.0% of the sum of the Liquidation Amount plus any accumulated and unpaid dividends, all of which are payable in cash when the dividend is declared.

     In addition, when and if the Board of Directors declares regular quarterly dividends on the common stock up to $0.065 per share, holders of Series A Preferred Stock are not entitled to participate in the common stock dividend. However, the Series A Preferred Stock will participate on an as-converted basis in any dividends on the common stock in excess of the regular quarterly dividends of $0.065 per share.

     Conversion at the Option of the Holder

     The shares of Series A Preferred Stock are initially convertible, in whole or in part, at the option of the holder thereof, into shares of common stock at a conversion rate of one share of common stock for each share of Series A Preferred Stock, subject to adjustment for certain events, including stock splits, stock dividends, and dilutive issuances of capital stock.

     Liquidation Rights

     Upon any liquidation, dissolution, or winding up of the Company, the holders of Series A Preferred Stock are entitled to a liquidation preference, prior to any amounts being paid on the

                            STRAYER EDUCATION, INC.

common stock, in an amount equal to the greater of (1) the sum of $26.00 per share of Series A Preferred Stock plus compounded, accumulated but unpaid dividends (in each case, as adjusted for stock dividends, stock combinations, or similar events) and (2) the product of (a) the price of the common stock calculated as the average of the daily closing prices for 5 consecutive trading days selected by the Board of Directors out of the 20 trading days preceding the date of the liquidation, dissolution, or winding up and (b) the number of shares of common stock to which the holders of Series A Preferred Stock would have been entitled if they had converted their shares.

     Change of Control

     Upon any change of control of the Company, the holders of Series A Preferred Stock are entitled in each holder's sole discretion to elect to receive the liquidation amount per share plus accumulated and unpaid dividends. If no election is made, the holders retain their Series A Preferred Stock.

     Voting Rights

     Each holder of Series A Preferred Stock is entitled to the number of votes equal to the number of whole shares of common stock into which all of the holder's Series A Preferred Stock is convertible, with respect to all matters submitted for Stockholder approval. Except as provided by law or by the express terms of the Series A Preferred Stock, holders vote together with holders of the common stock as a single class. For so long as there are any shares of Series A Preferred Stock outstanding, the approval of the holders of at least a majority of the Series A Preferred Stock shall be required to take certain actions including:

     o Any reclassification of the Series A Preferred Stock or any amendment, alteration, or repeal of any provision of our charter or bylaws that adversely affects the holders of the Series A Preferred Stock;

     o The authorization, creation, or issuance of additional equity securities ranking senior to or on a par with the Series A Preferred Stock on liquidation or distributions or any security convertible into, or which provides a right to acquire, a senior or pari passu security;

     o Any issuance of shares of common stock at a per share price less than $26.00, subject to certain adjustments, including securities convertible into common stock at a per share conversion price less than $26.00; and

     o The declaration, payment, or making of any dividend or distribution on the common stock other than our regular quarterly dividend of $0.065 per share of common stock.

     Redemption at the Company's Option

     The Series A Preferred Stock may not be redeemed at the option of the Company prior to May 15, 2004. From and after the third year until the fifth year that the Series A Preferred Stock is outstanding, so long as the common stock is listed on the New York Stock Exchange or the NASDAQ National Market, the Company may redeem it, in whole or in part, within 45 days of any period in which the closing price of the common stock for at least 20 consecutive trading days equals or exceeds 200% of the conversion price, which is initially $26.00 per share; provided that the 20 day period may not begin before May 15, 2004. After May 15, 2006, the Company may redeem the Series A Preferred Stock in whole or in part at its discretion. In either case, the redemption price of each share of Series A Preferred Stock is equal to the liquidation amount, plus accumulated and unpaid dividends. The decision of whether to redeem is to be made in the discretion of the directors not elected by the Investors.

                            STRAYER EDUCATION, INC.

     Redemption at the Option of the Holder

     The holders of the Series A Preferred Stock may request that it be redeemed only:

     o  After the tenth anniversary of its issuance (May 15, 2011);

     o  Upon a change of control of the Company; or

     o  In the event the Company sells all or substantially all of its assets.

     Upon the occurrence of any of these events, a holder of Series A Preferred Stock may require the Company to redeem all or a part of that holder's shares of Series A Preferred Stock, at a purchase price equal to the liquidation amount, as adjusted, plus accumulated and unpaid dividends.

REGISTRATION RIGHTS

     Demand Registration

     The Company has agreed that if it is not eligible to use the short-form registration statement, Form S-3, it will register the resale of the securities held by the Investors upon their request, as follows:

     o The Company will not register the resale of securities more than two times;

     o The Company will not register the resale of securities more than once during any six month period; and

     o The aggregate offering price of the resale of securities must be at least $10 million.

     However, if the Company is eligible to use the short-form registration statement, Form S-3, the Investors shall also have the right to request registration on that form two times during any one year for a "shelf" registration permitted by Rule 415 under the Securities Act. A majority of the holders of the securities originally issued to the Investors is required to request the "shelf" registration.

     If the Company's Board of Directors determines that a requested registration statement would result in a disclosure of information that would materially and adversely affect any proposed or pending material transaction, the Company may delay the registration. No postponement may exceed 90 days and all postponements shall not exceed 120 days in the aggregate in any 12-month period.

     The Company may register securities for its own account or for the account of other stockholders in a registration requested by the Investors, so long as the inclusion of additional securities does not reduce the amount of securities that may be sold by the Investors.

     Securities registrable under the Registration Rights Agreement include the Series A Preferred Stock, the common stock and other securities, if any, issuable on conversion of the Series A Preferred Stock, the common stock, if any, purchased by the Investors in accordance with the options granted them by our former CEO and majority stockholder, and any securities issued to the Investors in accordance with their preemptive rights.

     Piggy-back Registration

     Piggy-back registration means the rights of the holders of the registration rights to include their shares in a registration filed by the Company for its own account or in a registration the Company has filed upon the request of other stockholders. The Company has granted the Investors unlimited piggy-back registration rights.

                            STRAYER EDUCATION, INC.

     Expenses

     The Company will bear all the expenses of the registration, other than any fees and disbursements of the underwriters that are customarily borne by selling Stockholders and all underwriting discounts, commissions, and transfer taxes relating to the securities sold by the Investors.

     Indemnification

     The Company has agreed to indemnify the Investors against any losses, including fees and expenses, which may arise out of an untrue statement or an omission of a material fact in any registration statement, other than untrue statements that were provided in writing by the Investors or omissions of material facts from statements provided in writing by the Investors for inclusion in the registration statement. Each Investor, severally and not jointly, has agreed to indemnify the Company and any underwriters participating in the registration statement against any losses that may arise out of any untrue statement that was provided in writing by that Investor or omissions of material facts from statements provided in writing by that Investor for inclusion in the registration statement. The amounts owed by the Investors under this indemnification obligation shall not exceed the proceeds the Investors received from the sale of securities under the registration statement.

     Transferability of Registration Rights

     The Investors may freely transfer the registration rights to any of their affiliates. The Investors may also transfer the registration rights to any other person to whom the Investors or their affiliates transfer shares of Series A Preferred Stock or the common stock into which the Series A Preferred Stock converts having any aggregate purchase price or liquidation amount of at least $10 million.

OTHER TERMS OF SERIES A PREFERRED STOCK

     Corporate Governance

     Pursuant to the terms of the Series A Preferred Stock, the holders of the Series A Preferred Stock are initially entitled to elect one-half of the Company's Board of Directors. The percentage of the Company's Board of Directors that the holders of the Series A Preferred Stock may elect decreases as the number of shares of Series A Preferred Stock outstanding decreases in the following manner:

      % OF SERIES A
     PREFERRED STOCK
 ORIGINALLY ISSUED STILL                % OR NUMBER OF
       OUTSTANDING                         DIRECTORS
-------------------------             ------------------
      90% and Above                          50%
       50% to 89.9%                          40%
       25% to 49.9%                          25%
       10% to 24.9%                   At Least 1 member
        0% to 9.9%                           none

     In addition, in the event that the Company fails to pay the redemption price for the Series A Preferred Stock in connection with a proper redemption request in an amount at least equal to $30 million, the holders of the Series A Preferred Stock will be able to elect a majority of the Company's Board of Directors until the redemption price is paid.

     Any significant changes in the Company's ownership and control could require U.S. Department of Education or other regulatory agency approval.

                            STRAYER EDUCATION, INC.

     In addition to any other Board of Directors or stockholder action that may be required, the approval of a majority of the directors elected by the holders of the Series A Preferred Stock will be required in order for the Company to take certain actions, including:

     o Any authorization or issuance, reclassification, repurchase, redemption, or other acquisition of any of our equity securities or any other securities exercisable for or convertible into any equity securities;

     o Any issuance or incurrence of indebtedness that would result in the Company having in excess of an aggregate of $25 million of indebtedness outstanding;

     o Any liquidation, dissolution, winding up, or reorganization of the Company;

     o Any transaction or series of related transactions involving a change of control or the sale of all or substantially all of the Company's equity or assets, or any acquisition, disposition, or other business combination involving consideration in excess of $20 million;

     o  Any amendment to the Company's charter or bylaws; and

     o The removal or replacement of, or the establishment of the level or form of compensation payable to, the Company's chief executive officer, chief operating officer or chief financial officer.

     Preemptive Rights

     The holders of the Series A Preferred Stock have the right to purchase their pro rata portion of new equity securities the Company issues, other than certain exempt issuances.

7. LONG-TERM LIABILITY

     In conjunction with the opening of new campuses in Chesapeake, VA and Newport News, VA during 2001, the Company was reimbursed by the lessors for improvements made to the leased properties in the amount of $763,000. In accordance with Financial Accounting Standards Board Technical Bulletin No. 88-1, these reimbursements were capitalized as leasehold improvements and a long-term liability established. The leasehold improvements and the long-term liability will be amortized on a straight-line basis over the corresponding lease terms, which range from 5 to 10 years.

8. OTHER EMPLOYEE BENEFIT PLANS

     The Company has a 401(k) profit sharing trust covering all eligible employees of the Company. Participants may defer a percentage of their salaries or make contributions up to 10% of their base compensation. Employee contributions are voluntary. Discretionary contributions were made by the Company in the fourth quarter of each year, and were $186,000, $195,000 and $205,000 for the years ended December 31, 1999, 2000 and 2001, respectively.

     In May 1998, the Company adopted the Strayer Education, Inc. Employee Stock Purchase Plan (ESPP). Under the ESPP, eligible employees may purchase shares of the Company's common stock, subject to certain limitations, at 90 percent of its market value at the date of purchase. Purchases are limited to 10 percent of an employee's eligible compensation. The aggregate number of shares of common stock that may be made available for purchase by participating employees under the ESPP is 2,500,000 shares. During 1999, 2000 and 2001, 11,962, 10,297 and 6,540 shares, respectively, were purchased in the open market for employees, at average prices of $26.13, $23.93 and $42.44 per share, respectively.

                            STRAYER EDUCATION, INC.

9. COMMITMENTS AND CONTINGENCIES

     The University participates in various federal student financial assistance programs which are subject to audit. Management believes that the potential effects of audit adjustments, if any, for the periods currently under audit will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

     As of December 31, 2001 the Company had long-term operating leases for fourteen of its campuses and other administrative locations. Rent expense was $4,227,000, $4,770,000 and $5,533,000 for the years ended December 31, 1999,
2000 and 2001, respectively. Prior to the purchase of three of these campuses in February 2002, the Washington D.C. campus and three of the Virginia campuses were leased from entities affiliated with the Company's former CEO and majority stockholder. Rent paid to these entities was $2,040,000, $1,836,600 and $1,946,000 for the years ended December 31, 1999, 2000 and 2001, respectively. During 1999, the Company acquired its Takoma Park Campus for $1,024,000 and in February 2002, the Company acquired the Washington D.C., Manassas, VA and Woodbridge, VA campuses for an aggregate of $12,000,000 from entities affiliated with the Company's former CEO and majority stockholder. Accordingly, only one lease remains outstanding with affiliates of the Company's former CEO and majority stockholder. This lease involved total payments of $320,000 in 2001 and expires in 2006.

     The rents on the Company's leases are subject to annual increases based on a stipulated price index. The minimum rental commitments for the Company as of December 31, 2001, excluding commitments related to the three campuses purchased from the Company's former CEO and majority stockholder in February 2002, are as follows (in thousands):

                                      TOTAL AMOUNT PAYABLE
                           TOTAL       TO RELATED PARTIES
                         ---------   ---------------------
  2002 ...............    $ 4,780            $  338
  2003 ...............      4,339               348
  2004 ...............      3,324               358
  2005 ...............      3,000               369
  2006 ...............      2,241               156
  Thereafter .........      9,849                --
                          -------            ------
                          $27,533            $1,569
                          =======            ======

     In addition, the Company has a credit facility from a bank in the amount of $10.0 million. Interest on any borrowings under the facility will accrue at an annual rate not to exceed 0.75% above the London Interbank Offered Rate. The Company does not pay a fee for this facility. There have been no borrowings by the Company under the credit facility.

     On October 2, 1998, the Board of Directors authorized the Company to repurchase up to five percent of its outstanding common stock at market prices, not to exceed a total cost of $24 million. The timing of stock purchases are made at the discretion of management. The Company repurchased 630,429 shares and 62,700 shares during the years ended December 31, 1999 and 2000, respectively. During the year 2000, the Board authorized an additional stock repurchase program in an amount of up to $40,000,000. The Company suspended the repurchase plan from February to September of the year 2000 and again in December of 2000. No shares were repurchased during 2001. No share repurchase plan is currently authorized by the Board of Directors.

                            STRAYER EDUCATION, INC.

10. INCOME TAXES

     The income tax provision for the years ended December 31, 1999, 2000 and 2001 is summarized below (in thousands).

                                 1999         2000         2001
                              ----------   ----------   ----------
Current:
  Federal .................    $10,453      $11,637      $12,123
  State ...................      2,295        2,484        2,222
                               -------      -------      -------
                                12,748       14,121       14,345
                               =======      =======      =======
Deferred:
  Federal .................       (203)        (132)         129
  State ...................        (45)         (15)          15
                               -------      -------      -------
                                  (248)        (147)         144
                               -------      -------      -------
                               $12,500      $13,974      $14,489
                               =======      =======      =======

     The tax effects of the principal temporary differences that give rise to the Company's deferred tax assets (liabilities) are as follows as of December 31, 2000 and 2001 (in thousands):

                                                                   2000       2001
                                                                ---------   -------
         Tuition receivable and student loans ...............    $  372      $387
         Property and equipment. ............................       283       140
         Accrued vacation payable ...........................        50        34
         Unrealized gains on marketable securities ..........      (258)       --
                                                                 ------      ----
         Net deferred tax asset .............................    $  447      $561
                                                                 ======      ====

     A reconciliation between the Company's statutory tax rate and the effective tax rate for the years ended December 31, 1999, 2000, and 2001 is as follows:

                                                                     1999        2000       2001
                                                                  ---------   ---------   -------
         Statutory federal rate. ..............................       35%         35%        35%
         State income taxes, net of federal benefits ..........        5%          5%         4%
         Effect of prior year accruals ........................       (1%)        (1%)        0%
                                                                      --          --         --
         Effective tax rate ...................................       39%         39%        39%
                                                                      ==          ==         ==

     Cash payments for income taxes were $12,674,000 in 1999, $13,628,000 in 2000 and $11,649,000 in 2001.

                            STRAYER EDUCATION, INC.

11. SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

     Quarterly financial information for 2000 and 2001 is as follows (in thousands except per share data):

                                                            QUARTER
                                   ------------------------------------------------------
2000                                  FIRST        SECOND         THIRD         FOURTH
----                               -----------   -----------   ------------  ------------
Total revenues .................     $21,128       $20,325       $14,691       $22,070
Income from operations .........      10,423         8,432         2,192         9,880
Net income .....................       6,810         5,878         2,126         6,895
Net income per share:
   Basic .......................     $  0.45       $  0.38       $  0.14       $  0.45
   Diluted .....................     $  0.44       $  0.38       $  0.14       $  0.45

                                                            QUARTER
                                   ------------------------------------------------------
2001                                  FIRST        SECOND         THIRD         FOURTH
----                               -----------   -----------   ------------  ------------
Total revenues .................     $23,644       $23,826       $18,222       $27,184
Income from operations .........      11,459         9,262         2,744        10,042
Net income .....................       8,137         6,248         2,008         6,416
Net income available to common
  stockholders .................       8,137         5,293            11         4,358
Net income per share:
   Basic .......................     $  0.53       $  0.45       $  0.00       $  0.52
   Diluted .....................     $  0.53       $  0.42       $  0.14       $  0.45

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the fees and expenses payable by the registrant in connection with this offering, other than underwriting discounts and commissions. All the amounts shown are estimates, except the SEC registration fee:

          SEC registration fee .................... $ 11,933
                                                      ------
          Printing fees ........................... $       *
                                                      ------
          Legal fees and expenses ................. $       *
                                                      ------
          Accounting fees and expenses ............ $       *
                                                      ------
          Miscellaneous fees and expenses ......... $       *
                                                      ------
           Total .................................. $       *
                                                      ------

*     Estimated expenses to be provided by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Strayer's charter provides that, to the fullest extent that limitations on the liability of directors and officers are permitted by the Maryland General Corporation Law, no director or officer of Strayer shall have any liability to Strayer or its stockholders for monetary damages. The Maryland General Corporation Law provides that a corporation's charter may include a provision which restricts or limits the liability of its directors or officers to the corporation or its stockholders for money damages except: (1) to the extent that it is proved that the person actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received, or (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Strayer's charter and bylaws provide that it shall indemnify and advance expenses to its currently acting and former directors and officers to the fullest extent permitted by the Maryland General Corporation Law and that Strayer shall indemnify and advance expenses to its officers to the same extent as its directors and to such further extent as is consistent with law.

     Strayer's charter and bylaws provide that it will indemnify its directors and officers and may indemnify employees or agents of Strayer to the fullest extent permitted by law against liabilities and expenses incurred in connection with litigation in which they may be involved because of their offices with Strayer. In addition, Strayer's charter provides that its directors and officers will not be liable to stockholders for money damages, except in limited instances. However, nothing in Strayer's charter or bylaws protects or indemnifies a director, officer, employee or agent against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. To the extent that a director has been successful in defense of any proceeding, the Maryland General Corporation Law provides that he shall be indemnified against reasonable expenses incurred in connection therewith.

     The form of underwriting agreement, filed as Exhibit 1.1 hereto, contains provisions by which the underwriters agree to indemnify the registrant and each officer, director and controlling person of the registrant against certain liabilities.

ITEM 16. EXHIBIT INDEX.

EXHIBIT
 NUMBER    DESCRIPTION OF EXHIBITS
 ------    -------------------------------------------------------------------------------
  1.1*     Underwriting Agreement
  4.1      Amended Articles of Incorporation of Strayer Education, Inc. (incorporated by reference to Strayer Education, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 000-21039))
  5.1*     Opinion of Venable, Baetjer and Howard, LLP
  23.1+    Consent of PricewaterhouseCoopers LLP
  24.1+    Power of Attorney (included on the signature pages)

----------------
*     To be filed by amendment.

+     Filed herewith.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

o For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

o Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

o For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

o For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Arlington, State of Virginia, on the 8th day of October, 2002.

                                        STRAYER EDUCATION, INC.

                                        By: /s/ Robert S. Silberman
                                           --------------------------------
                                        Name: Robert S. Silberman
                                        Title:  Chief Executive Officer

                               POWER OF ATTORNEY

     The undersigned officers and directors of Strayer Education, Inc. hereby severally constitute and appoint Robert S. Silberman, Steven A. McArthur and Mark C. Brown, and each of them (with full power to each of them to act alone), attorneys-in-fact for the undersigned, in any and all capacities, with the power of substitution, to sign any amendments to this Registration Statement (including post-effective amendments) and any subsequent registration statement for the same offering which may be filed under Rule 462(b) under the Securities Act of 1933, as amended, and to file the same with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all interests and purposes as he or she might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on behalf of Strayer Education, Inc. in the capacities indicated on the 8th day of October, 2002.

              SIGNATURE                                     TITLE
              ---------                                     -----
       /s/ Steven B. Klinsky            Chairman of the Board
-------------------------------------
          Steven B. Klinsky


      /s/ Robert S. Silberman           Chief Executive Officer, President and Director
-------------------------------------   (Principal Executive Officer)
        Robert S. Silberman


         /s/ Mark C. Brown              Senior Vice President and Chief Financial
-------------------------------------   Officer (Principal Financial and Accounting
           Mark C. Brown                Officer)


         /s/ Charles Ayres             Director
-------------------------------------
           Charles Ayres

              SIGNATURE                               TITLE
              ---------                               -----
     /s/ Dr. Charlotte F. Beason             Director
------------------------------------
         Dr. Charlotte F. Beason


         /s/ William E. Brock                Director
------------------------------------
           William E. Brock


         /s/ David A. Coulter                Director
------------------------------------
            David A. Coulter


           /s/ Gary Gensler                  Director
------------------------------------
             Gary Gensler


         /s/ Robert R. Grusky                Director
------------------------------------
           Robert R. Grusky


          /s/ Todd A. Milano                 Director
------------------------------------
            Todd A. Milano


       /s/ G. Thomas Waite, III              Director
------------------------------------
         G. Thomas Waite, III


          /s/ J. David Wargo                 Director
------------------------------------
            J. David Wargo